As filed with the SEC on _______________.        Registration No.  333-49334
                                                                  --------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                _______________

                       Pre-Effective Amendment No. 1 to
                       --------------------------------

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
              OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                ON FORM N-8B-2
                            ----------------------

                           PRUCO LIFE OF NEW JERSEY
                         VARIABLE APPRECIABLE ACCOUNT
                             (Exact Name of Trust)

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                              (Name of Depositor)

                             213 Washington Street
                         Newark, New Jersey 07102-2992
                                (800) 286-7754
         (Address and telephone number of principal executive offices)
                                _______________

                               Thomas C. Castano
                              Assistant Secretary
                  Pruco Life Insurance Company of New Jersey
                             213 Washington Street
                         Newark, New Jersey 07102-2992
                    (Name and address of agent for service)

                                   Copy to:
                               Jeffrey C. Martin
                                Shea & Gardner
                        1800 Massachusetts Avenue, N.W.
                            Washington, D.C. 20036
                                _______________


Variable Universal Life Insurance Contracts -- The Registrant hereby elects to register an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                             CROSS REFERENCE SHEET
                          (as required by Form N-B-2)

N-B-2 Item Number             Location
-----------------             --------

        1.                    Cover Page

        2.                    Cover Page

        3.                    Not Applicable

        4.                    Sale of the Contracts and Sales Commissions

        5.                    Pruco Life of New Jersey Variable Appreciable
                              Account

        6.                    Pruco Life of New Jersey Variable Appreciable
                              Account

        7.                    Not Applicable

        8.                    Not Applicable

        9.                    Litigation and Regulatory Proceedings

       10. Introduction and Summary; Voting Rights; Charges and Expenses; Short-Term Cancellation Right or "Free Look"; Types of Death Benefit; Changing the Type of Death Benefit; Riders; Premiums; Allocation of Premiums; Transfers; Dollar Cost Averaging; Auto-Rebalancing; How a Contract's Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary; Cash Surrender of a Contract; Withdrawals; Lapse and Reinstatement; Decreases in Basic Insurance Amount; When Proceeds are Paid; Contract Loans; Other General Contract Provisions; Substitution of Series Fund Shares

       11. Introduction and Summary; Pruco Life of New Jersey Variable Appreciable Account

       12. Cover Page; Introduction and Summary; The Prudential Series Fund, Inc.; Sale of the Contract and Sales Commissions

       13. Introduction and Summary; The Prudential Series Fund, Inc.; Charges and Expenses; Premiums; Allocation of Premiums; Sale of the Contract and Sales Commissions

       14. Introduction and Summary; Detailed Information for Prospective Contract Owners

       15. Introduction and Summary; Premiums; Allocation of Premiums; Transfers; Dollar Cost Averaging; Auto-Rebalancing

       16.                    Introduction and Summary; Detailed Information for
                              Contract Owners

N-B-2 Item Number             Location
-----------------             --------

       17.                    When Proceeds are Paid

       18.                    Pruco Life of New Jersey Variable Appreciable
                              Account

       19.                    Reports to Contract Owners

       20.                    Not Applicable

       21.                    Contract Loans

       22.                    Not Applicable

       23.                    Not Applicable

       24.                    Other General Contract Provisions

       25.                    Pruco Life Insurance Company of New Jersey

       26. Introduction and Summary; The Prudential Series Fund, Inc.; Charges and Expenses

       27. Pruco Life Insurance Company of New Jersey; The Prudential Series Fund, Inc.

       28.                    Pruco Life Insurance Company of New Jersey;
                              Directors and Officers

       29.                    Pruco Life Insurance Company of New Jersey

       30.                    Not Applicable

       31.                    Not Applicable

       32.                    Not Applicable

       33.                    Not Applicable

       34.                    Not Applicable

       35.                    Pruco Life Insurance Company of New Jersey

       36.                    Not Applicable

       37.                    Not Applicable

       38.                    Sale of the Contract and Sales Commissions

       39.                    Sale of the Contract and Sales Commissions

       40.                    Not Applicable

       41.                    Sale of the Contract and Sales Commissions

       42.                    Not Applicable

       43.                    Not Applicable

N-B-2 Item Number             Location
-----------------             --------

       44. Introduction and Summary; The Prudential Series Fund, Inc.; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary

       45.                    Not Applicable

       46. Introduction and Summary; Pruco Life of New Jersey Variable Appreciable Account; The Prudential Series Fund, Inc.

       47. Pruco Life of New Jersey Variable Appreciable Account; The Prudential Series Fund, Inc.

       48.                    Not Applicable

       49.                    Not Applicable

       50.                    Not Applicable

       51.                    Not Applicable

       52.                    Substitution of Series Fund Shares

       53.                    Tax Treatment of Contract Benefits

       54.                    Not Applicable

       55.                    Not Applicable

       56.                    Not Applicable

       57.                    Not Applicable

       58.                    Not Applicable

       59. Financial Statements: Financial Statements of the Pruco Life of New Jersey Variable Appreciable Account; Financial Statements of Pruco Life Insurance Company of New Jersey

                                    PART I

                      INFORMATION REQUIRED IN PROSPECTUS

                            PruLife Custom Premier
                       Variable Universal Life Insurance


                                  PROSPECTUS

                           Pruco Life of New Jersey
                         Variable Appreciable Account

                               February 12, 2001



                  Pruco Life Insurance Company of New Jersey

PROSPECTUS
February 12, 2001
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

PruLife Custom Premier

This prospectus describes an individual flexible premium variable universal life insurance contract (the "Contract") offered by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey," "us," "we," or "our"). Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract provides life insurance coverage with flexible premium payments, a variety of investment options, and three types of death benefit options. The Contract may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see Riders, page 18.

You may choose to invest your Contract's premiums and its earnings in one or more of 16 available variable investment options of the Pruco Life of New Jersey Variable Appreciable Account (the "Account"), each of which invests in one of the following portfolios of The Prudential Series Fund, Inc. ("Series Fund"):


 .  Diversified Bond Portfolio                                     .  SP Alliance Technology Portfolio
 .  Equity Portfolio                                               .  SP Davis Value Portfolio
 .  High Yield Bond Portfolio                                      .  SP Deutsche International Equity Portfolio
 .  Money Market Portfolio                                         .  SP INVESCO Small Company Growth Portfolio
 .  Prudential Jennison Portfolio                                  .  SP MFS Capital Opportunities Portfolio
 .  Stock Index Portfolio                                          .  SP MFS Mid-Cap Growth Portfolio
 .  SP AIM Aggressive Growth Portfolio                             .  SP Prudential U.S. Emerging Growth Portfolio
 .  SP Alliance Large Cap Growth Portfolio                         .  SP Small/Mid Cap Value Portfolio

For a detailed list of the 16 available Series Fund portfolios, their investment objectives, and investment advisers, see The Prudential Series Fund, Inc., page 8.

You may also choose to invest your Contract's premiums and its earnings in the fixed-rate option which pays a guaranteed interest rate. See The Fixed-Rate Option, page 10.

This prospectus describes the Contract generally and the Pruco Life of New Jersey Variable Appreciable Account (the "Account"). The attached prospectus for the Series Fund and the Series Fund's statement of additional information describes the investment objectives and the risks of investing in the Series Fund portfolios. Pruco Life of New Jersey may add additional investment options in the future. Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Contract may be purchased through registered representatives located in banks and other financial institutions. An investment in the Contract is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other governmental agency and may lose value. An investment is also not a condition to the provision or term of any banking service or activity. The participating bank is not a registered broker-dealer and is not affiliated with Pruco Securities Corporation.

                  Pruco Life Insurance Company of New Jersey
                             213 Washington Street
                         Newark, New Jersey 07102-2992
                           Telephone: (800) 778-2255

                              PROSPECTUS CONTENTS

                                                                            Page
DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS.......................    1

INTRODUCTION AND SUMMARY...................................................    2
 Brief Description of the Contract.........................................    2
 Charges...................................................................    2
 Types of Death Benefit....................................................    5
 Life Insurance Definitional Tests.........................................    5
 Premium Payments..........................................................    6
 Refund....................................................................    6

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY,
THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT, AND THE VARIABLE
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT............................    7
 Pruco Life Insurance Company of New Jersey................................    7
 The Pruco Life of New Jersey Variable Appreciable Account.................    7
 The Prudential Series Fund, Inc...........................................    8
 Voting Rights.............................................................   10
 The Fixed-Rate Option.....................................................   10
 Which Investment Option Should Be Selected?...............................   10

DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS.......................   12
 Charges and Expenses......................................................   12
 Charges After Age 100.....................................................   16
 Allocated Charges.........................................................   16
 Requirements for Issuance of a Contract...................................   16
 Short-Term Cancellation Right or "Free-Look"..............................   17
 Types of Death Benefit....................................................   17
 Changing the Type of Death Benefit........................................   17
 Riders....................................................................   19
 Contract Date.............................................................   20
 Premiums..................................................................   20
 Allocation of Premiums....................................................   21
 Death Benefit Guarantee...................................................   22
 Transfers.................................................................   24
 Dollar Cost Averaging.....................................................   24
 Auto-Rebalancing..........................................................   24
 How a Contract's Cash Surrender Value Will Vary...........................   25
 How a Type A (Fixed) Contract's Death Benefit Will Vary...................   25
 How a Type B (Variable) Contract's Death Benefit Will Vary................   26
 How a Type C (Return of Premium) Contract's Death Benefit Will Vary.......   27
 Surrender of a Contract...................................................   28
 Withdrawals...............................................................   28
 Lapse and Reinstatement...................................................   29
 Increases in Basic Insurance Amount.......................................   29
 Decreases in Basic Insurance Amount.......................................   30
 When Proceeds Are Paid....................................................   31
 Living Needs Benefit......................................................   31
 Illustrations of Cash Surrender Values, Death Benefits, and Accumulated
 Premiums..................................................................   32
 Contract Loans............................................................   34
 Tax Treatment of Contract Benefits........................................   34
 Legal Considerations Relating to Sex-Distinct Premiums and Benefits.......   37
 Other General Contract Provisions.........................................   37
 Substitution of Series Fund Shares........................................   37
 Reports to Contract Owners................................................   37

 Sale of the Contract and Sales Commissions................................   38
 State Regulation..........................................................   38
 Experts...................................................................   38
 Litigation and Regulatory Proceedings.....................................   39
 Additional Information....................................................   39
 Financial Statements......................................................   39

DIRECTORS AND OFFICERS.....................................................   40

FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF THE
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT......................   A1

FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY.........   B1

             DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS


Accumulated Net Payments -- The actual premium payments you make, accumulated at an effective annual rate of 4%, less any withdrawals you make, also accumulated at an effective annual rate of 4%.

attained age -- The insured's age on the Contract date plus the number of years since then. For any coverage segment effective after the Contract date, the insured's attained age is the issue age of that segment plus the length of time since its effective date.

basic insurance amount -- The amount of life insurance as shown in the Contract. Also referred to as "face amount."

cash surrender value -- The amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and minus any applicable surrender charge. Also referred to in the Contract as "Net Cash Value."

Contract -- The variable universal life insurance policy described in this prospectus.

Contract anniversary -- The same date as the Contract date in each later year.

Contract date -- The date the Contract is effective, as specified in the Contract.

Contract debt -- The principal amount of all outstanding loans plus any interest accrued thereon.

Contract Fund -- The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the variable investment options and the fixed-rate option, and the principal amount of any Contract debt plus any interest earned thereon.

Contract owner -- You. Unless a different owner is named in the application, the owner of the Contract is the insured.

Contract year -- A year that starts on the Contract date or on a Contract anniversary. For any coverage segment representing an increase, "Contract year" is a year that starts on the effective date of the increase (referred to as "Target year" in the Contract). See Increases in Basic Insurance Amount, page 29.

death benefit -- If the Contract is not in default, this is the amount we will pay upon the death of the insured, assuming no Contract debt.

fixed-rate option -- An investment option under which interest is accrued daily at a rate that Pruco Life of New Jersey declares periodically, but not less than an effective annual rate of 4%.

The Prudential Series Fund, Inc. -- A mutual fund with separate portfolios. One or more of the available Series Fund portfolios may be chosen as an underlying investment for the Contract.

Death Benefit Guarantee -- Sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured, regardless of investment experience and assuming no loans. See Death Benefit Guarantee, page 22.

Monthly date -- The Contract date and the same date in each subsequent month.

Pruco Life Insurance Company of New Jersey -- Us, we, our, Pruco Life of New Jersey. The company offering the Contract.

separate account -- Amounts under the Contract that are allocated to the variable investment options are held by us in a separate account called the Pruco Life of New Jersey Variable Appreciable Account (the "Account"). The separate account is set apart from all of the general assets of Pruco Life Insurance Company of New Jersey.

valuation period -- The period of time from one determination of the value of the amount invested in a variable investment option to the next. Such determinations are made when the net asset values of the portfolios of the Series Fund are calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open.

variable investment options -- The 16 available subaccounts of the Pruco Life of New Jersey Variable Appreciable Account. Each subaccount invests in a portfolio of the Series Fund with the same name.

you -- The owner of the Contract.

                           INTRODUCTION AND SUMMARY

This Summary provides a brief overview of the more significant aspects of the Contract. We provide further detail in the subsequent sections of this prospectus and in the Contract.

Brief Description of the Contract

The Contract is a form of variable universal life insurance. It is based on a Contract Fund, the value of which changes every day. The chart on the following page describes how the value of your Contract Fund changes.

A broad objective of the Contract is to provide benefits that will increase in value if favorable investment results are achieved. You may invest premiums in one or more of the 16 available variable investment options or in the fixed-rate option. Your Contract Fund value changes every day depending upon the change in the value of the particular investment options you have selected. These Contracts may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see Riders, page 18.

Although the value of your Contract Fund will increase if there is favorable investment performance in the variable investment options you select, investment returns in the variable investment options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See Which Investment Option Should Be Selected?, page 10. If you select the fixed-rate option, Pruco Life of New Jersey credits your account with a declared rate of interest but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 4%. Variable life insurance contracts are unsuitable as short-term savings vehicles.

The replacement of life insurance is generally not in your best interest. In most cases, if you require additional coverage, the benefits of your existing contract can be protected by purchasing additional insurance or a supplemental contract. If you are considering replacing a contract, you should compare the benefits and costs of supplementing your existing contract with the benefits and costs of purchasing the Contract described in this prospectus and you should consult with a qualified tax adviser.

This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus and in the prospectuses and statements of additional information for the Series Fund.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

Charges

The following chart outlines the components of your Contract Fund and the adjustments which may be made including the maximum charges which may be deducted from each premium payment and from the amounts held in the designated investment options. These charges are largely designed to cover insurance costs and risks as well as sales and administrative expenses.

The maximum charges shown in the following chart, as well as the lower current charges, are fully described under Charges and Expenses, page 12.

                            ----------------------
                                Premium Payment
                            ----------------------

          ---------------------------------------------------------
           . less a charge of up to 7.5% of the premiums paid for
             taxes attributable to premiums.
           . less a charge for sales expenses of up to 6% of the
             premiums paid.
          ---------------------------------------------------------

        --------------------------------------------------------------
                            Invested Premium Amount

           To be invested in one or a combination of:

           .  16 investment portfolios of the Series Fund
           .  The fixed-rate option
        --------------------------------------------------------------

     ---------------------------------------------------------------------
                                 Contract Fund

     On the Contract Date, the Contract Fund is equal to the invested premium amount minus any of the charges described below which may be due on that date. Thereafter, the value of the Contract Fund changes daily.
     ---------------------------------------------------------------------

-------------------------------------------------------------------------------
            Pruco Life of New Jersey adjusts the Contract Fund for:

 .  Addition of any new invested premium amounts.
 .  Addition of any increase due to investment results of the chosen variable investment options.
 .  Addition of guaranteed interest at an effective annual rate of 4% (plus any excess interest if applicable) on the portion of the Contract Fund allocated to the fixed-rate option.
 .  Addition of guaranteed interest at an effective annual rate of 4% on the amount of any Contract loan. (Separately, interest charged on the loan accrues at an effective annual rate of 4.10% or 5%.) See Contract Loans, page 34.
 .  Subtraction of any decrease due to investment results of the chosen variable investment options.
 .  Subtraction of any amount withdrawn.
 .  Subtraction of the charges listed below, as applicable.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                 Daily Charges

 .  Management fees and expenses are deducted from the Series Fund assets. See
   Underlying Portfolio Expenses chart, below.
 .  We deduct a daily mortality and expense risk charge, equivalent to an annual rate of up to 0.45%, from the assets in the variable investment options.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                Monthly Charges

 .  We reduce the Contract Fund by a monthly administrative charge of up to $20 for the first two Contract years, $10 thereafter; plus an amount of up to $1.12 per $1,000 of the basic insurance amount for the first five Contract years, zero thereafter. The amount per $1,000 varies by sex, issue age and rating class of the insured. See Monthly Deductions from the Contract Fund, page 14.
 .  For each coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus an amount of up to $1.12 per $1,000 of the coverage segment amount for the first five Contract years and zero thereafter. The amount per $1,000 varies by the sex, issue age, and rating class of the insured. See Increases in Basic Insurance Amount, page 29 and Monthly Deductions from the Contract Fund, page 14.
 .  In either of the instances described above, the highest charge per thousand is $1.12 and applies to male and female smoker and non-smoker above age 74 at certain rating classes. The lowest charge per thousand is $0.03 and applies to female age 0-14, non-smoker at certain rating classes.
 .  We deduct a cost of insurance ("COI") charge.
 .  If the Contract includes riders, we deduct rider charges from the Contract
   Fund.
 .  If the rating class of an insured results in an extra charge, we will deduct that charge from the Contract Fund.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          Possible Additional Charges

 .  We will deduct a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of the Surrender Target Premium. The percentage varies by issue age. The duration of the surrender charge also varies by issue age. The maximum first year percentage, which applies to issue ages 0-45, is 90% of the Surrender Target Premium and is reduced monthly at a constant rate to zero by the end of the 10/th/ year. For issue ages above age 45, the percentages are reduced. The surrender charge period is shorter for Contracts issued to insureds over age
   55. See Surrender Charges, page 15.
 .  We will assess an administrative charge of up to $25 for any withdrawals.
 .  We will assess an administrative charge of up to $25 for each transfer exceeding 12 in any Contract year.
 .  We may assess an administrative charge of up to $25 for any change in basic insurance amount.
 .  We may assess an administrative charge of up to $25 for any change in the
   Target Term Rider coverage amount. See Riders, page 19.
--------------------------------------------------------------------------------

      ----------------------------------------------------------------------------------------------------------------------
                                                   Underlying Portfolio Expenses
      ----------------------------------------------------------------------------------------------------------------------
                                                              Investment                           Total
          The Prudential Series Fund, Inc. Portfolios         Advisory              Other        Contractual      Total Actual
                                                                Fee               Expenses        Expenses         Expenses*
      ----------------------------------------------------------------------------------------------------------------------
      Diversified Bond Portfolio                                0.40%          0.03%            0.43%             0.43%
      ----------------------------------------------------------------------------------------------------------------------
      Equity Portfolio                                          0.45%          0.02%            0.47%             0.47%
      ----------------------------------------------------------------------------------------------------------------------
      High Yield Bond Portfolio                                 0.55%          0.05%            0.60%             0.60%
      ----------------------------------------------------------------------------------------------------------------------
      Money Market Portfolio                                    0.40%          0.02%            0.42%             0.42%
      ----------------------------------------------------------------------------------------------------------------------
      Prudential Jennison Portfolio                             0.60%          0.03%            0.63%             0.63%
      ----------------------------------------------------------------------------------------------------------------------
      Stock Index Portfolio                                     0.35%          0.04%            0.39%             0.39%
      ----------------------------------------------------------------------------------------------------------------------
      SP AIM Aggressive Growth Portfolio                        0.95%          0.50%            1.45%             1.07%
      ----------------------------------------------------------------------------------------------------------------------
      SP Alliance Large Cap Growth Portfolio                    0.90%          0.30%            1.20%             1.10%
      ----------------------------------------------------------------------------------------------------------------------
      SP Alliance Technology Portfolio                          1.15%          0.47%            1.62%             1.30%
      ----------------------------------------------------------------------------------------------------------------------
      SP Davis Value Portfolio                                  0.75%          0.31%            1.06%             0.83%
      ----------------------------------------------------------------------------------------------------------------------
      SP Deutsche International Equity Portfolio                0.90%          0.77%            1.67%             1.10%
      ----------------------------------------------------------------------------------------------------------------------
      SP INVESCO Small Company Growth Portfolio                 0.95%          0.59%            1.54%             1.15%
      ----------------------------------------------------------------------------------------------------------------------
      SP MFS Capital Opportunities Portfolio                    0.75%          0.39%            1.14%             1.00%
      ----------------------------------------------------------------------------------------------------------------------
      SP MFS Mid-Cap Growth Portfolio                           0.80%          0.52%            1.32%             1.00%
      ----------------------------------------------------------------------------------------------------------------------
      SP Prudential U.S. Emerging Growth Portfolio              0.60%          0.52%            1.12%             0.90%
      ----------------------------------------------------------------------------------------------------------------------
      SP Small/Mid Cap Value Portfolio                          0.90%          0.68%            1.58%             1.05%
      ----------------------------------------------------------------------------------------------------------------------
      * Reflects fee waivers and reimbursement of expenses, if any.
      ----------------------------------------------------------------------------------------------------------------------

Types of Death Benefit

There are three types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the cash surrender value varies daily with investment experience, and the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Contract with a Type B (variable) death benefit, the cash surrender value and the death benefit both vary with investment experience. For Type A and Type B death benefits, as long as the Contract is in-force, the death benefit will never be less than the basic insurance amount shown in your Contract. If you choose a Contract with a Type C (return of premium) death benefit, the death benefit is increased by the amount of premiums paid into the Contract, less withdrawals. You may change your Contract's death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. See Types of Death Benefit, page 17 and Changing the Type of Death Benefit, page 17.

Life Insurance Definitional Tests

In order to qualify as life insurance for Federal tax purposes, the Contract must adhere to the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. Under the Cash Value Accumulation Test, there is a minimum death benefit to cash value ratio. Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum death benefit to cash value ratio. For more information, see Tax Treatment of Contract Benefits, page 34.

Premium Payments

The Contract is a flexible premium contract - there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain in-force if the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. Paying insufficient premiums, poor investment results, or the taking of loans or withdrawals from the Contract will increase the possibility that the Contract will lapse. However, if the accumulated premiums you pay are high enough and there is no Contract debt, Pruco Life of New Jersey guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. The length of time that the guarantee against lapse is available depends on your Contract's death benefit type and the definition of life insurance test selected at issue. See Premiums, page 20, Death Benefit Guarantee, page 22 and Lapse and Reinstatement, page 29.

We offer and suggest regular billing of premiums even though you decide when to make premium payments and, subject to a $25 minimum, in what amounts. You should discuss your billing options with your Pruco Life of New Jersey representative when you apply for the Contract. See Premiums, page 20.

Refund

For a limited time, you may return your Contract for a refund in accordance with the terms of its "Free-Look" provision. See Short-Term Cancellation Right or "Free-Look," page 16.

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, THE PRUCO
  LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT, AND THE VARIABLE INVESTMENT
                      OPTIONS AVAILABLE UNDER THE CONTRACT

Pruco Life Insurance Company of New Jersey

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company, organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities only in the states of New Jersey and New York. These Contracts are not offered in any state where the necessary approvals have not been obtained. Pruco Life of New Jersey's financial statements begin on page B1 and should be considered only as bearing upon Pruco Life of New Jersey's ability to meet its obligations under the Contracts.


Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is currently pursuing reorganizing itself into a publicly traded stock company through a process known as "demutualization". On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. On December 15, 2000, the Board of Directors adopted a plan of reorganization pursuant to that legislation and authorized management to submit an application to the New Jersey Commissioner of Banking and Insurance for approval of the plan. However, demutualization is a complex process and a number of additional steps must be taken before the demutualization can occur, including a public hearing, voting by qualified policyholders, and regulatory approval. Prudential is planning on completing this process in 2001, but there is no certainty that the demutualization will be completed in this timeframe or that the necessary approvals will be obtained. Also it is possible that after careful review, Prudential could decide not to demutualize or could decide to delay its plans. As a general rule, the plan of reorganization provides that, in order for policies or contracts to be eligible for compensation in the demutualization, they must have been in force on the date the Board of Directors adopted the plan, December 15, 2000.

The Pruco Life of New Jersey Variable Appreciable Account

We have established a separate account, the Pruco Life of New Jersey Variable Appreciable Account (the "Account") to hold the assets that are associated with the Contracts. The Account was established on January 13, 1984 under New Jersey law and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a "separate account" under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life of New Jersey's other assets.

Pruco Life of New Jersey is the legal owner of the assets in the Account. Pruco Life of New Jersey will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets may not be charged with liabilities which arise from any other business Pruco Life of New Jersey conducts. In addition to these assets, the Account's assets may include funds contributed by Pruco Life of New Jersey to commence operation of the Account and may include accumulations of the charges Pruco Life of New Jersey makes against the Account. From time to time these additional assets will be transferred to Pruco Life of New Jersey's general account. Pruco Life of New Jersey will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life of New Jersey.

Currently, you may invest in one or a combination of 16 available variable investment options. When you choose a variable investment option, we purchase shares of the Series Fund portfolio which is held as an investment for that option. We hold these shares in the separate account. Pruco Life of New Jersey may add additional variable investment options in the future. The Account's financial statements begin on page A1.

The Prudential Series Fund, Inc.

Listed below are the Series Fund portfolios in which the variable investment options invest, their investment objectives, and investment advisers.

The Series Fund has a separate prospectus that is provided with this prospectus. You should read the Series Fund prospectus before you decide to allocate assets to a variable investment option using its corresponding Series Fund portfolio. There is no assurance that the investment objectives of the portfolios will be met.

 . Diversified Bond Portfolio: The investment objective is a high level of income over a longer term while providing reasonable safety of capital. The Portfolio invests primarily in higher grade debt obligations and high quality money market investments.

 . Equity Portfolio: The investment objective is capital appreciation. The
  Portfolio invests primarily in common stocks of major established corporations as well as smaller companies that offer attractive prospects of appreciation.

 . High Yield Bond Portfolio: The investment objective is a high total return.
  The Portfolio invests primarily in high yield/high risk debt securities.

 . Money Market Portfolio: The investment objective is maximum current income consistent with the stability of capital and the maintenance of liquidity. The Portfolio invests in high quality short-term debt obligations that mature in 13 months or less.

 . Prudential Jennison Portfolio: The investment objective is to achieve long-term growth of capital. The Portfolio invests primarily in equity securities of major established corporations that offer above-average growth prospects.

 . Stock Index Portfolio: The investment objective is investment results that generally correspond to the performance of publicly-traded common stocks. The Portfolio attempts to duplicate the price and yield performance of the Standard & Poor's 500 Stock Index ("S&P 500").

 . SP AIM Aggressive Growth Portfolio: The investment objective is to achieve long-term growth of capital. The Portfolio invests primarily in securities of companies whose earnings the portfolio managers expect to grow more than 15% per year.

 . SP Alliance Large Cap Growth Portfolio: The investment objective is growth of capital by pursuing aggressive investment policies. The Portfolio invests primarily in equity securities of a limited number of large, carefully selected, high-quality U.S. Companies that are judged likely to achieve superior earnings growth.

 . SP Alliance Technology Portfolio: The investment objective is growth of capital and invests for capital appreciation. The Portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e. companies that use technology extensively in the development of new or improved products or processes).

 . SP Davis Value Portfolio: The investment objective is growth of capital. The
  Portfolio invests primarily in common stock of U.S. companies with market capitalizations of at least $5 billion.

 . SP Deutsche International Equity Portfolio: The investment objective is long-term capital appreciation. The Portfolio invests primarily in the stocks and other securities with equity characteristics of companies in developed countries outside the United States.

 . SP INVESCO Small Company Growth Portfolio: The investment objective is long-term capital growth. The Portfolio invests primarily in the stocks of small companies with market capitalizations under $2 billion at the time of purchase.

 . SP MFS Capital Opportunities Portfolio: The investment objective is capital appreciation. The Portfolio invests primarily in stocks, convertible securities and depository receipts of companies in both the United States and in foreign countries, which the portfolio managers believe have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

 . SP MFS Mid-Cap Growth Portfolio: The investment objective is long-term growth of capital. The Portfolio invests primarily in stocks, convertible securities and depository receipts of companies with medium market capitalizations, which the Portfolio's portfolio managers believe have above-average growth potential.

 . SP Prudential U.S. Emerging Growth Portfolio: The investment objective is long-term capital appreciation. The Portfolio seeks investments whose price will increase over several years. The Portfolio invests primarily in stocks of small and medium-sized U.S. companies with potential for above-average growth.

 . SP Small/Mid Cap Value Portfolio: The investment objective is long-term growth of capital. The Portfolio invests primarily in common stocks of companies with small to medium market capitalizations.

Prudential is the overall investment adviser to the Diversified Bond Portfolio, Equity Portfolio, High Yield Bond Portfolio, Money Market Portfolio, Prudential Jennison Portfolio, and the Stock Index Portfolio. Prudential's principal business address is 751 Broad Street, Newark, NJ 07102-3777.

Jennison Associates LLC ("Jennison"), a wholly-owned subsidiary of Prudential, serves as subadviser to the Equity Portfolio, Prudential Jennison Portfolio, and the SP Prudential U.S. Emerging Growth Portfolio. Jennison's principal business address is 466 Lexington Avenue, New York, NY 10017.

Prudential Investment Corporation ("PIC"), also a wholly-owned subsidiary of Prudential, serves as subadviser to the Stock Index Portfolio and the Money Market Portfolio. PIC's business address is 751 Broad Street, Newark, NJ 07102.

Prudential Investments Fund Management LLC ("PIFM"), subsidiary of Prudential, is the investment adviser to the SP AIM Aggressive Growth Portfolio, SP Alliance Large Cap Growth Portfolio, SP Alliance Technology Portfolio, SP Davis Value Portfolio, SP Deutsche International Equity Portfolio, SP INVESCO Small Company Growth Portfolio, SP MFS Capital Opportunities Portfolio, SP MFS Mid-Cap Growth Portfolio, SP Prudential U.S. Emerging Growth Portfolio, and the SP Small/Mid Cap Value Portfolio. PIFM's business address is 100 Mulberry Street, Newark, NJ 07102.

A I M Capital Management, Inc. ("A I M Capital") serves as the sub-adviser to the SP AIM Aggressive Growth Portfolio. A I M Capital's principal business address is 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173.

Alliance Capital Management, L.P. ("Alliance") serves as the sub-adviser to the SP Alliance Large Cap Growth Portfolio and the SP Alliance Technology Portfolio. Alliance's principal business address is 1345 Avenue of the Americas, New York, NY 10105.

Bankers Trust Company ("Bankers Trust"), an indirect wholly-owned subsidiary of Deutsche Bank AG, serves as the sub-adviser to the SP Deutsche International Equity Portfolio. Bankers Trust's principal business address is 130 Liberty Street, New York, NY 10006.

Davis Selected Advisers, LP serves as the sub-adviser to the SP Davis Value Portfolio. The principal business address for Davis Selected Advisers, LP is 124 East Elvira Street, Santa Fe, NM 87501.

Fidelity Management & Research Company ("FMR") serves as the sub-adviser to the SP Small/Mid Cap Value Portfolio. FMR's principal business address is 82 Devonshire Street, Boston, MA 02109.

INVESCO Funds Group, Inc. ("INVESCO') serves as the sub-adviser to the SP INVESCO Small Company Growth Portfolio. INVESCO's principal business address is 7800 East Union Avenue, Denver, CO 80237.

Massachusetts Financial Services Company ("MFS") serves as the sub-adviser for the SP MFS Capital Opportunities Portfolio and the SP MFS Mid-Cap Growth Portfolio. The principal business address for MFS is 500 Boylston Street, Boston, MA 02116.

The Series Fund's investment advisers charge a daily investment management fee as compensation for their services. These fees are described in the table under Deductions from Portfolios in the Charges and Expenses section, see page 12, and are more fully described in the Series Fund prospectus.

In the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual funds. Although neither of the companies that invest in the Series Fund nor the Series Fund currently foresees any such disadvantage, the Series Fund's Board of Directors intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:

   (1)  changes in state insurance law;
   (2)  changes in federal income tax law;
   (3) changes in the investment management of any portfolio of the Series Fund; or
   (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

Voting Rights

We are the legal owner of the shares in the Series Fund associated with the variable investment options. However, we vote the shares in the Series Fund according to voting instructions we receive from Contract owners. We will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote the shares for which we do not receive instructions and shares that we own, in the same proportion as the shares for which instructions are received. We may change the way your voting instructions are calculated if it is required by federal regulation. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life of New Jersey to vote shares of the Series Fund in its own right, it may elect to do so.

The Fixed-Rate Option

Because of exemptive and exclusionary provisions, interests in the fixed-rate option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the fixed-rate option are not subject to the provisions of these Acts, and Pruco Life of New Jersey has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed-rate option. Any inaccurate or misleading disclosure regarding the fixed-rate option may, however, be subject to certain generally applicable provisions of federal securities laws.

You may choose to invest, either initially or by transfer, all or part of your Contract Fund to a fixed-rate option. This amount becomes part of Pruco Life of New Jersey's general account. The general account consists of all assets owned by Pruco Life of New Jersey other than those in the Account and in other separate accounts that have been or may be established by Pruco Life of New Jersey. Subject to applicable law, Pruco Life of New Jersey has sole discretion over the investment of the general account assets, and Contract owners do not share in the investment experience of those assets. Instead, Pruco Life of New Jersey guarantees that the part of the Contract Fund allocated to the fixed-rate option will accrue interest daily at an effective annual rate that Pruco Life of New Jersey declares periodically, but not less than an effective annual rate of 4%. Pruco Life of New Jersey is not obligated to credit interest at a rate higher than an effective annual rate of 4%, although we may do so.

Transfers from the fixed-rate option are subject to strict limits, see Transfers, page 24. The payment of any cash surrender value attributable to the fixed-rate option may be delayed up to six months. See When Proceeds are Paid, page 31.

Which Investment Option Should Be Selected?

Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of short or long-term debt securities, even though common stocks have been subject to much more dramatic changes in value over short periods of time. For example, portfolios such as the Stock Index, Equity, Prudential Jennison, SP AIM Aggressive Growth, and SP Prudential U.S. Emerging Growth may be desirable options if you are willing to accept such volatility in your Contract values. Each equity portfolio involves different policies and investment risks. See The Prudential Series Fund, Inc., page 8, for additional equity portfolios available under the Contract and their specific investment objectives.

You may prefer the somewhat greater protection against loss of principal (and reduced chance of high total return) provided by the Diversified Bond Portfolio. You may want even greater safety of principal and may prefer the Money Market Portfolio or the fixed-rate option, recognizing that the level of short-term rates may change rather rapidly. If you are willing to take risks and possibly achieve a higher total return, you may prefer the High Yield Bond Portfolio, recognizing that the risks are greater for lower quality bonds with normally higher yields.

You may wish to divide your invested premium among two or more of the available options. Your choice should take into account your willingness to accept investment risks, how your other assets are invested, and what investment results you may experience in the future. You should consult your Pruco Life of New Jersey representative from time to time about the choices available to you under the Contract. Pruco Life of New Jersey recommends against frequent transfers among the several options. Experience generally indicates that "market timing" investing, particularly by non-professional investors, is likely to prove unsuccessful.

                           DETAILED INFORMATION FOR
                          PROSPECTIVE CONTRACT OWNERS

Charges and Expenses

The total amount invested at any time in the Contract Fund consists of the sum of the amount credited to the variable investment options, the amount allocated to the fixed-rate option, and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See Contract Loans, page 34. Most charges, although not all, are made by reducing the Contract Fund.

This section provides a more detailed description of each charge that is described briefly in the chart on page 3.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Pruco Life of New Jersey is entitled to make under the Contract. The "current charge" is the lower amount that Pruco Life of New Jersey is now charging. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Deductions from Premium Payments

(a) We reserve the right to charge up to 7.5% for taxes attributable to premiums. For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life of New Jersey. This charge is made up of two parts which currently equal a total of 3.75% of the premiums received.

     The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium and is Pruco Life of New Jersey's estimate of the average burden of state taxes generally. Tax rates vary from jurisdiction to jurisdiction and generally range from 0.75% to 5%. The rate applies uniformly to all policyholders without regard to state of residence. Pruco Life of New Jersey may collect more for this charge than it actually pays for state and local premium taxes.

     The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of premiums. We believe that this charge is a reasonable estimate of an increase in its federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

(b) We reserve the right to charge up to 6% of premiums paid for sales expenses in all Contract years. This charge, often called a "sales load", is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

     Currently, the charge is equal to 4% of premiums paid up to the amount of the Sales Load Target Premium and 2% of premiums paid in excess of this amount for the first 10 Contract years (or the first 10 years of a coverage segment representing an increase in basic insurance amount); 0% thereafter. The Sales Load Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. For Contracts issued on an unrated insured below age 56, the Sales Load Target Premium is generally equal to what the Target Premium for a Type A Contract would be if the insured was either in the Nonsmoker or Smoker rating class, and there were no extra risk charges or riders on the Contract. For Contracts issued on an unrated insured below age 56 in a more favorable rating class, the Sales Load Target Premium will be greater than the Target Premium, if there are no extra risk charges or riders on the Contract. For Contracts issued on insureds age 56 or greater or with substandard ratings, the Sales Load Target Premium will generally be less than the Target Premium. See Premiums, page 20.

     Paying more than the Sales Load Target Premium in any of the first 10 Contract years could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a Sales Load Target Premium of $884 and the Contract owner would like to pay 10 premiums. If the Contract owner paid $1,768 (two times the amount of the Sales Load Target Premium) in every other Contract year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the total sales load charge would be $265.20. If the Contract owner paid $884 in each of the first 10 Contract years, the total sales load would be $353.60. For additional information, see Increases in Basic Insurance Amount, page 29.

     Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of premium amounts to later years will adversely affect the Death Benefit Guarantee if the accumulated premium payments do not reach the Death Benefit Guarantee Values shown on your Contract data pages. See Death Benefit Guarantee, page 22. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 34.

Deductions from Portfolios

We deduct an investment advisory fee daily from each portfolio of the Series Fund at a rate, on an annualized basis, ranging from 0.35% for the Stock Index Portfolio to 1.15% for the SP Alliance Technology Portfolio. The expenses incurred in conducting the investment operations of the portfolios (such as custodian fees and preparation and distribution of annual reports) are paid out of the portfolio's income. These expenses vary from portfolio to portfolio.

The total expenses of each portfolio for the year ended December 31, 1999, expressed as a percentage of the average assets during the year, are shown below:

         --------------------------------------------------------------------------------------------------------------------
                                                                Investment                       Total           Total
                                                                 Advisory        Other         Contractual       Actual
             The Prudential Series Fund, Inc. Portfolios           Fee          Expenses        Expenses        Expenses*
         --------------------------------------------------------------------------------------------------------------------
         Diversified Bond Portfolio                                0.40%          0.03%           0.43%           0.43%
         --------------------------------------------------------------------------------------------------------------------
         Equity Portfolio                                          0.45%          0.02%           0.47%           0.47%
         --------------------------------------------------------------------------------------------------------------------
         High Yield Bond Portfolio                                 0.55%          0.05%           0.60%           0.60%
         --------------------------------------------------------------------------------------------------------------------
         Money Market Portfolio                                    0.40%          0.02%           0.42%           0.42%
         --------------------------------------------------------------------------------------------------------------------
         Prudential Jennison Portfolio                             0.60%          0.03%           0.63%           0.63%
         --------------------------------------------------------------------------------------------------------------------
         Stock Index Portfolio                                     0.35%          0.04%           0.39%           0.39%
         --------------------------------------------------------------------------------------------------------------------
         SP AIM Aggressive Growth Portfolio                        0.95%          0.50%           1.45%           1.07%
         --------------------------------------------------------------------------------------------------------------------
         SP Alliance Large Cap Growth Portfolio                    0.90%          0.30%           1.20%           1.10%
         --------------------------------------------------------------------------------------------------------------------
         SP Alliance Technology Portfolio                          1.15%          0.47%           1.62%           1.30%
         --------------------------------------------------------------------------------------------------------------------
         SP Davis Value Portfolio                                  0.75%          0.31%           1.06%           0.83%
         --------------------------------------------------------------------------------------------------------------------
         SP Deutsche International Equity Portfolio                0.90%          0.77%           1.67%           1.10%
         --------------------------------------------------------------------------------------------------------------------
         SP INVESCO Small Company Growth Portfolio                 0.95%          0.59%           1.54%           1.15%
         --------------------------------------------------------------------------------------------------------------------
         SP MFS Capital Opportunities Portfolio                    0.75%          0.39%           1.14%           1.00%
         --------------------------------------------------------------------------------------------------------------------
         SP MFS Mid-Cap Growth Portfolio                           0.80%          0.52%           1.32%           1.00%
         --------------------------------------------------------------------------------------------------------------------
         SP Prudential U.S. Emerging Growth Portfolio              0.60%          0.52%           1.12%           0.90%
         --------------------------------------------------------------------------------------------------------------------
         SP Small/Mid Cap Value Portfolio                          0.90%          0.68%           1.58%           1.05%
         --------------------------------------------------------------------------------------------------------------------
         * Reflects fee waivers and reimbursement of expenses, if any.
         --------------------------------------------------------------------------------------------------------------------

Daily Deduction from the Contract Fund

Each day we deduct a charge from the assets of each of the variable investment options in an amount equivalent to an effective annual rate of up to 0.45%. Currently, we charge 0.25%. This charge is intended to compensate Pruco Life of New Jersey for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Pruco Life of New Jersey estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life of New Jersey estimated in fixing its administrative charges. This charge is not assessed against amounts allocated to the fixed-rate option.

Monthly Deductions from the Contract Fund

Pruco Life of New Jersey deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s] or you may select up to two variable investment options from which we deduct your Contract's monthly charges. See Allocated Charges, page 16.


(a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records, and communicating with Contract owners. Currently, the first part of the charge is equal to $20 per Contract for the first two Contract years and $8 per Contract thereafter. Pruco Life of New Jersey reserves the right, however, to charge up to $20 per Contract for the first two Contract years and $10 per Contract thereafter. The second part of this charge is equal to an amount up to $1.12 per $1,000 of the basic insurance amount for the first five Contract years and zero thereafter.
     The amount per $1,000 varies by sex, issue age, and rating class of the insured.


     If the Contract includes a coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus an amount up to $1.12 per $1,000 of the coverage segment for the first five Contract years and zero thereafter. The amount per $1,000 varies by sex, issue age, and rating class of the insured.


     In either of the instances described above, the highest charge per thousand is $1.12 and applies to male and female smoker and non-smoker above age 74 at certain rating classes. The lowest charge per thousand is $0.03 and applies to female age 0-14, non-smoker at certain rating classes. The amount of the charge that applies to a particular Contract is shown on the Contract Data pages under the heading "Adjustments to the Contract Fund."



     The following table provides sample per thousand charges:


             Issue Age                Male              Male             Female            Female
                                   Non-Smoker          Smoker          Non-Smoker          Smoker
            -------------------------------------------------------------------------------------
                 35                   $0.14             $0.23             $0.12             $0.16
            -------------------------------------------------------------------------------------
                 45                   $0.24             $0.34             $0.19             $0.28
            -------------------------------------------------------------------------------------
                 55                   $0.40             $0.45             $0.31             $0.42
            -------------------------------------------------------------------------------------
                 65                   $0.67             $0.76             $0.53             $0.70
            -------------------------------------------------------------------------------------


(b) A cost of insurance ("COI") charge is deducted. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund - significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life of New Jersey to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Tables and an insured's current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, Pruco Life of New Jersey's current COI rates are lower than the maximum rates. For additional information, see Increases in Basic Insurance Amount, page 29.

(c) You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted. See Riders, page 18.

(d) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

(e) A charge may be deducted to cover federal, state or local taxes (other than "taxes attributable to premiums" described above) that are imposed upon the operations of the Account. At present no such taxes are imposed and no charge is made.

     The earnings of the Account are taxed as part of the operations of Pruco Life of New Jersey. Currently, no charge is being made to the Account for Pruco Life of New Jersey's federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums. See Deductions from Premiums, page 12. Pruco Life of New Jersey periodically reviews the question of a charge to the Account for Company federal income taxes. We may make such a charge in the future for any federal income taxes that would be attributable to the Contracts.

Surrender Charges


We will deduct a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of the Surrender Target Premium. The percentage varies by issue age. The Surrender Target Premium is equal to the Sales Load Target Premium at the time the policy (or coverage) is issued less premiums for riders or extras. The duration of the surrender charge also varies by issue age. For all issue ages 0-45, the maximum first year percentage is 90% of the Surrender Target Premium, and is reduced annually at a constant rate to zero by the end of the 10/th/ year.


The chart below shows the maximum percentages for all ages at the beginning of the first Contract year, the rate at which the percentages is reduced annually, and the end of the last Contract year for which a surrender charge is shown. The surrender charge is not deducted from the death benefit if the insured should die during this period. This charge is deducted to cover sales and administrative costs, such as: the cost of processing application, conducting examinations, determining insurability and the insured's rating class, and establishing records. A schedule showing the maximum surrender charges for a full surrender occurring during each year for which a surrender charge may be payable is found in the Contract Data pages of the Contract.

---------------------------------------------------                   ---------------------------------------------------
                           Reduction                                                               Reduction
  Issue     Percentage        in          To the                       Issue      Percentage          in         To the
   Age     at start of     percentage     end of                        Age       at start of      percentage    end of
              year 1      points each      year                                     year 1        points each     year
                              year                                                                   year
---------------------------------------------------                   ---------------------------------------------------
    0-45       90.0%        9.00%             10                         60          47.5%           6.79%           7
---------------------------------------------------                   ---------------------------------------------------
     46        87.0%        8.70%             10                         61          45.0%           7.50%           6
---------------------------------------------------                   ---------------------------------------------------
     47        84.0%        8.40%             10                         62          42.5%           7.08%           6
---------------------------------------------------                   ---------------------------------------------------
     48        81.0%        8.10%             10                         63          40.0%           8.00%           5
---------------------------------------------------                   ---------------------------------------------------
     49        78.0%        7.80%             10                         64          37.5%           9.37%           4
---------------------------------------------------                   ---------------------------------------------------
     50        75.0%        7.50%             10                         65          35.0%           8.75%           4
---------------------------------------------------                   ---------------------------------------------------
     51        72.0%        7.20%             10                         66          34.0%           8.50%           4
---------------------------------------------------                   ---------------------------------------------------
     52        69.0%        6.90%             10                         67          33.5%           8.37%           4
---------------------------------------------------                   ---------------------------------------------------
     53        66.0%        6.60%             10                         68          33.0%           8.25%           4
---------------------------------------------------                   ---------------------------------------------------
     54        63.0%        6.30%             10                         69          32.5%          10.83%           3
---------------------------------------------------                   ---------------------------------------------------
     55        60.0%        6.00%             10                         70          32.0%          10.67%           3
---------------------------------------------------                   ---------------------------------------------------
     56        57.5%        6.39%              9                         71          31.5%          10.50%           3
---------------------------------------------------                   ---------------------------------------------------
     57        55.0%        6.87%              8                         72          31.0%          10.33%           3
---------------------------------------------------                   ---------------------------------------------------
     58        52.5%        6.56%              8                         73          30.5%          10.17%           3
---------------------------------------------------                   ---------------------------------------------------
     59        50.0%        7.14%              7                         74 and      30.0%          10.00%           3
                                                                          above
---------------------------------------------------                   ---------------------------------------------------


We will show a surrender charge threshold for each coverage segment in the Contract data pages. This threshold amount is the segment's lowest coverage amount since its effective date. If during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the basic insurance amount is decreased (including as a result of a withdrawal or a change in type of death benefit), and the new basic insurance amount for any coverage segment is below the threshold for that segment, we will deduct a percentage of the surrender charge for that segment. The percentage will be the amount by which the new coverage segment is less than the threshold, divided by the threshold. After this transaction, the threshold will be updated and a corresponding new surrender charge schedule will also be determined to reflect that portion of surrender charges deducted in the past. See Increases in Basic Insurance Amount, page 29 and Decreases in Basic Insurance Amount, page 30.

Transaction Charges

(a) We currently charge an administrative processing fee equal to the lesser of $25 or 2% of the withdrawal amount in connection with each withdrawal.

(b) We currently charge an administrative processing fee of $25 for each transfer exceeding 12 in any Contract year.

(c) We may charge an administrative processing fee of up to $25 for any change in basic insurance amount.

(d) We may charge an administrative processing fee of up to $25 for any change in the Target Term Rider coverage amount for Contracts with this rider.

Charges After Age 100

Beginning on the contract anniversary when the insured reaches attained age 100, premiums will no longer be accepted and monthly charges will no longer be deducted from the Contract Fund. You may continue the contract until the insured's death, or until you surrender the contract for its cash surrender value. You may continue to make transfers, loans and withdrawals, subject to the limitations on these transactions described elsewhere. If you have any amounts allocated to the variable investment options, mortality and expense risk charges and investment advisory fees will continue to be deducted daily. Any outstanding loan will remain on the policy, unless repaid, and will continue to accrue interest.

Allocated Charges

You may choose from which variable investment option(s) we deduct your Contract's monthly charges. Monthly charges include: (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification. You may select up to two variable investment options for the allocation of monthly charges. Allocations must be designated in whole percentages. For example, 33% can be selected but 33% cannot. Of course, the total allocation to the selected variable investment options must equal 100%. The fixed-rate option is not available as an allocation option. See Monthly Deductions from the Contract Fund, page 14.

If there are insufficient funds in one or both of the selected variable investment options to cover the monthly charges, the selected variable investment option(s) will be reduced to zero. Any remaining charge will be deducted from all other variable investment options and the fixed-rate option proportionately to the dollar amount in each. Furthermore, if you do not specify an allocation of monthly charges, we will deduct monthly charges proportionately from your variable investment options and the fixed-rate option.

Requirements for Issuance of a Contract

The Contract may generally be issued on insureds through age 90. Currently, the minimum face amount for Contracts without a Target Term Rider is $75,000 ($50,000 for insureds below the age of 18, $100,000 for insureds ages 76-80, and $250,000 for insureds ages 81 and above). The minimum face amount for Contracts issued with a Type C (return of premium) death benefit is $250,000. See Types of Death Benefit, page 17.

For Contracts with a Target Term Rider, the minimum total face amount (basic insurance amount plus any Target Term Rider coverage amount combined) is $250,000. Furthermore, if the Target Term Rider is added to the Contract, the minimum face amount of the base Contract is $100,000, while the minimum rider coverage amount is $5,000. See Riders, page 19. Pruco Life of New Jersey may reduce the minimum face amounts of the Contracts it will issue.

Pruco Life of New Jersey requires evidence of insurability, which may include a medical examination, before issuing any Contract. Non-smokers are offered the most favorable cost of insurance rates. We charge a higher cost of insurance rate and/or an additional amount if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

Short-Term Cancellation Right or "Free-Look"

Generally, you may return the Contract for a refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. You can request a refund by mailing or delivering the Contract to the representative who sold it or to the Home Office specified in the Contract. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, with no adjustment for investment experience. However, if applicable law so requires and you exercise your short-term cancellation right, you will receive a refund of all premium payments made, plus or minus any change due to investment experience. For information on how premium payments are allocated during the "free-look" period, see Allocation of Premiums, page 21.

Types of Death Benefit

You may select either of three types of death benefit at issue. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except in certain circumstances. See How a Type A (Fixed) Contract's Death Benefit Will Vary, page
25. The payment of additional premiums and favorable investment results of the variable investment options to which the assets are allocated will generally increase the cash surrender value. See How a Contract's Cash Surrender Value Will Vary, page 25.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater. See How a Contract's Cash Surrender Value Will Vary, page 25 and How a Type B (Variable) Contract's Death Benefit Will Vary, page 26. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. But, as long as the Contract is not in default, the death benefit may not fall below the basic insurance amount stated in the Contract.

A Contract with a Type C (return of premium) death benefit has a death benefit which will generally equal the basic insurance amount plus the total premiums paid into the Contract, less withdrawals. This death benefit allows the Contract owner, in effect, to recover the cost of the Contract upon the death of the insured. Under certain circumstances, it is possible for a Type C Contract's death benefit to fall below the basic insurance amount. Favorable investment performance and payment of additional premiums will generally increase the Contract's cash value. Over time, however, the increase in cash value will be less than under a Type A (fixed) Contract. See How a Contract's Surrender Value Will Vary, page 25 and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 27.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount and the deduction of any applicable surrender charges. We will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. For Type B (variable) and Type C (return of premium) Contracts, withdrawals will not change the basic insurance amount. See Withdrawals, page 28.

Changing the Type of Death Benefit

You may change the type of death benefit any time after issue and subject to Pruco Life of New Jersey's approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change. The basic insurance amount after a change may not be lower than the minimum basic insurance amount applicable to the Contract. See Requirements for Issuance of a Contract, page
16. We reserve the right to make an administrative processing charge of up to $25 for any change in the basic insurance amount, although we do not currently do so. A type change that reduces the basic insurance amount may result in the assessment of surrender charges. See Charges and Expenses, page 12. Furthermore, if you choose a Type A or Type B death benefit at issue, you will NOT be able to change to a Type C death benefit after issue.

If you are changing your Contract's type of death benefit from a Type A (fixed) to a Type B (variable) death benefit, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type A (fixed) to a Type C (return of premium) death benefit, we will change the basic insurance amount by subtracting the total premiums paid on this Contract minus total withdrawals on the date the change takes effect. This change is only available to Contracts which were issued with a Type C death benefit and subsequently changed to a Type A death benefit.

If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type C (return of premium) death benefit, we first find the difference between: (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (1) is larger than (2), we will increase the basic insurance amount by that difference. If (2) is larger than (1), we will reduce the basic insurance amount by that difference. This change is only available to Contracts which were issued with a Type C death benefit and subsequently changed to a Type B death benefit.

If you are changing from a Type C (return of premium) to a Type A (fixed) death benefit, we will change the basic insurance amount by adding the total premiums paid minus total withdrawals to this Contract on the date the change takes place.

If you are changing from a Type C (return of premium) to a Type B (variable) death benefit, we first find the difference between: (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (2) is larger than (1), we will increase the basic insurance amount by that difference. If (1) is larger than (2), we will reduce the basic insurance amount by that difference.

The following chart illustrates the changes in basic insurance amount with each change of death benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 death benefit. For changes to and from a Type C death benefit, the chart assumes $40,000 in total premiums minus total withdrawals.

          ------------------------------------------------------------
                                Basic Insurance Amount
          ============================================================
                 FROM                                TO
          ------------------------------------------------------------
                Type A                 Type B                  Type C
               $300,000               $250,000                $260,000
          ------------------------------------------------------------
                Type B                 Type A                  Type C
               $250,000               $300,000                $260,000
          ------------------------------------------------------------
                Type C                 Type A                  Type B
               $260,000               $300,000                $250,000
          ------------------------------------------------------------

To request a change, fill out an application for change which can be obtained from your Pruco Life of New Jersey representative or a Home Office. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change.

Riders

Contract owners may be able to obtain extra fixed benefits which may require an additional premium. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date. The amounts of these benefits do not depend on the performance of the Account, although they will no longer be available if the Contract lapses. Certain restrictions may apply and are clearly described in the applicable rider. Your Pruco Life of New Jersey representative can explain all of these extra benefits further. Also, samples of the provisions are available from Pruco Life of New Jersey upon written request.

Enhanced Disability Benefit - The Enhanced Disability Benefit pays certain amounts into the Contract if the insured is totally disabled, as defined in the benefit provision.

Accidental Death Benefit - The Accidental Death Benefit provides an additional death benefit that is payable if the insured's death is accidental, as defined in the benefit provision.

Children Level Term Rider - The Children Level Term Rider provides term life insurance coverage on the life of the insured's children.

Target Term Rider - The Target Term Rider provides a flexible term insurance benefit to attained age 100 on the life of the insured. You specify the amount of term rider coverage you desire, up to four times the base Contract's basic insurance amount. This amount is called the rider coverage amount and is the maximum death benefit payable under the rider. After issue, while the rider is in-force, you may increase the rider coverage amount subject to a minimum increase amount of $25,000 and the underwriting requirements determined by Pruco Life. The rider coverage amount after the increase cannot exceed four times the base Contract's basic insurance amount. You may also decrease your rider coverage amount after issue, subject to a minimum decrease amount of $10,000.

The Rider death benefit fluctuates as the base Contract's death benefit changes. When the Contract Fund has not grown to the point where the base Contract's
                           ---
death benefit is increased to satisfy the Internal Revenue Code's definition of life insurance, the rider death benefit equals the rider coverage amount. However, if the Contract Fund has grown to the point where the base Contract's death benefit begins to vary as required by the Internal Revenue Code's definition of life insurance, the rider's death benefit will decrease (or increase) dollar for dollar as the base Contract's death benefit increases (or decreases). The rider death benefit will never increase beyond the rider coverage amount. It is possible, however, for the Contract Fund and, consequently, the base Contract's death benefit to grow to the point where the rider death benefit is reduced to zero.


        $500,000 Basic Insurance Amount and $500,000 Target Term Rider
                             Type A Death Benefit

                                    [GRAPH]

                         Target Term Rider Plot Points

Policy Year         Base Policy Death Benefit            Target Death Benefit
     1              $         500,000                    $       500,000
     2              $         500,000                    $       500,000
     3              $         500,000                    $       500,000
     4              $         500,000                    $       500,000
     5              $         500,000                    $       500,000
     6              $         500,000                    $       500,000
     7              $         500,000                    $       500,000
     8              $         500,000                    $       500,000
     9              $         500,000                    $       500,000
    10              $         550,000                    $       450,000
    11              $         605,000                    $       395,000
    12              $         665,500                    $       334,500
    13              $         732,050                    $       267,950
    14              $         805,255                    $       194,745
    15              $         885,781                    $       114,220
    16              $       1,000,000                    $          -
    17              $       1,100,000                    $          -
    18              $       1,210,000                    $          -
    19              $       1,331,000                    $          -
    20              $       1,464,100                    $          -


You should consider the following factors when purchasing a Contract with a Target Term Rider:

 .    A Contract with a Target Term Rider will offer higher cash values and death benefits than an all base policy with the same death benefit if Pruco Life does not change its current charges. This is because the current sales expense charge attributable to the Target Term Rider is 2% rather than the 4% charge attributable to the Sales

     Load Target Premium under the base Contract. We currently take lower current Cost of Insurance charges under the term rider and we currently charge no monthly administrative charge under the rider.

 .    However, a Contract with a Target Term Rider offers the potential for lower cash values and death benefits than an all base policy with the same death benefit if Pruco Life raises its current charges to the maximum contractual level. This is because guaranteed maximum charges under the Contract and Target Term Rider are the same except for the per $1,000 of insurance portion of the monthly administrative charge which extends for 10 years on the rider and only five years on the base Contract. The surrender charge does not apply to the Target Term Rider.

Other factors to consider are:

 .    The length of the Death Benefit Guarantee available on Contracts with a
     Target Term Rider is limited to five years. If it is important to you to have a Death Benefit Guarantee period longer than five years, you may want to purchase a Contract without a Target Term Rider. See Death Benefit Guarantee, page 22.

 .    The Enhanced Disability Benefit, as described above, is unavailable on
     Contracts with a Target Term Rider. If it is important to you to have the Enhanced Disability Benefit, you may want to purchase a Contract without a Target Term Rider.

 .    The Accidental Death Benefit, as described above, does not apply to any portion of the death benefit that is attributable to a Target Term Rider. If it is important to you to have the maximum amount of Accidental Death Benefit allowed under your Contract, you may want to purchase a Contract without a Target Term Rider.

 .    The Living Needs Benefit does not apply to the portion of the death benefit that is attributable to a Target Term Rider. If it is important to you that the Living Needs Benefit applies to the entire death benefit, you may want to purchase a Contract without a Target Term Rider. See Living Needs Benefit, page 31.

 .    The rider coverage amount terminates at the insured's age 100. If it is important to you that no coverage amount then in effect terminates at the insured's attained age 100, you may want to purchase a contract without a Target Term Rider.

Some of the factors outlined above can have effects on the financial performance of a Contract, including the amount of the Contract's cash value and death benefit. It is important that you ask your Pruco Life representative to provide illustrations based on different combinations of base Contract basic insurance amount and rider coverage amount. You can then discuss with your Pruco Life representative how these combinations may address your objectives.

Contract Date

When the first premium payment is paid with the application for a Contract, the Contract date will ordinarily be the later of the application date or the medical examination date. If the first premium is not paid with the application, the Contract date will be the date on which the first premium is paid and the Contract is delivered. Under certain circumstances, we may allow the Contract to be backdated for the purpose of lowering the insured's issue age, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt and will deduct any charges due on or before that date.

Premiums

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. It is the premium needed to start the Contract. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts (the minimum premium payment is $15 for premiums made by electronic fund transfer).

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See How a Type A (Fixed) Contract's Death Benefit Will Vary, page 25, How a Type B (Variable) Contract's Death Benefit Will Vary, page 26, and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 27. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 34.

Once the minimum initial premium payment is made, there are no required premiums. However, there are several types of premiums which are described below. Understanding them may help you understand how the Contract works.

   Target Premiums are premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force until the insured's age 65, or if later, during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals (not applicable to Contracts with the Target Term Rider). If you choose to continue the Death Benefit Guarantee beyond this period, you will have to begin paying premiums substantially higher than the Target Premium. However, not all Contracts offer the Death Benefit Guarantee beyond this period. The length of the Death Benefit Guarantee available to you depends on your Contract's death benefit type, the definition of life insurance test selected at issue, and whether the Target Term Rider is on the Contract. See Death Benefit Guarantee, page
   22. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Target Premium. For a Contract with no riders or extra risk charges, these premiums will be level.

   It is possible, in some instances, to pay a premium lower than the Target Premium; the Short-Term Premium. These Short-Term Premiums, if paid at the beginning of each Contract year, will keep the Contract in-force during the first five Contract years, regardless of investment performance and assuming no loans or withdrawals. To continue the Death Benefit Guarantee beyond this period, you will have to begin paying premiums higher than the Short-Term Premium. However, not all Contracts offer the Death Benefit Guarantee beyond five Contract years. The length of the Death Benefit Guarantee available to you depends on your Contract's death benefit type, the definition of life insurance test selected at issue, and whether the Target Term Rider is on the Contract. See Death Benefit Guarantee, page 22. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Short-Term Premium. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level.

   Lifetime Premiums are the premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance and assuming no loans or withdrawals (not applicable to all Contracts). See Death Benefit Guarantee, page 22. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Lifetime Premium.

We can bill you for the amount you select annually, semi-annually, or quarterly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain in-force if: (1) the Contract Fund, less any applicable surrender charges, is greater than zero and more than any Contract debt or (2) you have paid sufficient premiums, on an accumulated basis, to meet the Death Benefit Guarantee conditions and Contract debt is not equal to or greater than the Contract Fund, less any applicable surrender charges. You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the amount of the premiums paid. When you apply for the Contract, you should discuss with your Pruco Life of New Jersey representative how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the Contract date: (1) we deduct the charge for sales expenses and the charge for taxes attributable to premiums from the initial premium; (2) we allocate the remainder of the initial premium and any other premium received during the short-term cancellation right ("free-look") period to the Money Market investment option; and (3) the first monthly deductions are made. At the end of the "free-look" period, these funds will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed-rate option according to your most current allocation request. See Short-Term Cancellation Right or "Free-Look," page 17. The transfer from the Money Market investment option immediately following the "free-look" period will not be counted as one of your 12 free transfers described under Transfers, page 24. If the first premium is received before the Contract date, there will be a period during which the Contract owner's initial premium will not be invested.

The charge for sales expenses and the charge for taxes attributable to premiums also apply to all subsequent premium payments. The remainder will be invested as of the end of the valuation period in which it is received at a Home Office, in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Home Office or by telephoning a Home Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33% cannot. Of course, the total allocation to all selected investment options must equal 100%.

Death Benefit Guarantee

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. Withdrawals may adversely affect the status of the guarantee. Likewise, a Contract loan will negate any guarantee. See Withdrawals, page 28, and Contract Loans, page 34. You should consider how important the Death Benefit Guarantee is to you when deciding what premium amounts to pay into the Contract.

At the Contract date and on each Monthly date, during the Death Benefit Guarantee period shown on your Contract data pages, we calculate your Contract's "Accumulated Net Payments" as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

We also calculate Death Benefit Guarantee Values. These are values used solely to determine if a Death Benefit Guarantee is in effect. These are not cash
                                                                   ---
values that you can realize by surrendering the Contract, nor are they payable death benefits. Your Contract data pages contain a table of Death Benefit Guarantee Values, calculated as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

At each Monthly date, during the Death Benefit Guarantee period shown on your Contract data pages, we will compare your Accumulated Net Payments to the Death Benefit Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the Death Benefit Guarantee Value and Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept in-force, regardless of the amount in the Contract Fund.

Short-Term, Target, and Lifetime Premiums are payments which correspond to the Death Benefit Guarantee Values shown on your Contract data pages. For example, payment of the Short-Term Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first five Contract years, assuming no loans or withdrawals. However, payment of the Short-Term Premium after year five will not assure that your Contract's Accumulated Net Payments will continue to meet the Death Benefit Guarantee Values. See Premiums, page 20.

If you want a Death Benefit Guarantee to last longer than five years, you should expect to pay at least the Target Premium at the start of each Contract year. Paying the Target Premium at the beginning of each Contract year guarantees your Contract against lapse until the insured's age 65 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. However, payment of the Target Premium after this Death Benefit Guarantee period, will not assure that your Contract's Accumulated Net Payments will meet the subsequent, much higher, Death Benefit Guarantee Values.

If you want a Death Benefit Guarantee to last the lifetime of the insured, then you should expect to pay at least the Lifetime Premium at the start of each Contract year. Paying the Lifetime Premium at the beginning of each Contract year guarantees your Contract against lapse for the insured's lifetime, assuming no loans or withdrawals.

The following table provides sample Short-Term, Target, and Lifetime Premiums (to the nearest dollar). The examples assume: (1) the insured is a male, Preferred Best, with no extra risk or substandard ratings; (2) a $250,000 basic insurance amount; (3) no extra benefit riders have been added to the Contract; and (4) the Cash Value Accumulation Test has been elected for definition of life insurance testing.

     ----------------------------------------------------------------------------------------------------------------------------
                                                   Illustrative Annual Premiums
     ----------------------------------------------------------------------------------------------------------------------------

                  Age of insured                Type of                       Short-Term          Target           Lifetime
                     at issue            Death Benefit Chosen                  Premium            Premium           Premium
     ----------------------------------------------------------------------------------------------------------------------------
                      40                   Type A (Fixed)                      $  1,640          $  2,138           $  4,765
     ----------------------------------------------------------------------------------------------------------------------------
                      40                   Type B (Variable)                   $  1,643          $  2,220           $ 14,185
     ----------------------------------------------------------------------------------------------------------------------------
                      40                   Type C (Return of Premium)          $  1,643             N/A                N/A
     ----------------------------------------------------------------------------------------------------------------------------
                      60                   Type A (Fixed)                      $  6,678          $  7,158           $ 12,963
     ----------------------------------------------------------------------------------------------------------------------------
                      60                   Type B (Variable)                   $  6,705          $  7,218           $ 33,195
     ----------------------------------------------------------------------------------------------------------------------------
                      60                   Type C (Return of Premium)          $  7,055             N/A                N/A
     ----------------------------------------------------------------------------------------------------------------------------
                      80                   Type A (Fixed)                      $ 36,723          $ 39,358           $ 47,235
     ----------------------------------------------------------------------------------------------------------------------------
                      80                   Type B (Variable)                   $ 37,550          $ 43,980           $ 83,015
     ----------------------------------------------------------------------------------------------------------------------------
                      80                   Type C (Return of Premium)              N/A                 N/A                N/A
     ----------------------------------------------------------------------------------------------------------------------------


Paying the Short-Term, Target, or Lifetime Premiums at the start of each Contract year is one way of reaching the Death Benefit Guarantee Values; it is certainly not the only way. The Death Benefit Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life of New Jersey representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Death Benefit Guarantee Values.

When determining what premium amounts to pay and the frequency of your payments, you should consider carefully the value of maintaining the Death Benefit Guarantee. If you desire the Death Benefit Guarantee until the later of the insured's age 65 or 10 years after issue, you may prefer to pay at least the Target Premium in all years, rather than paying the lower Short-Term Premium in the first five years. If you pay only enough premium to meet the Death Benefit Guarantee Values in the first five years, you will need to pay more than the Target Premium at the beginning of the 6th year in order to continue the Death Benefit Guarantee.

Similarly, if you desire the Death Benefit Guarantee for lifetime protection, you may prefer to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis. For example, if you pay only enough premium to meet the Death Benefit Guarantee Values until the later of the insured's age 65 or 10 years after issue, a substantial amount may be required
                                            -----------
to meet the subsequent Death Benefit Guarantee Values and continue the guarantee. In addition, it is possible that the payment required to continue the guarantee beyond this period could exceed the premium payments allowed to be paid without causing the Contract to become a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34.

Not all Contracts will have the Death Benefit Guarantee available in all years. Type A and Type B Contracts with the Cash Value Accumulation Test elected for definition of life insurance testing will have the Death Benefit Guarantee available for the lifetime of the insured. However, Type A and Type B Contracts with the Guideline Premium Test elected for definition of life insurance testing will have the Death Benefit Guarantee available until the insured's age 65 or 10 years after issue, whichever is later. Furthermore, Type C Contracts with either the Cash Value Accumulation Test or Guideline Premium Test elected for definition of life insurance testing, will only have the Death Benefit Guarantee available for the first five Contract years. Contracts with the Target Term Rider will also have the Death Benefit Guarantee available for only the first five Contract years. Your Contract data pages will show Death Benefit Guarantee Values for the duration available with your Contract. See Types of Death Benefit, page 17 and Tax Treatment of Contract Benefits, page 34.

Transfers

You may, up to 12 times each Contract year, transfer amounts from one variable investment option to another variable investment option or to the fixed-rate option without charge. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year. All or a portion of the amount credited to a variable investment option may be transferred.

Transfers will take effect as of the end of the valuation period in which a proper transfer request is received at a Home Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Home Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned, depending on the terms of the assignment. See Assignment, page 37.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine.
Pruco Life of New Jersey cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the fixed-rate option will be permitted during each Contract year. The maximum amount which may be transferred out of the fixed-rate option each year is the greater of: (a) 25% of the amount in the fixed-rate option; and (b) $2,000. Pruco Life of New Jersey may change these limits in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the investment option or to the disadvantage of other contract owners. If such a pattern were to be found, we may modify your right to make transfers by restricting the number, timing and amount of transfers. We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one contract owner.

Dollar Cost Averaging

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging ("DCA"). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market investment option into other variable investment options available under the Contract, excluding the fixed-rate option. You may choose to have periodic transfers made monthly or quarterly.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

Auto-Rebalancing

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance variable investment option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages.

Auto-Rebalancing can be performed on a quarterly, semi-annual, or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. The fixed-rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

How a Contract's Cash Surrender Value Will Vary

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract's cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt. See Contract Loans, page 34. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment options; (2) interest credited on any amounts allocated to the fixed-rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under Charges and Expenses, page
12. Upon request, Pruco Life of New Jersey will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T10 of this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying certain premium amounts, and assuming hypothetical uniform investment results in the Series Fund portfolios. Five of the tables assume current charges will be made throughout the lifetime of the Contract and five of them assume maximum charges will be made. See Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums, page 32.

How a Type A (Fixed) Contract's Death Benefit Will Vary

As described earlier, there are three types of death benefit available under the
Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit; and (3) Type C, a return of premium death benefit. A Type C (return of premium) death benefit generally varies by the amount of premiums paid, a Type B (variable) death benefit varies with investment performance, and a Type A (fixed) death benefit does not vary unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life of New Jersey will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type A (fixed) Contract will always be the greater of:

               (1)  the basic insurance amount; and

               (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 34, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35.

                         Type A (Fixed) Death Benefit

------------------------------------------------------------------------------------------------------------
                IF                                                    THEN
------------------------------------------------------------------------------------------------------------
the insured      and the Contract    the attained age    the Contract Fund multiplied       and the Death
 is age               Fund is          factor is**       by the attained age factor is        Benefit is
------------------------------------------------------------------------------------------------------------
   40               $ 25,000            3.57                      89,250                       $250,000
   40               $ 75,000            3.57                     267,750                       $267,750*
   40               $100,000            3.57                     357,000                       $357,000*
------------------------------------------------------------------------------------------------------------

   60               $ 75,000            1.92                     144,000                       $250,000
   60               $125,000            1.92                     240,000                       $250,000
   60               $150,000            1.92                     288,000                       $288,000*
------------------------------------------------------------------------------------------------------------
   80               $150,000            1.26                     189,000                       $250,000
   80               $200,000            1.26                     252,000                       $252,000*
   80               $225,000            1.26                     283,500                       $283,500*
------------------------------------------------------------------------------------------------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $288,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.92. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type B (Variable) Contract's Death Benefit Will Vary

Under a Type B (variable) Contract, while the Contract is in-force, the death benefit will never be less than the basic insurance amount, but will vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type B (variable) Contract will always be the greater of:

                    (1) the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

                    (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 34, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35.

                        Type B (Variable) Death Benefit

----------------------------------------------------------------------------------------------------------
                IF                                                  THEN
----------------------------------------------------------------------------------------------------------
the insured is   and the Contract    the attained age    the Contract Fund multiplied      and the Death
      age             Fund is          factor is**        by the attained age factor is       Benefit is
----------------------------------------------------------------------------------------------------------
      40              $ 25,000            3.57                     89,250                     $275,000
      40              $ 75,000            3.57                    267,750                     $325,000
      40              $100,000            3.57                    357,000                     $357,000*
----------------------------------------------------------------------------------------------------------


      60              $ 75,000            1.92                    144,000                     $325,000
      60              $125,000            1.92                    240,000                     $375,000
      60              $150,000            1.92                    288,000                     $400,000
----------------------------------------------------------------------------------------------------------
      80              $150,000            1.26                    189,000                     $400,000
      80              $200,000            1.26                    252,000                     $450,000
      80              $225,000            1.26                    283,500                     $475,000
----------------------------------------------------------------------------------------------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
----------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type C (Return of Premium) Contract's Death Benefit Will Vary

Under a Type C (return of premium) Contract, while the Contract is in-force, the death benefit will vary by the amount of premiums paid, less any withdrawals. Unlike Type A and Type B Contracts, the death benefit of a Type C Contract may be less than the basic insurance amount in the event total withdrawals are greater than total premiums paid. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type C (return of premium) Contract will always be the greater of:

          (1) the basic insurance amount plus the total premiums paid into the Contract less any withdrawals; and

          (2) the Contract Fund before the deduction of monthly charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 34, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type C (return of premium) Contract was issued when the insured was a male nonsmoker, age 35.

                   Type C (Return of Premium) Death Benefit

---------------------------------------------------------------------------------------------------------------------
                           IF                                                         THEN
---------------------------------------------------------------------------------------------------------------------
                                                                             the Contract Fund
     the                          and the premiums paid                      multiplied by the
   insured          and the        less any withdrawals     the attained    attained age factor      and the Death
    is age      Contract Fund is            is             age factor is**            is                Benefit is
---------------------------------------------------------------------------------------------------------------------
      40         $ 25,000                $ 15,000              3.57                89,250             $265,000
      40         $ 75,000                $ 60,000              3.57               267,750             $310,000
      40         $100,000                $ 80,000              3.57               357,000             $357,000*
---------------------------------------------------------------------------------------------------------------------

      60         $ 75,000                $ 60,000              1.92               144,000             $310,000
      60         $125,000                $100,000              1.92               240,000             $350,000
      60         $150,000                $125,000              1.92               288,000             $375,000
---------------------------------------------------------------------------------------------------------------------
      80         $150,000                $125,000              1.26               189,000             $375,000
      80         $200,000                $150,000              1.26               252,000             $400,000
      80         $225,000                $175,000              1.26               283,500             $425,000
---------------------------------------------------------------------------------------------------------------------
   * Note that the death benefit has been increased to comply with the Internal
     Revenue Code's definition of life insurance.
   ** Assumes the Contract owner selected the Cash Value Accumulation Test.
---------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the premiums paid less any withdrawals equals $80,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

Surrender of a Contract

A Contract may be surrendered for its cash surrender value (or for a fixed reduced paid-up insurance benefit in New York state) while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets Pruco Life of New Jersey's needs, to a Home Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in a Home Office. Surrender of a Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

Fixed reduced paid-up insurance (available in New York state only) provides paid-up insurance, the amount of which will be paid when the insured dies.
There will be cash values and loan values. The loan interest rate for fixed reduced paid-up insurance is 5%. Upon surrender of the Contract, the amount of fixed reduced paid-up insurance depends upon the net cash value and the insured's issue age, sex, smoker/non-smoker status, and the length of time since the Contract date.

Withdrawals

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. The withdrawal amount is limited by the requirement that the cash surrender value after the withdrawal may not be zero or less than zero after deducting the withdrawal charges. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount. If the basic insurance amount is decreased to an amount less than the basic insurance amount at issue, a surrender charge may be deducted. See Charges and Expenses, page 12. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. See Requirements for Issuance of a Contract, page 16. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative. See Tax Treatment of Contract Benefits, page 34.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn, the withdrawal fee, and any surrender charge. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise. Withdrawal of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in-force under the Death Benefit Guarantee, since withdrawals decrease your Accumulated Net Payments. See Death Benefit Guarantee, page 22.

Lapse and Reinstatement

Pruco Life of New Jersey will determine the value of the Contract Fund on each Monthly date. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the Death Benefit Guarantee. See Death Benefit Guarantee, page 22. If the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Pruco Life of New Jersey will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default. This payment must be received at a Home Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses with an outstanding Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

A Contract that ended in default may be reinstated within five years after the date of default if the following conditions are met: (1) renewed evidence of insurability is provided on the insured; (2) submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and (3) any Contract debt with interest to date must be restored or paid back. If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement. The reinstatement date will be the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

Increases in Basic Insurance Amount

Subject to state approval and subject to the underwriting requirements determined by Pruco Life of New Jersey, after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract, thus, creating an additional coverage segment.

The following conditions must be met:

          (1) you must ask for the change in a form that meets Pruco Life of New Jersey's needs;
          (2) the amount of the increase must be at least equal to the minimum increase in basic insurance amount shown under Contract Limitations in your Contract data pages;

          (3) you must prove to us that the insured is insurable for any increase;
          (4)  the Contract must not be in default;
          (5) we must not be paying premiums into the Contract as a result of the insured's total disability; and
          (6) if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25.

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each segment is equal to 4% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 2% of allocated premiums paid in excess of this amount for the first 10 Contract years; 0% thereafter. See the definition of Contract year for an increase in basic insurance amount under DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, page 1.

Each coverage segment will have its own surrender charge period beginning on that segment's effective date and its own surrender charge threshold. The surrender charge threshold is the segment's lowest coverage amount since its effective date. See Decreases in Basic Insurance Amount, below, and Surrender Charges, page 15.

The COI rates for a coverage segment representing an increase in basic insurance amount are based upon 1980 CSO Tables, the age at the segment's effective date and the number of years since then, sex (except where unisex rates apply); smoker/nonsmoker status, and extra rating class, if any. The net amount at risk for the whole contract (the death benefit minus the Contract Fund) is allocated to each coverage segment based on the proportion of its basic insurance amount to the total of all coverage segments. In addition, the attained age factor for a Contract with an increase in basic insurance amount is based on the Insured's attained age for the initial coverage segment. For a description of attained age factor, see How a Type A (Fixed) Contract's Death Benefit Will Vary, page 25, How a Type B (Variable) Contract's Death Benefit Will Vary, page 26, and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 27.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a "free-look" right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. See Short-Term Cancellation Right or "Free-Look", page 17. Generally, the "free-look" right would have to be exercised no later than 10 days after receipt of the Contract as increased.

An increase in basic insurance amount may cause the Contract to be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

Decreases in Basic Insurance Amount

As explained earlier, you may make a withdrawal. See Withdrawals, page 28. You also have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value at any time after the first Contract anniversary. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under Contract Limitations in your Contract data pages.

In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under Contract Limitations in your Contract data pages. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See Charges and Expenses, page 12. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease. A decrease will not take effect if the insured is not living on the effective date.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. Each coverage segment will have its own surrender charge threshold equal to the segment's lowest coverage amount since its effective date. If the decrease in basic insurance amount reduces a coverage segment to an amount equal to or greater than its surrender charge threshold, we will not impose a surrender charge. However, if the decrease in basic insurance amount reduces a coverage segment below its threshold, we will subtract the new coverage segment amount from the threshold amount. We will then multiply the surrender charge by the lesser of this difference and the amount of the decrease, divide by the threshold amount, and deduct the result from the Contract Fund. See Surrender Charges, page 15.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. In addition, it is important to note that if the basic insurance amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page
34. Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

When Proceeds Are Paid

Pruco Life of New Jersey will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Home Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Home Office. However, Pruco Life of New Jersey may delay payment of proceeds from the variable investment option[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed-rate option, Pruco Life of New Jersey expects to pay the cash surrender value promptly upon request. However, Pruco Life of New Jersey has the right to delay payment of such cash surrender value for up to six months (or a shorter period if required by applicable law). Pruco Life of New Jersey will pay interest of at least 3% a year if it delays such a payment for 30 days or more (or a shorter period if required by applicable law).

Living Needs Benefit

You may elect to add the Living Needs Benefit(SM) to your Contract at issue. The benefit may vary by state. There is no charge for adding the benefit to the Contract. However, an administrative charge (not to exceed $150) will be made at the time the Living Needs Benefit is paid.

Subject to state regulatory approval, the Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract's death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will generally be greater than the Contract's cash surrender value. One or both of the following options may be available. A Pruco Life of New Jersey representative should be consulted as to whether additional options may be available.

Terminal Illness Option. This option is available if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, Pruco Life of New Jersey will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months. If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Nursing Home Option. This option is available after the insured has been confined to an eligible nursing home for six months or more. When satisfactory evidence is provided, including certification by a licensed physician, that the insured is expected to remain in the nursing home until death, Pruco Life of New Jersey will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years (not more than 10 nor less than 2), depending upon the age of the insured. If the insured dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Subject to state approval, all or part of the Contract's death benefit may be accelerated under the Living Needs Benefit. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Pruco Life of New Jersey reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. Pruco Life of New Jersey can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract owner, and the effect on the Contract if less than the entire death benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation. Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could. With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is terminally ill or chronically ill as defined in the tax law (although the exclusion in the latter case may be limited). You should consult a qualified tax adviser before electing to receive this benefit. Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums

The following tables (pages T1 through T10) show how a Contract's death benefit and cash surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, which are described below. All ten tables assume the following:

 .    a Contract bought by a 35 year old male, Preferred Best, with no extra risks or substandard ratings.

 .    a given premium amount is paid on each Contract anniversary and no loans are taken.

 .    the Contract Fund has been invested in equal amounts in each of the 16 portfolios of the Series Fund and no portion of the Contract Fund has been allocated to the fixed-rate option.

The first two tables (pages T1 and T2) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 34 and Types of Death Benefit, page 17. The first table assumes current charges will continue for the indefinite future while the second table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 12.

The third and fourth tables (pages T3 and T4) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $100,000 basic insurance amount and a $150,000 Target Term Rider has been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.
See Tax Treatment of Contract Benefits, page 34 and Types of Death Benefit, page
17. The third table assumes current charges will continue for the indefinite future while the fourth table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 12.

The next two tables (pages T5 and T6) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Guideline Premium Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 34 and Types of Death Benefit, page 17. The fifth table assumes current charges will continue for the indefinite future while the sixth table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 12.

The tables on pages T7 and T8 assume: (1) a Type B (variable) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 34 and Types of Death Benefit, page 17. The table on page T7 assumes current charges will continue for the indefinite future while the table on page T8 assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 12.

The last two tables (pages T9 and T10) assume: (1) a Type C (return of premium) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 34 and Types of Death Benefit, page 17. The table on page T9 assumes current charges will continue for the indefinite future while the table on page T10 assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 12.

future while the table on page T10 assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 12.

Finally, there are three assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other two assumptions are that investment performance will be at a uniform gross annual rate of 6% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and cash surrender values would be different from those shown if investment returns averaged 0%, 6% and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column of the following illustrations (pages T1 through T10) shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next four columns show the death benefit payable in each of the years shown for the three different assumed investment returns. The last four columns show the cash surrender value payable in each of the years shown for the three different assumed investment returns. The cash surrender values in the first 10 years reflect the surrender charges that would be deducted if the Contract were surrendered in those years.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Series Fund expenses. The net return reflects average total annual expenses of the 16 portfolios of 0.84%, and the daily deduction from the Contract Fund of 0.25% per year for the tables based on current charges and 0.45% per year for the tables based on maximum charges. Thus, assuming current charges, gross returns of 0%, 6% and 12% are the equivalent of net returns of -1.09%, 4.91% and 10.91%, respectively. Assuming maximum charges, gross returns of 0%, 6% and 12% are the equivalent of net returns of-1.29%, 4.71% and 10.71%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 0.84% and will depend on which variable investment options are selected. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Series Fund and under the Contract.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 35 year old man, may be useful for a 35 year old man but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life of New Jersey representative can provide you with a hypothetical illustration for your own age, sex, and rating class.

                                 ILLUSTRATIONS
                                 -------------
                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                             USING CURRENT CHARGES

                                        Death Benefit (1)                            Surrender Value (1)
                             -----------------------------------------------------------------------------------------
                              Assuming Hypothetical Gross (and Net)          Assuming Hypothetical Gross (and Net)
               Premiums            Annual Investment Return of                    Annual Investment Return of
   End Of     Accumulated    -----------------------------------------------------------------------------------------
   Policy   at 4% Interest     0% Gross      6% Gross        12% Gross       0% Gross        6% Gross       12% Gross
    Year       Per Year      (-1.09% Net)   (4.91% Net)    (10.91% Net)    (-1.109% Net)    (4.91% Net)   (10.91% Net)
   -------  --------------   ------------   -----------    ------------    -------------    -----------   ------------
     1         $     1,794   $  250,000     $  250,000     $   250,000     $        0       $         0   $          0
     2         $     3,660   $  250,000     $  250,000     $   250,000     $        0       $         0   $        124
     3         $     5,600   $  250,000     $  250,000     $   250,000     $      814       $     1,173   $      1,564
     4         $     7,618   $  250,000     $  250,000     $   250,000     $    1,877       $     2,469   $      3,140
     5         $     9,717   $  250,000     $  250,000     $   250,000     $    2,930       $     3,819   $      4,868
     6         $    11,900   $  250,000     $  250,000     $   250,000     $    4,391       $     5,657   $      7,207
     7         $    14,170   $  250,000     $  250,000     $   250,000     $    5,836       $     7,574   $      9,780
     8         $    16,530   $  250,000     $  250,000     $   250,000     $    7,264       $     9,572   $     12,609
     9         $    18,986   $  250,000     $  250,000     $   250,000     $    8,672       $    11,653   $     15,720
     10        $    21,539   $  250,000     $  250,000     $   250,000     $   10,060       $    13,820   $     19,143
     15        $    35,922   $  250,000     $  250,000     $   250,000     $   16,191       $    25,655   $     41,922
     20        $    53,422   $  250,000     $  250,000     $   250,000     $   21,212       $    39,852   $     79,342
     25        $    74,713   $  250,000     $  250,000     $   280,004     $   24,622       $    56,619   $    141,416
     30        $   100,616   $  250,000     $  250,000     $   421,337     $   25,768       $    76,214   $    243,548
     35        $   132,132   $  250,000     $  250,000     $   632,234     $   24,029       $    99,337   $    410,541
     40        $   170,476   $  250,000     $  250,000     $   948,246     $   17,172       $   126,284   $    682,191
     45        $   217,127   $  250,000(2)  $  250,000     $ 1,436,304     $    1,794(2)    $   158,245   $  1,122,113

   (1)   Assumes no Contract Loan has been made.

   (2) Based on a gross return of 0%, the Contract would go into default in policy year 46, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T1


                                          PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                                                   CASH VALUE ACCUMULATION TEST
                                                   TYPE A (FIXED) DEATH BENEFIT
                                                 MALE PREFERRED BEST ISSUE AGE 35
                                                  $250,000 BASIC INSURANCE AMOUNT
                                       ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                                                       USING MAXIMUM CHARGES

                                                     Death Benefit (1)                              Surrender Value (1)
                                        -------------------------------------------    ---------------------------------------------
                                            Assuming Hypothetical Gross (and Net)          Assuming Hypothetical Gross (and Net)
                           Premiums             Annual Investment Return of                    Annual Investment Return of
           End Of       Accumulated     -------------------------------------------    ---------------------------------------------
           Policy     at 4% Interest       0% Gross      6% Gross        12% Gross        0% Gross          6% Gross     12% Gross
            Year         Per Year        (-1.29% Net)   (4.71% Net)    (10.71% Net)     (-1.29% Net)      (4.71% Net)  (10.71% Net)
        ------------  ---------------   -------------  -------------  -------------    ----------------  ------------- -------------
              1           $  1,794       $  250,000     $  250,000     $   250,000       $       0         $      0       $      0

              2           $  3,660       $  250,000     $  250,000     $   250,000       $       0         $      0       $      0

              3           $  5,600       $  250,000     $  250,000     $   250,000       $       0         $      0       $    161

              4           $  7,618       $  250,000     $  250,000     $   250,000       $     258         $    641       $  1,082

              5           $  9,717       $  250,000     $  250,000     $   250,000       $     827         $  1,381       $  2,045

              6           $ 11,900       $  250,000     $  250,000     $   250,000       $   1,768         $  2,535       $  3,493

              7           $ 14,170       $  250,000     $  250,000     $   250,000       $   2,657         $  3,693       $  5,032

              8           $ 16,530       $  250,000     $  250,000     $   250,000       $   3,493         $  4,851       $  6,670

              9           $ 18,986       $  250,000     $  250,000     $   250,000       $   4,271         $  6,004       $  8,415

             10           $ 21,539       $  250,000     $  250,000     $   250,000       $   4,988         $  7,149       $ 10,271

             15           $ 35,922       $  250,000     $  250,000     $   250,000       $   6,686         $ 11,733       $ 20,752

             20           $ 53,422       $  250,000     $  250,000     $   250,000       $   5,565         $ 14,518       $ 35,134

             25           $ 74,713       $  250,000     $  250,000     $   250,000       $       0         $ 13,052       $ 54,709

             30           $100,616       $  250,000     $  250,000     $   250,000       $       0         $  2,306       $ 81,295

             35           $132,132       $        0(2)  $        0(2)  $   250,000       $       0(2)      $      0(2)    $118,261

             40           $170,476       $        0     $        0     $   250,000       $       0         $      0       $175,700

             45           $217,127       $        0     $        0     $   343,438       $       0         $      0       $268,311

       (1)  Assumes no Contract Loan has been made.

       (2) Based on a gross return of 0%, the Contract would go into default in policy year 31, unless an additional premium payment was made.
            Based on a gross return of 6%, the Contract would go into default in policy year 31, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T2

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
  $250,000 TARGET COVERAGE AMOUNT($100,000 BASIC INSURANCE AMOUNT, $150,000
                              TARGET TERM RIDER)
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING CURRENT CHARGES

                                                   Death Benefit (1)                               Surrender Value (1)
                              ------------------------------------------------------------------------------------------------------
                                         Assuming Hypothetical Gross (and Net)           Assuming Hypothetical Gross (and Net)
                Premiums                     Annual Investment Return of                     Annual Investment Return of
  End Of      Accumulated     ------------------------------------------------------------------------------------------------------
  Policy     at 4% Interest       0% Gross          6% Gross           12% Gross        0% Gross          6% Gross       12% Gross
   Year         Per Year        (-1.09% Net)       (4.91% Net)       (10.91% Net)     (-1.109% Net)      (4.91% Net)    10.91% Net)
-----------  ---------------  ----------------------------------------------------- ---------------- --------------- ---------------
     1        $     1,794      $    250,000     $    250,000   $      250,000       $       235      $       316     $        396
     2        $     3,660      $    250,000     $    250,000   $      250,000       $     1,395      $     1,625     $      1,865
     3        $     5,600      $    250,000     $    250,000   $      250,000       $     2,679      $     3,135     $      3,630
     4        $     7,618      $    250,000     $    250,000   $      250,000       $     3,945      $     4,710     $      5,573
     5        $     9,717      $    250,000     $    250,000   $      250,000       $     5,193      $     6,353     $      7,715
     6        $    11,900      $    250,000     $    250,000   $      250,000       $     6,590      $     8,240     $     10,253
     7        $    14,170      $    250,000     $    250,000   $      250,000       $     7,967      $    10,210     $     13,054
     8        $    16,530      $    250,000     $    250,000   $      250,000       $     9,321      $    12,263     $     16,142
     9        $    18,986      $    250,000     $    250,000   $      250,000       $    10,652      $    14,404     $     19,550
    10        $    21,539      $    250,000     $    250,000   $      250,000       $    11,957      $    16,635     $     23,310
    15        $    35,922      $    250,000     $    250,000   $      250,000       $    17,959      $    29,192     $     48,862
    20        $    53,422      $    250,000     $    250,000   $      250,000       $    22,898      $    44,380     $     91,076
    25        $    74,713      $    250,000     $    250,000   $      319,042       $    26,241      $    62,453     $    161,132
    30        $   100,616      $    250,000     $    250,000   $      477,504       $    27,337      $    83,805     $    276,014
    35        $   132,132      $    250,000     $    250,000   $      714,325       $    25,569      $   109,343     $    463,848
    40        $   170,476      $    250,000     $    250,000   $    1,069,450       $    18,719      $   139,775     $    769,389
    45        $   217,127      $    250,000(2)  $    250,000   $    1,618,157       $     3,404(2)   $   177,093     $  1,264,185

     (1)   Assumes no Contract Loan has been made.

     (2) Based on a gross return of 0%, the Contract would go into default in policy year 46, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T3

                                         PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                                                  CASH VALUE ACCUMULATION TEST
                                                  TYPE A (FIXED) DEATH BENEFIT
                                                MALE PREFERRED BEST ISSUE AGE 35
                                                 $250,000 BASIC INSURANCE AMOUNT
                                      ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                                                      USING CURRENT CHARGES

                                          Death Benefit (1)                                      Surrender Value (1)
                              ----------------------------------------------------------------------------------------------------
                                   Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                  Premiums             Annual Investment Return of                          Annual Investment Return of
   End Of       Accumulated   ----------------------------------------------------------------------------------------------------
   Policy     at 4% Interest    0% Gross             6% Gross        12% Gross       0% Gross          6% Gross        12% Gross
    Year         Per Year     (-1.09% Net)         (4.91% Net)     (10.91% Net)   (-1.109% Net)       (4.91% Net)     (10.91% Net)
  --------    --------------  ------------         -----------     ------------   -------------       -----------     ------------
      1       $        1,794  $    250,000         $   250,000     $    250,000   $           0       $         0     $          0
      2       $        3,660  $    250,000         $   250,000     $    250,000   $           0       $       117     $        259
      3       $        5,600  $    250,000         $   250,000     $    250,000   $         519       $       762     $      1,030
      4       $        7,618  $    250,000         $   250,000     $    250,000   $       1,018       $     1,401     $      1,842
      5       $        9,717  $    250,000         $   250,000     $    250,000   $       1,478       $     2,032     $      2,696
      6       $       11,900  $    250,000         $   250,000     $    250,000   $       2,060       $     2,820     $      3,769
      7       $       14,170  $    250,000         $   250,000     $    250,000   $       2,593       $     3,597     $      4,904
      8       $       16,530  $    250,000         $   250,000     $    250,000   $       3,075       $     4,361     $      6,105
      9       $       18,986  $    250,000         $   250,000     $    250,000   $       3,501       $     5,107     $      7,375
     10       $       21,539  $    250,000         $   250,000     $    250,000   $       3,868       $     5,828     $      8,718
     15       $       35,922  $    250,000         $   250,000     $    250,000   $       5,512       $     9,896     $     17,931
     20       $       53,422  $    250,000         $   250,000     $    250,000   $       4,430       $    12,133     $     30,295
     25       $       74,713  $          0(2)      $   250,000     $    250,000   $           0(2)    $     9,895     $     46,247
     30       $      100,616  $          0         $         0(2)  $    250,000   $           0       $         0(2)  $     66,015
     35       $      132,132  $          0         $         0     $    250,000   $           0       $         0     $     89,122
     40       $      170,476  $          0         $         0     $    250,000   $           0       $         0     $    114,874
     45       $      217,127  $          0         $         0     $    250,000   $           0       $         0     $    142,191

     (1)  Assumes no Contract Loan has been made.

     (2) Based on a gross return of 0%, the Contract would go into default in policy year 25, unless an additional premium payment was made.
          Based on a gross return of 6%, the Contract would go into default in policy year 30, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T4

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                            GUIDELINE PREMIUM TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING CURRENT CHARGES

                                             Death Benefit (1)                                    Surrender Value (1)
                              ----------------------------------------------------------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                 Premiums                Annual Investment Return of                        Annual Investment Return of
   End Of       Accumulated   ----------------------------------------------------------------------------------------------------
   Policy     at 4% Interest     0% Gross     6% Gross      12% Gross           0% Gross            6% Gross         12% Gross
    Year         Per Year      (-1.09% Net)  (4.91% Net)    (10.91% Net)       (-1.09% Net)       (4.91% Net)       (10.91% Net)
------------  --------------  ----------------------------------------------   ---------------------------------------------------
     1        $   1,794       $ 250,000     $ 250,000       $   250,000        $      0           $        0        $         0
     2        $   3,660       $ 250,000     $ 250,000       $   250,000        $      0           $        0        $       124
     3        $   5,600       $ 250,000     $ 250,000       $   250,000        $    814           $    1,173        $     1,564
     4        $   7,618       $ 250,000     $ 250,000       $   250,000        $  1,877           $    2,469        $     3,140
     5        $   9,717       $ 250,000     $ 250,000       $   250,000        $  2,930           $    3,819        $     4,868
     6        $  11,900       $ 250,000     $ 250,000       $   250,000        $  4,391           $    5,657        $     7,207
     7        $  14,170       $ 250,000     $ 250,000       $   250,000        $  5,836           $    7,574        $     9,780
     8        $  16,530       $ 250,000     $ 250,000       $   250,000        $  7,264           $    9,572        $    12,609
     9        $  18,986       $ 250,000     $ 250,000       $   250,000        $  8,672           $   11,653        $    15,720
    10        $  21,539       $ 250,000     $ 250,000       $   250,000        $ 10,060           $   13,820        $    19,143
    15        $  35,922       $ 250,000     $ 250,000       $   250,000        $ 16,191           $   25,655        $    41,922
    20        $  53,422       $ 250,000     $ 250,000       $   250,000        $ 21,212           $   39,852        $    79,342
    25        $  74,713       $ 250,000     $ 250,000       $   250,000        $ 24,622           $   56,619        $   141,472
    30        $ 100,616       $ 250,000     $ 250,000       $   300,299        $ 25,768           $   76,214        $   246,147
    35        $ 132,132       $ 250,000     $ 250,000       $   488,644        $ 24,029           $   99,337        $   421,245
    40        $ 170,476       $ 250,000     $ 250,000       $   763,376        $ 17,172           $  126,284        $   713,436
    45        $ 217,127       $ 250,000(2)  $ 250,000       $ 1,262,965        $  1,794(2)        $  158,245        $ 1,202,824

       (1)   Assumes no Contract Loan has been made.

       (2) Based on a gross return of 0%, the Contract would go into default in policy year 46, unless an additional premium payment was made.

 The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T5

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                            GUIDELINE PREMIUM TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                             USING MAXIMUM CHARGES

                                                   Death Benefit (1)                                  Surrender Value (1)
                                ---------------------------------------------------------------------------------------------------
                                         Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                 Premiums                     Annual Investment Return of                         Annual Investment Return of
   End Of       Accumulated     ---------------------------------------------------------------------------------------------------
   Policy     at 4% Interest        0% Gross         6% Gross       12% Gross               0% Gross        6% Gross     12% Gross
    Year         Per Year         (-1.29% Net)     (4.71% Net)     (10.71% Net)           (-1.29% Net)    (4.71% Net)  (10.71% Net)
------------  ---------------   -----------------------------------------------------   -------------------------------------------
     1        $   1,794         $  250,000        $  250,000      $  250,000              $      0        $       0     $       0
     2        $   3,660         $  250,000        $  250,000      $  250,000              $      0        $       0     $       0
     3        $   5,600         $  250,000        $  250,000      $  250,000              $      0        $       0     $     161
     4        $   7,618         $  250,000        $  250,000      $  250,000              $    258        $     641     $   1,082
     5        $   9,717         $  250,000        $  250,000      $  250,000              $    827        $   1,381     $   2,045
     6        $  11,900         $  250,000        $  250,000      $  250,000              $  1,768        $   2,535     $   3,493
     7        $  14,170         $  250,000        $  250,000      $  250,000              $  2,657        $   3,693     $   5,032
     8        $  16,530         $  250,000        $  250,000      $  250,000              $  3,493        $   4,851     $   6,670
     9        $  18,986         $  250,000        $  250,000      $  250,000              $  4,271        $   6,004     $   8,415
    10        $  21,539         $  250,000        $  250,000      $  250,000              $  4,988        $   7,149     $  10,271
    15        $  35,922         $  250,000        $  250,000      $  250,000              $  6,686        $  11,733     $  20,752
    20        $  53,422         $  250,000        $  250,000      $  250,000              $  5,565        $  14,518     $  35,134
    25        $  74,713         $  250,000        $  250,000      $  250,000              $      0        $  13,052     $  54,709
    30        $ 100,616         $  250,000        $  250,000      $  250,000              $      0        $   2,306     $  81,295
    35        $ 132,132         $        0(2)     $        0(2)   $  250,000              $      0(2)     $       0(2)  $ 118,261
    40        $ 170,476         $        0        $        0      $  250,000              $      0        $       0     $ 175,700
    45        $ 217,127         $        0        $        0      $  299,609              $      0        $       0     $ 285,342

     (1)   Assumes no Contract Loan has been made.

     (2) Based on a gross return of 0%, the Contract would go into default in policy year 31, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 31, unless an additional premium payment was made.


 The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T6

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                        TYPE B (VARIABLE) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING CURRENT CHARGES


                                                  Death Benefit (1)                                 Surrender Value (1)
                                --------------------------------------------------------------------------------------------------
                                        Assuming Hypothetical Gross (and Net)             Assuming Hypothetical Gross (and Net)
                 Premiums                    Annual Investment Return of                       Annual Investment Return of
   End Of       Accumulated     --------------------------------------------------------------------------------------------------
   Policy     at 4% Interest       0% Gross           6% Gross           12% Gross      0% Gross        6% Gross       12% Gross
    Year         Per Year        (-1.09% Net)        (4.91% Net)       (10.91% Net)   (-1.09% Net)    (4.91% Net)    (10.91% Net)
------------  ---------------  ----------------------------------------------------   ---------------------------------------------
    1         $    1,794       $     250,750     $      250,818     $      250,888    $       0      $         0    $          0
    2         $    3,660       $     251,490     $      251,676     $      251,871    $       0      $         0    $        121
    3         $    5,600       $     252,366     $      252,723     $      253,114    $     811      $     1,168    $      1,558
    4         $    7,618       $     253,231     $      253,822     $      254,492    $   1,871      $     2,461    $      3,131
    5         $    9,717       $     254,087     $      254,974     $      256,020    $   2,921      $     3,807    $      4,853
    6         $   11,900       $     255,350     $      256,612     $      258,158    $   4,378      $     5,640    $      7,186
    7         $   14,170       $     256,596     $      258,328     $      260,526    $   5,818      $     7,550    $      9,748
    8         $   16,530       $     257,824     $      260,123     $      263,147    $   7,241      $     9,540    $     12,564
    9         $   18,986       $     259,032     $      261,999     $      266,047    $   8,643      $    11,611    $     15,658
   10         $   21,539       $     260,217     $      263,959     $      269,254    $  10,023      $    13,764    $     19,060
   15         $   35,922       $     266,090     $      275,475     $      291,598    $  16,090      $    25,475    $     41,598
   20         $   53,422       $     270,971     $      289,340     $      328,222    $  20,971      $    39,340    $     78,222
   25         $   74,713       $     274,071     $      305,211     $      387,679    $  24,071      $    55,211    $    137,679
   30         $  100,616       $     274,645     $      322,656     $      484,329    $  24,645      $    72,656    $    234,329
   35         $  132,132       $     272,044     $      341,202     $      642,379    $  22,044      $    91,202    $    392,379
   40         $  170,476       $     264,038     $      358,409     $      904,033    $  14,038      $   108,409    $    650,383
   45         $  217,127       $           0(2)  $      370,362(2)  $    1,369,764    $       0(2)   $   120,362(2) $  1,070,128

     (1)  Assumes no Contract Loan has been made.

     (2) Based on a gross return of 0%, the Contract would go into default in policy year 45, unless an additional premium payment was made.
          Based on a gross return of 6%, the Contract would go into default in policy year 63, unless an additional premium payment was made.

 The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T7

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                        TYPE B (VARIABLE) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING MAXIMUM CHARGES

                                                     Death Benefit (1)                               Surrender Value (1)
                                 --------------------------------------------------------------------------------------------------
                                           Assuming Hypothetical Gross (and Net)             Assuming Hypothetical Gross (and Net)
                   Premiums                    Annual Investment Return of                       Annual Investment Return of
                                 --------------------------------------------------------------------------------------------------
    End Of        Accumulated
    Policy      at 4% Interest       0% Gross         6% Gross           12% Gross           0% Gross       6% Gross     12% Gross
     Year          Per Year        (-1.29% Net)      (4.71% Net)       (10.71% Net)        (-1.29% Net)    (4.71% Net)  (10.71% Net)
 ------------   ---------------  ---------------  ---------------    ----------------     --------------  ------------   ----------
     1          $   1,794          $   250,389      $  250,444         $    250,499        $      0       $       0      $      0
     2          $   3,660          $   250,752      $  250,885         $    251,027        $      0       $       0      $      0
     3          $   5,600          $   251,199      $  251,440         $    251,707        $      0       $       0      $    152
     4          $   7,618          $   251,608      $  251,988         $    252,426        $    247       $     627      $  1,065
     5          $   9,717          $   251,977      $  252,526         $    253,184        $    810       $   1,359      $  2,018
     6          $  11,900          $   252,716      $  253,476         $    254,424        $  1,744       $   2,504      $  3,452
     7          $  14,170          $   253,401      $  254,425         $    255,748        $  2,624       $   3,647      $  4,971
     8          $  16,530          $   254,031      $  255,370         $    257,165        $  3,448       $   4,787      $  6,581
     9          $  18,986          $   254,600      $  256,306         $    258,677        $  4,211       $   5,917      $  8,288
    10          $  21,539          $   255,105      $  257,228         $    260,292        $  4,911       $   7,033      $ 10,097
    15          $  35,922          $   256,478      $  261,351         $    270,046        $  6,478       $  11,351      $ 20,046
    20          $  53,422          $   255,155      $  263,547         $    282,839        $  5,155       $  13,547      $ 32,839
    25          $  74,713          $         0(2)   $  260,987         $    298,000        $      0(2)    $  10,987      $ 48,000
    30          $ 100,616          $         0      $        0(2)      $    312,991        $      0       $       0(2)   $ 62,991
    35          $ 132,132          $         0      $        0         $    320,460        $      0       $       0      $ 70,460
    40          $ 170,476          $         0      $        0         $    304,017        $      0       $       0      $ 54,017
    45          $ 217,127          $         0      $        0         $         0(2)      $      0       $       0      $      0(2)

     (1) Assumes no Contract Loan has been made.

     (2) Based on a gross return of 0%, the Contract would go into default in policy year 25, unless an additional premium payment was made.
         Based on a gross return of 6%, the Contract would go into default in policy year 30, unless an additional premium payment was made.
         Based on a gross return of 12%, the Contract would go into default in policy year 45, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T8

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                   TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING CURRENT CHARGES


                                                      Death Benefit (1)                               Surrender Value (1)
                                      -------------------------------------------------------------------------------------------
                                            Assuming Hypothetical Gross (and Net)           Assuming Hypothetical Gross (and Net)
                       Premiums                Annual Investment Return of                          Annual Investment Return of
       End Of         Accumulated     -------------------------------------------------------------------------------------------
       Policy       at 4% Interest    0% Gross          6% Gross         12% Gross      0% Gross        6% Gross      12% Gross
        Year           Per Year       (-1.09% Net)     (4.91% Net)     (10.91% Net)   (-1.09% Net)     (4.91% Net)   (10.91% Net)
    ------------   ---------------  ---------------  ---------------  --------------  -------------   -------------  ------------
         1         $       1,794    $  251,725        $  251,725      $      251,725    $         0      $       0   $         0
         2         $       3,660    $  253,450        $  253,450      $      253,450    $         0      $       0   $       120
         3         $       5,600    $  255,175        $  255,175      $      255,175    $       807      $   1,165   $     1,556
         4         $       7,618    $  256,900        $  256,900      $      256,900    $     1,865      $   2,456   $     3,126
         5         $       9,717    $  258,625        $  258,625      $      258,625    $     2,913      $   3,800   $     4,846
         6         $      11,900    $  260,350        $  260,350      $      260,350    $     4,367      $   5,629   $     7,176
         7         $      14,170    $  262,075        $  262,075      $      262,075    $     5,804      $   7,536   $     9,736
         8         $      16,530    $  263,800        $  263,800      $      263,800    $     7,222      $   9,522   $    12,549
         9         $      18,986    $  265,525        $  265,525      $      265,525    $     8,619      $  11,589   $    15,642
         10        $      21,539    $  267,250        $  267,250      $      267,250    $     9,994      $  13,739   $    19,042
         15        $      35,922    $  275,875        $  275,875      $      275,875    $    16,024      $  25,432   $    41,615
         20        $      53,422    $  284,500        $  284,500      $      284,500    $    20,821      $  39,302   $    78,522
         25        $      74,713    $  293,125        $  293,125      $      293,125    $    23,707      $  55,292   $   139,370
         30        $      100,616   $  301,750        $  301,750      $      415,384    $    23,757      $  73,197   $   240,106
         35        $      132,132   $  310,375        $  310,375      $      623,532    $    19,990      $  92,990   $   404,891
         40        $      170,476   $  319,000        $  319,000      $      935,399    $     9,208      $ 113,235   $   672,949
         45        $      217,127   $        0(2)     $  327,625(2)   $    1,417,028    $         0(2)   $ 131,745(2)$ 1,107,054


       (1)   Assumes no Contract Loan has been made.

       (2) Based on a gross return of 0%, the Contract would go into default in policy year 43, unless an additional premium payment was made.

             Based on a gross return of 6%, the Contract would go into default in policy year 65, unless an additional premium payment was made.


  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner prevaling interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T9

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                   TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING MAXIMUM CHARGES

                                                      Death Benefit (1)                               Surrender Value (1)
                                  --------------------------------------------------------------------------------------------------
                                           Assuming Hypothetical Gross (and Net)            Assuming Hypothetical Gross (and Net)
                    Premiums                    Annual Investment Return of                      Annual Investment Return of
        End Of     Accumulated    --------------------------------------------------------------------------------------------------
        Policy   at 4% Interest       0% Gross         6% Gross         12% Gross         0% Gross        6% Gross      12% Gross
         Year       Per Year        (-1.29% Net)      (4.71% Net)     (10.71% Net)      (-1.29% Net)    (4.71% Net)   (10.71% Net)
      ---------  --------------   --------------------------------------------------  --------------- -------------- ---------------
          1      $     1,794      $     251,725    $     251,725    $    251,725      $        0      $        0     $         0
          2      $     3,660      $     253,450    $     253,450    $    253,450      $        0      $        0     $         0
          3      $     5,600      $     255,175    $     255,175    $    255,175      $        0      $        0     $       140
          4      $     7,618      $     256,900    $     256,900    $    256,900      $      225      $      605     $     1,042
          5      $     9,717      $     258,625    $     258,625    $    258,625      $      776      $    1,323     $     1,981
          6      $    11,900      $     260,350    $     260,350    $    260,350      $    1,693      $    2,450     $     3,396
          7      $    14,170      $     262,075    $     262,075    $    262,075      $    2,552      $    3,572     $     4,892
          8      $    16,530      $     263,800    $     263,800    $    263,800      $    3,351      $    4,684     $     6,475
          9      $    18,986      $     265,525    $     265,525    $    265,525      $    4,085      $    5,783     $     8,149
         10      $    21,539      $     267,250    $     267,250    $    267,250      $    4,749      $    6,860     $     9,919
         15      $    35,922      $     275,875    $     275,875    $    275,875      $    6,008      $   10,847     $    19,565
         20      $    53,422      $     284,500    $     284,500    $    284,500      $    3,952      $   12,271     $    31,843
         25      $    74,713      $           0(2) $     293,125    $    293,125      $        0(2)   $    7,794     $    46,338
         30      $   100,616      $           0    $           0(2) $    301,750      $        0      $        0(2)  $    60,874
         35      $   132,132      $           0    $           0    $    310,375      $        0      $        0     $    68,605
         40      $   170,476      $           0    $           0    $    319,000      $        0      $        0     $    50,532
         45      $   217,127      $           0    $           0    $          0(2)   $        0      $        0     $         0(2)

      (1)  Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 24, unless an additional premium payment was made.
           Based on a gross return of 6%, the Contract would go into default in policy year 28, unless an additional premium payment was made.
           Based on a gross return of 12%, the Contract would go into default in policy year 44, unless an additional premium payment was made.

 The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T10

Contract Loans

You may borrow from Pruco Life of New Jersey an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of
(1) 90% of the portion of the cash value attributable to the variable investment options, and (2) the balance of the cash value. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is $500.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.10%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. See Lapse and Reinstatement, page 29. If the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges and you fail to keep the Contract in-force, the amount of unpaid Contract debt will be treated as a distribution which may be taxable. See Tax Treatment of Contract Benefits, page 34.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account and/or the fixed-rate option, as applicable. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the value in each variable investment option and the fixed-rate option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 4%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 0.10%.

A loan will not cause the Contract to lapse as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment of Contract Benefits, page 34.

Any Contract debt will directly reduce a Contract's cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own qualified tax adviser for complete information and advice.

Treatment as Life Insurance. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract's investments. For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of death benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's death benefit may increase as the Contract Fund value increases. The death benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable attained age factor. A listing of attained age factors can be found on your Contract data pages.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the death benefit. In addition, there is a minimum ratio of death benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation test. Therefore, the death benefit required under this test is generally lower than that of the Cash Value Accumulation test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured's age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. You should consult your own qualified tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

     . you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract,

     . the Contract's death benefit will be income tax free to your beneficiary.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death Distributions. The tax treatment of any distribution you receive before the insured's death depends on whether the Contract is classified as a Modified Endowment Contract.

   Contracts Not Classified as Modified Endowment Contracts.

     . If you surrender the Contract or allow it to lapse, you will be taxed on the amount you receive in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash surrender value used to repay Contract debt. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

     . Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

     . Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

     . Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Pruco Life of New Jersey would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

   Modified Endowment Contracts.

     . The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract. You should first consult a qualified tax adviser and your Pruco Life of New Jersey representative if you are contemplating any of these steps.

     . If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

     . Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

     . All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

Withholding. You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

Other General Contract Provisions

Assignment. This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life of New Jersey's consent. Pruco Life of New Jersey assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at a Home Office.

Beneficiary. You designate and name your beneficiary in the application. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the insured die with no surviving beneficiary, the insured's estate will become the beneficiary.

Incontestability. We will not contest the Contract after it has been in-force during the insured's lifetime for two years from the issue date except when any change is made in the Contract that requires Pruco Life of New Jersey's approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of the insured.

Misstatement of Age or Sex. If the insured's stated age or sex or both are incorrect in the Contract, Pruco Life of New Jersey will adjust the death benefits payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

Settlement Options. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Pruco Life of New Jersey representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion. Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life of New Jersey will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

Substitution of Series Fund Shares

Although Pruco Life of New Jersey believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Series Fund may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Pruco Life of New Jersey may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of any such substitution.

Reports to Contract Owners

Once each year, Pruco Life of New Jersey will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Series Fund showing the financial condition of the portfolios and the investments held in each portfolio.

Sale of the Contract and Sales Commissions

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. For Contracts issued on an unrated insured below age 56, the Commissionable Target Premium is generally equal to what the Target Premium would be for a Type A Contract if the insured was either in the Nonsmoker or Smoker rating class, and there were no extra risk charges or riders on the Contract. For Contracts issued on an unrated insured below age 56 in a more favorable rating class, the Commissionable Target Premium will be greater than the Target Premium, if there are no extra risk charges or riders on the Contract. For Contracts issued on insureds age 56 or greater or with substandard ratings, the Commissionable Target Premium will generally be less than the Target Premium. See Premiums, page 20.

Generally, representatives will receive a commission of no more than: (1) 50% of the premiums received in the first year on premiums up to the Commissionable Target Premium; (2) 4% of premiums received in years two through 10 on premiums up to the Commissionable Target Premium; and (3) 2% on premiums received in the first 10 years in excess of the Commissionable Target Premium. If the basic insurance amount is increased, representatives will generally receive a commission of no more than: (1) 50% of the premiums received up to the Commissionable Target Premium for the increase received in the first year; (2) 4% of the premiums received up to the Commissionable Target Premium for years two through 10; and (3) 2% on other premiums received for the increase. Moreover, trail commissions of up to 0.0625% of the Contract Fund as of the end of each calendar quarter may be paid. Representatives with less than four years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

State Regulation

Pruco Life of New Jersey is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Experts

The financial statements of Pruco Life of New Jersey as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the financial statements of the Account as of December 31, 1999 and for each of the three years in the period then ended included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this prospectus have been examined by Nancy D. Davis, MAAA, FSA, Vice President and Actuary of Prudential, whose opinion is filed as an exhibit to the registration statement.

Litigation and Regulatory Proceedings

We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal and regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.

Beginning in 1995, regulatory authorities and customers brought significant regulatory actions and civil litigation against Pruco Life of New Jersey and Prudential involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries, including Pruco Life of New Jersey, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied.

As of December 31, 2000, Prudential and/or Pruco Life of New Jersey remained a party to approximately 109 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies issued in the United States between 1982 and 1995. Some of these cases seek substantial damages while other seek unspecified compensatory, punitive or treble damages. It is possible that substantial punitive damages might be awarded in one or more of these cases. Additional suits may also be filed by other individuals who "opted out" of the settlements.

Prudential has indemnified Pruco Life of New Jersey for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.]

As of December 31, 2000 Prudential has paid or reserved for payment $4.405 billion before tax, equivalent to $2.850 billion after tax to provide for remediation costs, and additional sales practices costs including related administrative costs, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against Prudential separately, and other fees and expenses associated with the resolution of sales practices issues.

Additional Information

Pruco Life of New Jersey has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephoning (800) SEC-0330, upon payment of a prescribed fee.

Further information may also be obtained from Pruco Life of New Jersey. Its address and telephone number are set forth on the inside front cover of this prospectus.

Financial Statements

The financial statements of the Account should be distinguished from the financial statements of Pruco Life of New Jersey, which should be considered only as bearing upon the ability of Pruco Life of New Jersey to meet its obligations under the Contracts.

                            DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life of New Jersey, listed with their principal occupations during the past five years, are shown below.

                     DIRECTORS OF PRUCO LIFE OF NEW JERSEY

JAMES J. AVERY, JR., Chairman and Director - President, Prudential Individual Life Insurance since 1998; 1997 to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group; prior to 1997: President, Prudential Select.

IRA J. KLEINMAN, Director - Executive Vice President, Prudential International Insurance Group since 1997; prior to 1997: Chief Marketing and Product Development Officer, Prudential Individual Insurance Group.

ESTHER H. MILNES, President and Director - Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group.

DAVID R. ODENATH, JR., Director - President, Prudential Investments since 1999; prior to 1999: Senior Vice President and Director of Sales, Investment Consulting Group, PaineWebber.

I. EDWARD PRICE, Vice Chairman and Director - Senior Vice President and Actuary, Prudential Individual Life Insurance since 1998; prior to 1998: Senior Vice President and Actuary, Prudential Individual Insurance Group.

                        OFFICERS WHO ARE NOT DIRECTORS

C. EDWARD CHAPLIN, Treasurer - Senior Vice President and Treasurer, Prudential since 2000; prior to 2000: Vice President and Treasurer, Prudential.

JAMES C. DROZANOWSKI, Senior Vice President - Vice President, Operations and Systems, Prudential Individual Financial Services since 1998; 1996 to 1998: Vice President and Operations Executive, Prudential Individual Insurance Group; prior to 1996: President, Credit Card Division, Chase Manhattan Bank.

THOMAS F. HIGGINS, Senior Vice President - Vice President, Annuity Services, Prudential Individual Financial Services since 1999; 1998 to 1999: Vice President, Mutual Funds, Prudential Individual Financial Services; prior to 1998: Principal, Mutual Fund Operations, The Vanguard Group.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary - Chief Counsel, Variable Products, Prudential Law Department.

SHIRLEY H. SHAO, Senior Vice President and Chief Actuary - Vice President and Associate Actuary, Prudential since 1996.

WILLIAM J. ECKERT, IV, Vice President and Chief Accounting Officer - Vice President and IFS Controller, Enterprise Financial Management, Prudential since 2000; 1999 to 2000: Vice President and Individual Life Controller, Enterprise Financial Management, Prudential; 1997 to 1999: Vice President, Accounting, Enterprise Financial Management; prior to 1997: Vice President, Accounting, External Financial Reporting.

The business address of all directors and officers of Pruco Life of New Jersey is 213 Washington Street, Newark, New Jersey 07102-2992.

Pruco Life of New Jersey directors and officers are elected annually.

                             FINANCIAL STATEMENTS OF
                    THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF
              PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF NET ASSETS (unaudited)
September 30, 2000

                                                                                      SUBACCOUNTS
                                                  ----------------------------------------------------------------------------------
                                                     Money      Diversified                  High Yied      Stock        Prudential
                                                     Market         Bond        Equity         Bond         Index        Jennison
                                                   Portfolio     Portfolio     Portfolio     Portfolio     Portfolio     Portfolio
                                                  ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
  Investment in The Prudential Series Fund, Inc.
    Portfolios at net asset value [Note 3] .....  $  7,332,776  $ 23,810,757  $171,715,653  $ 30,451,249  $ 96,050,033  $ 35,998,584
                                                  ------------  ------------  ------------  ------------  ------------  ------------
    Net Assets .................................  $  7,332,776  $ 23,810,757  $171,715,653  $ 30,451,249  $ 96,050,033  $ 35,998,584
                                                  ============  ============  ============  ============  ============  ============
NET ASSETS, representing:
  Equity of contract owners [Note 4] ...........  $  7,332,776  $ 23,810,757  $171,715,653  $ 30,451,249  $ 96,050,033  $ 35,998,584
                                                  ------------  ------------  ------------  ------------  ------------  ------------
                                                  $  7,332,776  $ 23,810,757  $171,715,653  $ 30,451,249  $ 96,050,033  $ 35,998,584
                                                  ============  ============  ============  ============  ============  ============


            SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH All

                                       A1

                            FINANCIAL STATEMENTS OF
                   THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF
             PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998

                                                                          SUBACCOUNTS
                                      --------------------------------------------------------------------------------------------
                                                       Money                                         Diversified
                                                       Market                                           Bond
                                                      Portfolio                                       Portfolio
                                      -------------------------------------------     --------------------------------------------
                                       01/01/2000     01/01/1999      01/01/1998      01/01/2000      01/01/1999       01/01/1998
                                          to             to              to              to              to               to
                                       09/30/2000     12/31/1999      12/31/1998      09/30/2000      12/31/1999       12/31/1998
                                      (unaudited)                                     (unaudited)
                                      -----------     -----------     -----------     -----------     -----------     ------------
INVESTMENT INCOME
  Dividend income.................... $   325,934     $   362,423     $   376,466     $   717,676     $         0     $  1,518,983
                                      -----------     -----------     -----------     -----------     -----------     ------------
EXPENSES
  Charges to contract owners for
    assuming mortality risk and
    expense risk [Note 5A]...........      32,679          44,562          43,083         102,830         144,104          147,669
  Reimbursement for excess expenses
    [Note 5D]........................      (1,445)         (1,825)         (1,102)         (5,449)         (6,334)          (5,945)
                                      -----------     -----------     -----------     -----------     -----------     ------------
NET EXPENSES.........................      31,234          42,737          41,981          97,381         137,770          141,724
                                      -----------     -----------     -----------     -----------     -----------     ------------
NET INVESTMENT INCOME (LOSS).........     294,700         319,686         334,485         620,295        (137,770)       1,377,259
                                      -----------     -----------     -----------     -----------     -----------     ------------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions
      received.......................           0               0               0           2,919          67,535           88,872
    Realized gain (loss) on shares
      redeemed.......................           0               0               0          41,901          41,756           65,294
    Net change in unrealized gain
      (loss) on investments..........           0               0               0         630,965        (295,317)          22,951
                                      -----------     -----------     -----------     -----------     -----------     ------------
NET GAIN (LOSS) ON INVESTMENTS.......           0               0               0         675,785        (186,026)         177,117
                                      -----------     -----------     -----------     -----------     -----------     ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS......................... $   294,700     $   319,686     $   334,485     $ 1,296,080     $  (323,796)    $  1,554,376
                                      ===========     ===========     ===========     ===========     ===========     ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A11


                                                SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------------------
                                                     High Yeild                                Stock
               Equity                                   Bond                                   Index
              Portfolio                               Portfolio                               Portfolio
--------------------------------------     ------------------------------------    ------------------------------------
01/01/2000   01/01/1999    01/01/1998       01/01/2000  01/01/1999   01/01/1998    01/01/2000   01/01/1999   01/01/1998
    to           to            to              to           to           to            to           to           to
09/30/2000   12/31/1999    12/31/1998      09/30/2000   12/31/1999   12/31/1998    09/30/2000   12/31/1999   12/31/1998
(unaudited)                                (unaudited)                             (unaudited)
-----------  -----------   -----------     -----------  -----------  -----------   -----------  -----------  -----------
$ 1,871,481  $ 3,250,226   $ 3,479,231     $ 1,746,015  $    85,549  $ 1,994,015   $   355,507  $   767,914  $   540,470
-----------  -----------   -----------     -----------  -----------  -----------   -----------  -----------  -----------

    797,187    1,150,889     1,143,923         138,680      193,583       97,586       384,795      443,707      207,744

   (107,516)    (158,561)     (166,679)              0            0            0             0            0            0
-----------  -----------   -----------     -----------  -----------  -----------   -----------  -----------  -----------
    689,671      992,328       977,244         138,680      193,583       97,586       384,795      443,707      207,744
-----------  -----------   -----------     -----------  -----------  -----------   -----------  -----------  -----------
  1,181,810    2,257,898     2,501,987       1,607,335     (108,034)   1,896,429       (29,288)     324,207      332,726
-----------  -----------   -----------     -----------  -----------  -----------   -----------  -----------  -----------

  4,323,765   22,859,279    20,675,751               0            0            0        84,563      976,749    1,074,502

  5,375,334    5,681,025     4,685,572         (40,237)    (217,380)    (173,650)      456,102    4,605,818    1,754,137

 (8,539,458)  (9,060,032)  (12,015,861)     (2,417,283)   1,589,321   (2,569,803)   (2,345,075)   8,162,150   11,731,008
-----------  -----------   -----------     -----------  -----------  -----------   -----------  -----------  -----------
  1,159,641   19,480,272    13,345,462      (2,457,520)   1,371,941   (2,743,453)   (1,804,410)  13,744,717   14,559,647
-----------  -----------   -----------     -----------  -----------  -----------   -----------  -----------  -----------

$ 2,341,451  $21,738,170   $15,847,449     $  (850,185) $ 1,263,907  $  (847,024)  $(1,833,698) $14,068,924  $14,892,373
===========  ===========   ===========     ===========  ===========  ===========   ===========  ===========  ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A11

                                      A3

                            FINANCIAL STATEMENTS OF
                   THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF
             PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998

                                                                                            SUBACCOUNTS
                                                                       ------------------------------------------------
                                                                                            Prudential
                                                                                             Jennison
                                                                                             Portfolio
                                                                       ------------------------------------------------
                                                                         01/01/2000        01/01/1999       01/01/1998
                                                                             to                to               to
                                                                         09/30/2000        12/31/1999       12/31/1998
                                                                        (unaudited)
                                                                       -------------    --------------    -------------
INVESTMENT INCOME
  Dividend income................................................      $       9,478    $       22,451    $      10,621
                                                                       -------------    --------------    -------------
EXPENSES
  Charges to contract owners for assuming mortality risk
   and expense risk [Note 5A]....................................            148,747            81,659           29,296
  Reimbursement for excess expenses [Note 5D]....................                  0                 0                0
                                                                       -------------    --------------    -------------
NET EXPENSES.....................................................            148,747            81,659           29,296
                                                                       -------------    --------------    -------------
NET INVESTMENT INCOME (LOSS).....................................           (139,269)          (59,208)         (18,675)
                                                                       -------------    --------------    -------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received...........................            499,627           970,020          104,664
  Realized gain (loss) on shares redeemed........................             19,431           108,823           27,074
  Net change in unrealized gain (loss) on investments............         (1,273,638)        4,732,816        1,492,381
                                                                       -------------    --------------    -------------
NET GAIN (LOSS) ON INVESTMENTS...................................           (754,580)        5,811,659        1,624,119
                                                                       -------------    --------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS..      $    (893,849)   $    5,752,451    $   1,605,444
                                                                       =============    ==============    =============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A11

                                      A4

                            FINANCIAL STATEMENTS OF
                   THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF
             PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
For the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998

                                                                                SUBACCOUNTS
                                              ----------------------------------------------------------------------------------
                                                               Money                                 Diversified
                                                               Market                                    Bond
                                                             Portfolio                                 Portfolio
                                              ---------------------------------------   ----------------------------------------
                                               01/01/2000    01/01/1999    01/01/1998    01/01/2000    01/01/1999    01/01/1998
                                                   to            to            to            to            to            to
                                               09/30/2000    12/31/1999    12/31/1998    09/30/2000    12/31/1999    12/31/1998
                                               (unaudited)                               (unaudited)
                                              ------------  ------------  ------------  ------------  ------------  ------------
OPERATIONS
  Net investment income (loss)............... $    294,700  $    319,686  $    334,485  $    620,295  $   (137,770) $  1,377,259
  Capital gains distributions received.......            0             0             0         2,919        67,535        88,872
  Realized gain (loss) on shares redeemed....            0             0             0        41,901        41,756        65,294
  Net change in unrealized gain (loss) on
    investments..............................            0             0             0       630,965      (295,317)       22,951
                                              ------------  ------------  ------------  ------------  ------------  ------------
NET INCREASE (DECREASE) IN
    NET ASSETS RESULTING FROM
    OPERATIONS...............................      294,700       319,686       334,485     1,296,080      (323,796)    1,554,376
                                              ------------  ------------  ------------  ------------  ------------  ------------
PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments................    1,035,270        18,255       362,297       699,313       485,236     1,209,116
  Policy Loans...............................     (109,110)     (182,692)     (147,149)     (622,053)     (553,832)     (529,009)
  Policy Loan Repayments and Interest........       87,208       204,337       265,406       324,532       509,659       421,496
  Surrenders, Withdrawals and Death
    Benefits.................................     (461,460)     (433,849)     (627,277)     (661,903)   (1,188,933)   (1,336,342)
  Net Transfers From (To) Other Subaccounts
    or Fixed Rate Option.....................     (767,812)      252,166       538,372      (164,667)     (351,534)      682,202
  Withdrawal and Other Charges...............     (166,696)     (231,397)     (246,028)     (398,485)     (571,355)     (621,531)
                                              ------------  ------------  ------------  ------------  ------------  ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING
  TRANSFERS..................................     (382,600)     (373,180)      145,621      (823,263)   (1,670,759)     (174,068)
NET INCREASE (DECREASE) IN NET
  ASSETS RETAINED IN THE
  ACCOUNT [Note 7]...........................            0             0       (15,018)            0             0        (2,680)
                                              ------------  ------------  ------------  ------------  ------------  ------------
TOTAL INCREASE (DECREASE) IN
  NET ASSETS.................................      (87,900)      (53,494)      465,088       472,817    (1,994,555)    1,377,628
NET ASSETS:
  Beginning of period........................    7,420,676     7,474,170     7,009,082    23,337,940    25,332,495    23,954,867
                                              ------------  ------------  ------------  ------------  ------------  ------------
  End of period.............................. $  7,332,776  $  7,420,676  $  7,474,170  $ 23,810,757  $ 23,337,940  $ 25,332,495
                                              ============  ============  ============  ============  ============  ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A11

                                      A5

                                                      SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------------------------------------
                                                        High Yield                                     Stock
                Equity                                     Bond                                        Index
               Portfolio                                 Portfolio                                   Portfolio
--------------------------------------     --------------------------------------     --------------------------------------
 01/01/2000   01/01/1999   01/01/1998       01/01/2000   01/01/1999   01/01/1998       01/01/2000   01/01/1999   01/01/1998
     to           to           to               to           to           to               to           to           to
 09/30/2000   12/31/1999   12/31/1998       09/30/2000   12/31/1999   12/31/1998       09/30/2000   12/31/1999   12/31/1998
 (unaudited)                                (unaudited)                                (unaudited)
------------ ------------ ------------     ------------ ------------ ------------     ------------ ------------ ------------
$  1,181,810 $  2,257,898 $  2,501,987     $  1,607,335 $   (108,034)$  1,896,429     $    (29,288)$    324,207 $    332,726
   4,323,765   22,859,279   20,675,751                0            0            0           84,563      976,749    1,074,502
   5,375,334    5,681,025    4,685,572          (40,237)    (217,380)    (173,650)         456,102    4,605,818    1,754,137

  (8,539,458)  (9,060,032) (12,015,861)      (2,417,283)   1,589,321   (2,569,803)      (2,345,075)  (8,162,150)  11,731,008
------------ ------------ ------------     ------------ ------------ ------------     ------------ ------------ ------------

   2,341,451   21,738,170   15,847,449         (850,185)   1,263,907     (847,024)      (1,833,698)  14,068,924   14,892,373
------------ ------------ ------------     ------------ ------------ ------------     ------------ ------------ ------------

   5,146,049      484,980    8,768,106          240,745      247,400      356,982        1,334,631      836,738     (458,592)
  (4,687,660)  (5,865,015)  (6,477,542)         (98,464)    (145,200)    (163,296)        (744,754)    (768,138)    (528,435)
   3,145,838    5,452,661    4,223,794           78,840      288,800      167,408          440,817      641,476      429,300

  (6,311,775)  (7,992,313)  (9,891,027)        (242,207)    (164,918)    (501,296)      (1,570,951)  (1,093,052)  (1,117,895)

 (18,272,014)  (3,629,986)  (1,215,581)        (560,398)  (3,734,139)  29,637,732       14,716,920   (6,699,608)  50,128,317
  (3,578,044)  (5,119,578)  (5,422,744)        (214,175)    (332,102)    (283,352)        (695,899)    (876,437)    (637,808)
------------ ------------ ------------     ------------ ------------ ------------     ------------ ------------ ------------


 (24,557,606) (16,669,251) (10,014,994)        (795,659)  (3,840,159)  29,214,178       13,480,764   (7,959,021)  47,814,887
------------ ------------ ------------     ------------ ------------ ------------     ------------ ------------ ------------

           0            0     (132,641)               0            0      (60,128)               0            0      687,255
------------ ------------ ------------     ------------ ------------ ------------     ------------ ------------ ------------

 (22,216,155)   5,068,919    5,699,814       (1,645,844)  (2,576,252)  28,307,026       11,647,066    6,109,903   63,394,515

 193,931,808  188,862,889  183,163,075       32,097,093   34,673,345    6,366,319       84,402,967   78,293,064   14,898,549
------------ ------------ ------------     ------------ ------------ ------------     ------------ ------------ ------------
$171,715,653 $193,931,808 $188,862,889     $ 30,451,249 $ 32,097,093 $ 34,673,345     $ 96,050,033 $ 84,402,967 $ 78,293,064
============ ============ ============     ============ ============ ============     ============ ============ ============



           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A11

                                      A6

                            FINANCIAL STATEMENTS OF
                   THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF
             PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998

                                                                                         SUBACCOUNTS
                                                                       ------------------------------------------------
                                                                                          Prudential
                                                                                          Jennison
                                                                                          Portfolio
                                                                       ------------------------------------------------
                                                                        01/01/2000        01/01/1999       01/01/1998
                                                                            to                to               to
                                                                        09/30/2000        12/31/1999       12/31/1998
                                                                        (unaudited)
                                                                       -------------    --------------    -------------
OPERATIONS
  Net investment income (loss).......................................  $    (139,269)   $      (59,208)   $     (18,675)
  Capital gains distributions received...............................        499,627           970,020          104,664
  Realized gain (loss) on shares redeemed............................         19,431           108,823           27,074
  Net change in unrealized gain (loss) on investments................     (1,273,638)        4,732,816        1,492,381
                                                                       -------------    --------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS......       (893,849)        5,752,451        1,605,444
                                                                       -------------    --------------    -------------
PREMIUM PAYMENTS AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments........................................        691,284           918,991          350,999
  Policy Loans.......................................................       (735,247)         (541,040)        (486,693)
  Policy Loan Repayments and Interest................................        377,155           423,520          207,729
  Surrenders, Withdrawals and Death Benefits.........................       (660,978)         (548,558)        (263,749)
  Net Transfers From (To) Other Subaccounts or Fixed Rate Option.....     12,305,657        12,249,824        2,831,858
  Withdrawal and Other Charges.......................................       (461,836)         (318,494)        (156,276)
                                                                       -------------    --------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING TRANSFERS.............................     11,516,035        12,184,243        2,783,868
                                                                       -------------    --------------    -------------
NET INCREASE (DECREASE) IN NET ASSETS RETAINED IN THE ACCOUNT
  [Note 7]...........................................................              0                 0           (7,320)
                                                                       -------------    --------------    -------------
TOTAL INCREASE (DECREASE IN NET ASSETS...............................     10,622,186        17,936,694        4,381,992
NET ASSETS:
  Beginning of period................................................     25,376,398         7,439,704        3,057,712
                                                                       -------------    --------------    -------------
  End of period......................................................  $  35,998,584    $   25,376,398    $   7,439,704
                                                                       =============    ==============    =============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A11

                                      A7

                        NOTES TO FINANCIAL STATEMENTS OF

                    THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF

              PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

                         September 30, 2000 (unaudited)


Note 1:   General

          Pruco Life of New Jersey Variable Appreciable Account (the "Account") was established on January 13, 1984 under New Jersey law as a separate investment account of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") which is a wholly-owned subsidiary of Pruco Life Insurance Company (an Arizona domiciled company) and is indirectly wholly-owned by The Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life of New Jersey's other assets. Proceeds from the purchases of Pruco Life of New Jersey Variable Appreciable Life ("VAL"), Pruco Life of New Jersey PRUvider Variable Appreciable Life ("PRUvider"), effective November 10, 1999 Pruco Life of New Jersey PruSelect III ("PSEL III"), effective May 1, 2000, Pruco Life of New Jersey Survivorship Variable Universal Life ("SVUL") and effective February 12, 2001 Pruco Life of New Jersey PruLife Custom Premier ("VUL") contracts are invested in the Account.

          The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are twenty-nine subaccounts within the Account, seventeen of which are available to PruLife Custom Premier contract owners. Each subaccount invests in its corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is a diversified open-end management investment company, and is managed by Prudential.

          Beginning February 12, 2001, the following ten additional subaccounts will be available to PruLife Custom Premier contract owners: SP Alliance Large Cap Growth Portfolio, SP Davis Venture Value Portfolio, SP Small/Mid Cap Value Portfolio, SP INVESCO Small Company Growth Portfolio, SP Aim Aggressive Growth Portfolio, SP MFS Capital Opportunities Portfolio, SP MFS Mid Cap Growth Portfolio, SP Prudential US Emerging Growth Fund, SP Alliance Technology Portfolio, and SP Deutsche International Equity Portfolio.

          New sales of the VAL product, which invests in the Account, were discontinued as of May 1, 1992. However, premium payments made by the contract owners existing at that date will continue to be received by the Account.

          At September 30, 2000, there were no balances pertaining to PruLife Custom Premier in the subaccounts investing in the Series Fund.


Note 2:   Significant Accounting Policies

          The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

          Investments--The investments in shares of the Series Fund are stated
          -----------
          at the net asset value of the respective portfolio.

          Security Transactions--Realized gains and losses on security
          ---------------------
          transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

          Distributions Received--Dividend and capital gain distributions
          ----------------------
          received are reinvested in additional shares of the Series Fund and are recorded on the ex-dividend date.

                                       A8

Note 3: Investment Information for The Pruco Life of New Jersey Variable Appreciable Account

         The net asset value per share for each portfolio of the Series Fund, the number of shares (rounded) of each portfolio held by the Account and the aggregate cost of investments in such shares at September 30, 2000 were as follows: (unaudited)

                                                  Money        Diversified                    High Yield
                                                 Market           Bond           Equity          Bond
                                               Portfolio       Portfolio        Portfolio      Portfolio
                                            --------------   -------------    -------------  -------------
Number of shares (rounded):.............           733,278       2,112,756        6,046,326      4,387,788
Net asset value per share:..............    $        10.00   $       11.27    $       28.40  $        6.94
Cost:...................................    $    7,332,776   $  22,725,864    $ 134,067,219  $  33,362,134

                                                Stock          Prudential
                                                Index          Jennison
                                               Portfolio       Portfolio
                                            --------------   -------------
Number of shares (rounded):.............         2,203,488       1,135,960
Net asset value per share:..............    $        43.59   $       31.69
Cost:...................................    $   72,429,798   $  30,538,721

Note 4:  Contract Owner Unit Information

         Outstanding contract owner units (rounded), unit values and total value of contract owner equity at September 30, 2000 were as follows:
         (unaudited)

                                                                                      SUBACCOUNTS
                                                           --------------------------------------------------------------
                                                                 Money        Diversified                    High Yield
                                                                Market           Bond           Equity          Bond
                                                              Portfolio       Portfolio        Portfolio      Portfolio
                                                           --------------   -------------    -------------  -------------
Contract Owner Units Outstanding (VAL - rounded)........        3,460,035       7,520,034       20,989,954     12,602,794
Unit Value (VAL)........................................   $      2.09387   $     3.16631    $     8.18002  $     2.41623
                                                           --------------   -------------    -------------  -------------
Contract Owner Equity (VAL).............................   $    7,244,862   $  23,810,757    $ 171,698,241  $  30,451,249
                                                           --------------   -------------    -------------  -------------
Contract Owner Units Outstanding (PRUvider - rounded)...              N/A             N/A              N/A            N/A
Unit Value (PRUvider)...................................              N/A             N/A              N/A            N/A
                                                           --------------   -------------    -------------  -------------
Contract Owner Equity (PRUvider)........................              N/A             N/A              N/A            N/A
                                                           --------------   -------------    -------------  -------------
Contract Owner Units Outstanding (PSEL III - rounded)...                0               0                0              0
Unit Value (PSEL III)...................................   $      1.05223   $     1.05453    $     1.07068  $     0.99652
                                                           --------------   -------------    -------------  -------------
Contract Owner Equity (PSEL III)........................   $            0   $           0    $           0  $           0
Contract Owner Units Outstanding (SVUL - rounded).......           86,052               0           16,588              0
Unit Value (SVUL).......................................   $      1.02164   $     1.06126    $     1.04969  $     0.99017
                                                           --------------   -------------    -------------  -------------
Contract Owner Equity (SVUL)............................   $       87,914   $           0    $      17,412  $           0
                                                           --------------   -------------    -------------  -------------
Total Contract Owner Equity.............................   $    7,332,776   $  23,810,757    $ 171,715,653  $  30,451,249
                                                           ===============  =============    =============  =============

                                                              SUBACCOUNTS (Continued)
                                                           ------------------------------
                                                                Stock         Prudential
                                                                Index          Jennison
                                                              Portfolio       Portfolio
                                                           --------------   -------------
Contract Owner Units Outstanding (VAL - rounded)........       15,771,190      10,053,158
Unit Value (VAL)........................................   $      6.08811   $     3.56822
                                                           --------------   -------------
Contract Owner Equity (VAL).............................   $   96,016,741   $  35,871,878
                                                           --------------   -------------
Contract Owner Units Outstanding (PRUvider - rounded)...              N/A             N/A
Unit Value (PRUvider)...................................              N/A             N/A
                                                           --------------   -------------
Contract Owner Equity (PRUvider)........................              N/A             N/A
                                                           --------------   -------------
Contract Owner Units Outstanding (PSEL III - rounded)...                0               0
Unit Value (PSEL III)...................................   $      1.06034   $     1.15273
                                                           --------------   -------------
Contract Owner Equity (PSEL III)........................   $            0   $           0
                                                           --------------   -------------
Contract Owner Units Outstanding (SVUL - rounded).......           33,161         131,345
Unit Value (SVUL).......................................   $      1.00395   $     0.96468
                                                           --------------   -------------
Contract Owner Equity (SVUL)............................   $       33,292   $     126,706
                                                           --------------   -------------
Total Contract Owner Equity.............................   $   96,050,033   $  35,998,584
                                                           ==============   =============


                                      A9

Note 5:   Charges and Expenses

          A.   Mortality Risk and Expense Risk Charges

               The mortality risk and expense risk charges, at an effective annual rate of up to 0.60%, 0.90%, 0.50%, 0.90% and 0.45% are applied daily against the net assets representing equity of VAL, PRUvider, PruSelect III, SVUL and VUL contract owners held in each subaccount, respectively. Mortality risk is that contract owners may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life of New Jersey. Pruco Life of New Jersey currently intends to charge only 0.25% on PruSelect III contracts but reserves the right to make the full 0.50% charge. For VUL contracts Pruco Life of New Jersey intends to charge only 0.25% but reserves the right to charge 0.45%.

          B.   Deferred Sales
               Charge

               A deferred sales charge is imposed upon surrenders of certain VAL, PRUvider, SVUL and VUL contracts to compensate Pruco Life of New Jersey for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the contract was issued. No sales charge will be imposed after the tenth year of the contract. No sales charge will be imposed on death benefits.

          C.   Partial Withdrawal Charge

               A charge is imposed by Pruco Life of New Jersey on partial withdrawals of the cash surrender value. A charge equal to the lesser of $15 or 2% and $25 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a VAL or PRUvider contract and PruSelect III, SVUL or VUL contract, respectively.

          D.   Expense Reimbursement

               The Account is reimbursed by Pruco Life of New Jersey for expenses in excess of 0.40% of the VAL product's average daily net assets incurred by the Money Market, Diversified Bond, Equity, Flexible Managed and Conservative Balanced Portfolios of the Series Fund.

          E.   Cost of Insurance and Other Related Charges

               Contract owner contributions are subject to certain deductions prior to being invested in the Account. The deductions are for
               (1) transaction costs which are deducted from each premium payment to cover premium collection and processing costs; (2) state premium taxes; (3) sales charges which are deducted in order to compensate Pruco Life of New Jersey for the cost of selling the contract. Contracts are also subject to monthly charges for the costs of administering the contract and to compensate Pruco Life of New Jersey for the guaranteed minimum death benefit risk.

Note 6:   Taxes

          Pruco Life of New Jersey is taxed as a "life insurance company" as defined by the Internal Revenue Code and the results of operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements.

Note 7:   Net Increase (Decrease) In Net Assets Retained In the Account

          The increase (decrease) in net assets retained in the Account represents the net contributions (withdrawals) of Pruco Life of New Jersey to (from) the Account. Effective October 13, 1998, Pruco Life of New Jersey no longer maintains a position in the Account. Previously, Pruco Life of New Jersey maintained a position in the Account for liquidity purposes including unit purchases and redemptions, fund share transactions and expense processing.

                                      A10

Note 8: Unit Activity

        Transactions in units (including transfers among subaccounts) for the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998 were as follows: (unaudited)

                                                 SUBACCOUNTS
                  --------------------------------------------------------------------------
                                 Money                             Diversified
                                 Market                               Bond
                               Portfolio                            Portfolio
                  ------------------------------------  ------------------------------------
                      2000        1999        1998          2000       1999       1998
                  ----------- ----------- ------------  ----------- ---------- -------------
Contract Owner
 Contributions:    1,450,029   1,394,252    1,651,137     539,601    1,817,938   3,461,354

Contract Owner
 Redemptions:     (1,594,021) (1,583,513)  (1,575,664)   (816,189)  (2,374,019) (3,523,454)

                                                 SUBACCOUNTS (Continued)
                  --------------------------------------------------------------------------
                                                                   High Yield
                                 Equity                               Bond
                                Portfolio                           Portfolio
                  ------------------------------------  ------------------------------------
                      2000        1999        1998          2000       1999        1998
                  ----------- ----------- ------------  ----------- ----------- ------------
Contract Owner
 Contributions:    1,148,923   1,053,096    4,007,348     181,582    10,923,909   33,003,985

Contract Owner
 Redemptions:     (4,194,268) (3,213,126)  (5,431,230)   (505,111)  (12,518,142) (21,070,995)

                                                 SUBACCOUNTS (Continued)
                  --------------------------------------------------------------------------
                                 Stock                             Prudential
                                 Index                              Jennison
                               Portfolio                            Portfolio
                  -------------------------------------  -----------------------------------
                      2000        1999         1998          2000       1999        1998
                  ----------- -----------  ------------  ----------- ---------- ------------
Contract Owner
 Contributions:    2,847,679   10,650,541   25,612,492    3,885,370   4,934,733   1,808,411

Contract Owner
 Redemptions:       (651,136) (12,168,789) (14,154,931)    (744,853)   (810,425)   (520,419)

Note 9: Purchases and Sales of Investments

        The aggregate costs of purchases and proceeds from sales of investments in the Series Fund for the nine months ended September 30, 2000 were as follows: (unaudited)

                                            Money         Diversified         Equity        High Yield
                                            Market           Bond              Bond            Bond
                                           Portfolio       Portfolio         Portfolio       Portfolio
                                        --------------  ---------------   ---------------  --------------
        Purchases..................     $   1,862,054   $     711,515     $     133,774    $     148,062
        Sales......................     $  (2,328,240)  $  (1,634,902)    $ (25,420,600)   $  (1,082,863)


                                             Stock        Prudential
                                             Index         Jennison
                                           Portfolio       Portfolio
                                        --------------  --------------
        Purchases..................     $  14,755,148   $  11,468,082
        Sales......................     $  (1,650,921)  $     (93,613)

                                      A11

                             FINANCIAL STATEMENTS OF
              PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF NET ASSETS
December 31, 1999


                                                                                         SUBACCOUNTS
                                                    --------------------------------------------------------------------------------
                                                        Money         Diversified                         Flexible      Conservative
                                                        Market            Bond            Equity          Managed         Balanced
                                                      Portfolio        Portfolio        Portfolio        Portfolio       Portfolio
                                                    -------------    -------------    -------------    -------------   -------------
ASSETS
  Investment in The Prudential Series Fund, Inc.
    Portfolios at net asset value [Note 3] ......   $   7,473,027    $  23,340,683    $ 193,971,356    $ 246,446,762   $ 115,373,893
  Receivable from (Payable to) Pruco
    Life of New Jersey [Note 2] .................         (52,351)          (2,743)         (39,548)           5,862          10,073
                                                    -------------    -------------    -------------    -------------   -------------
  Net Assets ....................................   $   7,420,676    $  23,337,940    $ 193,931,808    $ 246,452,624   $ 115,383,966
                                                    =============    =============    =============    =============   =============

NET ASSETS, representing:
  Equity of contract owners [Note 4) ............   $   7,420,676    $  23,337,940    $ 193,931,808    $ 246,452,624   $ 115,383,966
                                                    -------------    -------------    -------------    -------------   -------------
                                                    $   7,420,676    $  23,337,940    $ 193,931,808    $ 246,452,624   $ 115,383,966
                                                    =============    =============    =============    =============   =============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A12


                                                SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------
    High                                                                                                      Small
   Yield            Stock          Equity        Natural                      Government     Prudential   Capitalization
    Bond            Index          Income       Resources        Global        Income         Jennison        Stock
  Portfolio       Portfolio      Portfolio      Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
-------------   -------------  -------------  -------------  -------------  -------------  -------------  -------------
$ 32,097,556    $ 84,394,710   $ 11,892,035   $  2,422,968   $ 84,715,059   $  1,165,465   $ 25,369,217   $ 49,035,908

        (463)          8,257          1,252          6,348         19,516             81          7,181         76,038
------------    ------------   ------------   ------------   ------------   ------------   ------------   ------------
$ 32,097,093    $ 84,402,967   $ 11,893,287   $  2,429,316   $ 84,734,575   $  1,165,546   $ 25,376,398   $ 49,111,946
============    ============   ============   ============   ============   ============   ============   ============

$ 32,097,093    $ 84,402,967   $ 11,893,287   $  2,429,316   $ 84,734,575   $  1,165,546   $ 25,376,398   $ 49,111,946
------------    ------------   ------------   ------------   ------------   ------------   ------------   ------------
$ 32,097,093    $ 84,402,967   $ 11,893,287   $  2,429,316   $ 84,734,575   $  1,165,546   $ 25,376,398   $ 49,111,946
============    ============   ============   ============   ============   ============   ============   ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A13

                             FINANCIAL STATEMENTS OF
              PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF OPERATIONS
For the years ended December 31, 1999, 1998 and 1997


                                                                                     SUBACCOUNTS
                                                  ---------------------------------------------------------------------------------

                                                               Money Market                            Diversified Bond
                                                                 Portfolio                                 Portfolio
                                                  ---------------------------------------   ---------------------------------------
                                                      1999          1998          1997          1999          1998          1997
                                                  -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME
  Dividend income ..............................  $   362,423   $   376,466   $   390,865   $         0   $ 1,518,983   $ 1,730,646
                                                  -----------   -----------   -----------   -----------   -----------   -----------

EXPENSES
  Charges to contract owners for assuming
    mortality risk and expense risk [Note 5A] ..       44,562        43,083        44,046       144,104       147,669       140,877
  Reimbursement for excess expenses
    [Note 5D] ..................................       (1,825)       (1,102)       (1,630)       (6,334)       (5,945)       (5,701)

                                                  -----------   -----------   -----------   -----------   -----------   -----------
NET EXPENSES ...................................       42,737        41,981        42,416       137,770       141,724       135,176
                                                  -----------   -----------   -----------   -----------   -----------   -----------
NET INVESTMENT INCOME (LOSS) ...................      319,686       334,485       348,449      (137,770)    1,377,259     1,595,470
                                                  -----------   -----------   -----------   -----------   -----------   -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions received .......            0             0             0        67,535        88,872       276,650
    Realized gain (loss) on shares
      redeemed .................................            0             0             0        41,756        65,294        70,032
    Net change in unrealized gain (loss)
      on investments ...........................            0             0             0      (295,317)       22,951      (154,839)

                                                  -----------   -----------   -----------   -----------   -----------   -----------
NET GAIN (LOSS) ON INVESTMENTS .................            0             0             0      (186,026)      177,117       191,843
                                                  -----------   -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ...................................  $   319,686   $   334,485   $   348,449   $  (323,796)  $ 1,554,376   $ 1,787,313
                                                  ===========   ===========   ===========   ===========   ===========   ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A14


                                                      SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------------------

                  Equity                                  Flexible Managed                         Conservative Balanced
                 Portfolio                                   Portfolio                                    Portfolio
------------------------------------------   ------------------------------------------   ------------------------------------------
    1999           1998           1997           1999           1998           1997           1999           1998          1997
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------  ------------
$  3,250,226   $  3,479,231   $  3,958,383   $     11,143   $ 10,349,173   $ 10,897,673   $  4,689,573   $  4,872,397  $  4,982,357
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------  ------------

   1,150,889      1,143,923      1,028,832      1,509,261      2,116,233      2,184,985        718,530        713,776       665,939

    (158,561)      (166,679)      (133,380)      (544,224)      (767,447)      (793,096)      (190,933)      (183,772)     (163,989)
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------  ------------
     992,328        977,244        895,452        965,037      1,348,786      1,391,889        527,597        530,004       501,950
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------  ------------
   2,257,898      2,501,987      3,062,931       (953,894)     9,000,387      9,505,784      4,161,976      4,342,393     4,480,407
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------  ------------

  22,859,279     20,675,751      9,847,752      2,827,339     27,434,444     56,731,648        658,398      6,925,741    11,925,141

   5,681,025      4,685,572      3,605,717      1,322,321      8,721,978      2,974,960        787,439        594,578       961,056

  (9,060,032)   (12,015,861)    19,914,304     14,382,751    (22,408,120)   (11,668,757)     1,388,838        329,870    (4,407,263)
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------  ------------
  19,480,272     13,345,462     33,367,773     18,532,411     13,748,302     48,017,851      2,834,675      7,850,189     8,478,934
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------  ------------


$ 21,738,170   $ 15,847,449   $ 36,430,704   $ 17,578,517   $ 22,748,689   $ 57,523,635   $  6,996,651   $ 12,192,582  $ 12,959,341
============   ============   ============   ============   ============   ============   ============   ============  ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A15

                             FINANCIAL STATEMENTS OF
              PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF OPERATIONS
For the years ended December 31, 1999, 1998 and 1997


                                                                                        SUBACCOUNTS
                                                      ------------------------------------------------------------------------------

                                                                  High Yield Bond                           Stock Index
                                                                     Portfolio                               Portfolio
                                                      ---------------------------------------  -------------------------------------
                                                          1999          1998          1997         1999         1998         1997
                                                      -----------   -----------   -----------  -----------  -----------  -----------
INVESTMENT INCOME
  Dividend income ...............................     $    85,549   $ 1,994,015   $   568,574  $   767,914  $   540,470  $   188,173
                                                      -----------   -----------   -----------  -----------  -----------  -----------

EXPENSES
  Charges to contract owners for assuming
    mortality risk and expense risk [Note 5A] ...         193,583        97,586        35,704      443,707      207,744       73,231
  Reimbursement for excess expenses
    [Note 5D] ...................................               0             0             0            0            0            0
                                                      -----------   -----------   -----------  -----------  -----------  -----------
NET EXPENSES ....................................         193,583        97,586        35,704      443,707      207,744       73,231
                                                      -----------   -----------   -----------  -----------  -----------  -----------
NET INVESTMENT INCOME (LOSS) ....................        (108,034)    1,896,429       532,870      324,207      332,726      114,942
                                                      -----------   -----------   -----------  -----------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions received ........               0             0             0      976,749    1,074,502      412,169
    Realized gain (loss) on shares
      redeemed ..................................        (217,380)     (173,650)       32,615    4,605,818    1,754,137      260,629
    Net change in unrealized gain (loss)
      on investments ............................       1,589,321    (2,569,803)      171,940    8,162,150   11,731,008    2,468,185
                                                      -----------   -----------   -----------  -----------  -----------  -----------
NET GAIN (LOSS) ON INVESTMENTS ..................       1,371,941    (2,743,453)      204,555   13,744,717   14,559,647    3,140,983
                                                      -----------   -----------   -----------  -----------  -----------  -----------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ....................................     $ 1,263,907   $  (847,024)  $   737,425  $14,068,924  $14,892,373  $ 3,255,925
                                                      ===========   ===========   ===========  ===========  ===========  ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A16


                                                       SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------------------------------

                Equity Income                             Natural Resources                                 Global
                  Portfolio                                   Portfolio                                    Portfolio
-------------------------------------------  ------------------------------------------   -----------------------------------------
    1999            1998           1997          1999           1998           1997           1999           1998          1997
-------------   ------------   ------------  ------------   ------------   ------------   ------------   ------------  ------------
$     273,914   $    327,421   $    237,992  $     14,639   $     21,538   $     46,870   $    295,800   $    490,032  $     69,248
-------------   ------------   ------------  ------------   ------------   ------------   ------------   ------------  ------------

       71,439         74,057         53,801        12,695         15,493         51,833        411,889        140,140        31,924

            0              0              0             0              0              0              0              0             0
-------------   ------------   ------------  ------------   ------------   ------------   ------------   ------------  ------------
       71,439         74,057         53,801        12,695         15,493         51,833        411,889        140,140        31,924
-------------   ------------   ------------  ------------   ------------   ------------   ------------   ------------  ------------
      202,475        253,364        184,191         1,944          6,045         (4,963)      (116,089)       349,892        37,324
-------------   ------------   ------------  ------------   ------------   ------------   ------------   ------------  ------------

    1,332,460        721,671        998,911             0        148,927        638,495        518,662      2,640,161       352,331

      244,341        117,016         52,359       (57,207)      (134,568)     1,747,030      1,889,924         32,172        32,176

     (422,725)    (1,610,976)     1,459,574       823,662       (469,228)    (2,682,906)    25,916,670      7,149,778      (672,740)
-------------   ------------   ------------  ------------   ------------   ------------   ------------   ------------  ------------
    1,154,076       (772,289)     2,510,844       766,455       (454,869)      (297,381)    28,325,256      9,822,111      (288,233)
-------------   ------------   ------------  ------------   ------------   ------------   ------------   ------------  ------------

$   1,356,551   $   (518,925)  $  2,695,035  $    768,399   $   (448,824)  $   (302,344)  $ 28,209,167   $ 10,172,003  $   (250,909)
=============   ============   ============  ============   ============   ============   ============   ============  ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A17

                             FINANCIAL STATEMENTS OF
              PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF OPERATIONS
For the years ended December 31, 1999, 1998 and 1997


                                                                                     SUBACCOUNTS
                                                    -------------------------------------------------------------------------------


                                                               Government Income                      Prudential Jennison
                                                                   Portfolio                               Portfolio
                                                    --------------------------------------  ---------------------------------------
                                                        1999          1998         1997         1999          1990          1997
                                                    -----------   -----------  -----------  -----------   -----------   -----------
INVESTMENT INCOME
  Dividend income ................................  $         0   $    71,608  $    67,982  $    22,451   $    10,621   $     5,371
                                                    -----------   -----------  -----------  -----------   -----------   -----------

EXPENSES
  Charges to contract owners for assuming
    mortality risk and expense risk [Note 5A] ....        7,006         7,102        6,199       81,659        29,296        13,312
  Reimbursement for excess expenses
    [Note 5D] ....................................            0             0            0            0             0             0
                                                    -----------   -----------  -----------  -----------   -----------   -----------
NET EXPENSES .....................................        7,006         7,102        6,199       81,659        29,296        13,312
                                                    -----------   -----------  -----------  -----------   -----------   -----------
NET INVESTMENT INCOME (LOSS) .....................       (7,006)       64,506       61,783      (59,208)      (18,675)       (7,941)
                                                    -----------   -----------  -----------  -----------   -----------   -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions received .........            0             0            0      970,020       104,664       171,556
    Realized gain (loss) on shares
      redeemed ...................................        8,020         9,957        1,429      108,823        27,074        16,410
    Net change in unrealized gain (loss)
      on investments .............................      (42,696)       12,979       26,401    4,732,816     1,492,381       364,364
                                                    -----------   -----------  -----------  -----------   -----------   -----------
NET GAIN (LOSS) ON INVESTMENTS ...................      (34,676)       22,936       27,830    5,811,659     1,624,119       552,330
                                                    -----------   -----------  -----------  -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS .....................................  $   (41,682)  $    87,442  $    89,613  $ 5,752,451   $ 1,605,444   $   544,389
                                                    ===========   ===========  ===========  ===========   ===========   ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A18

-------------------------------------------------------

                Small Capitalization Stock
                       Portfolio
-------------------------------------------------------
    1999                  1998                  1997
-----------           -----------           -----------

$         0           $   104,052           $    24,119
-----------           -----------           -----------

    259,511                77,224                23,017

          0                     0                     0
-----------           -----------           -----------
    259,511                77,224                23,017
-----------           -----------           -----------
   (259,511)               26,828                 1,102
-----------           -----------           -----------

    906,707             1,437,423               489,979
    260,478               (67,192)               10,773
  6,174,691               954,110               160,250
-----------           -----------           -----------
  7,341,876             2,324,341               661,002
-----------           -----------           -----------

$ 7,082,365           $ 2,351,169           $   662,104
===========           ===========           ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A19

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 1999, 1998 and 1997

                                                                             SUBACCOUNTS
                                      --------------------------------------------------------------------------------------------

                                                     Money Market                                   Diversified Bond
                                                       Portfolio                                        Portfolio
                                      -------------------------------------------     --------------------------------------------
                                          1999            1998           1997             1999            1998            1997
                                      -----------     -----------     -----------     -----------     -----------     ------------
OPERATIONS
  Net investment income.............. $   319,686     $   334,485     $   348,449     $  (137,770)    $ 1,377,259     $  1,595,470
  Capital gains distributions
    received.........................           0               0               0          67,535          88,872          276,650
  Realized gain (loss) on shares
    redeemed.........................           0               0               0          41,756          65,294           70,032
  Net change in unrealized gain
    (loss) on investments............           0               0               0        (295,317)         22,951         (154,839)
                                      -----------     -----------     -----------     -----------     -----------     ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM OPERATIONS...     319,686         334,485         348,449        (323,796)      1,554,376        1,787,313
                                      -----------     -----------     -----------     -----------     -----------     ------------
PREMIUM PAYMENTS AND OTHER
  OPERATING TRANSFERS
  Contract Owner Net Payments........      18,255         362,297         505,183         485,236       1,209,116        1,404,553
  Policy Loans.......................    (182,692)       (147,149)       (409,790)       (553,832)       (529,009)        (473,054)
  Policy Loan Repayments and
    interest.........................     204,337         265,406         140,076         509,659         421,496          409,993
  Surrenders, Withdrawals and
    Death Benefits...................    (433,849)       (627,277)       (550,152)     (1,188,933)     (1,336,342)      (1,502,838)
  Net Transfers From (To) Other
    Subaccounts or Fixed Rate
    Option...........................     252,166         538,372        (156,879)       (351,534)        682,202          194,525
  Withdrawal and Other Charges.......    (231,397)       (246,028)       (301,944)       (571,355)       (621,531)        (732,626)
                                      -----------     -----------     -----------     -----------     -----------     ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  PREMIUM PAYMENTS AND OTHER
  OPERATING TRANSFERS................    (373,180)        145,621        (773,506)     (1,670,759)       (174,068)        (699,447)
                                      -----------     -----------     -----------     -----------     -----------     ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RETAINED IN THE
  ACCOUNT [Note 7]...................           0         (15,018)        (99,078)              0          (2,680)         (57,377)
                                      -----------     -----------     -----------     -----------     -----------     ------------

TOTAL INCREASE (DECREASE) IN NET
  ASSETS.............................     (53,494)        465,088        (524,135)     (1,994,555)      1,377,628        1,030,489

NET ASSETS
  Beginning of year..................   7,474,170       7,009,082       7,533,217      25,332,495      23,954,867       22,924,378
                                      -----------     -----------     -----------     -----------     -----------     ------------
  End of year........................ $ 7,420,676     $ 7,474,170     $ 7,009,082     $23,337,940     $25,332,495     $ 23,954,867
                                      ===========     ===========     ===========     ===========     ===========     ============

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A20


                                                  SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------------------------

                  Equity                              Flexible Managed                         Conservative Balanced
                Portfolio                                 Portfolio                                  Portfolio
----------------------------------------  -----------------------------------------  ----------------------------------------
    1999          1998          1997          1999          1998           1997          1999          1998          1997
------------  ------------  ------------  ------------  -------------  ------------  ------------  ------------  ------------
$  2,257,898  $  2,501,987  $  3,062,931  $   (953,894) $   9,000,387  $  9,505,784  $  4,161,976  $  4,342,393  $  4,480,407
  22,859,279    20,675,751     9,847,752     2,827,339     27,434,444    56,731,648       658,398     6,925,741    11,925,141
   5,681,025     4,685,572     3,605,717     1,322,321      8,721,978     2,974,960       787,439       594,578       961,056

  (9,060,032)  (12,015,861)   19,914,304    14,382,751    (22,408,120)  (11,688,757)    1,388,838       329,870    (4,407,263)
------------  ------------  ------------  ------------  -------------  ------------  ------------  ------------  ------------


  21,738,170    15,847,449    36,430,704    17,578,517     22,748,689    57,523,635     6,996,651    12,192,582    12,959,341
------------  ------------  ------------  ------------  -------------  ------------  ------------  ------------  ------------


     484,980     8,768,106    10,298,271     4,963,270     19,460,603    22,730,005     2,955,315     8,965,691    10,313,838
  (5,865,015)   (6,477,542)   (6,145,354)   (7,384,636)    (7,974,049)   (7,849,567)   (2,889,851)   (3,015,778)   (3,213,273)
   5,452,661     4,223,794     3,591,634     7,010,849      5,598,233     5,129,697     2,927,288     1,976,521     2,156,195

  (7,992,313)   (9,891,027)  (10,093,245)  (10,727,647)   (13,996,390)  (15,259,724)   (5,619,206)   (6,131,547)   (6,793,526)

  (3,629,986)   (1,215,581)      678,473    (4,161,991)  (144,967,979)   (2,359,588)   (2,179,539)   (1,292,182)   (1,375,131)
  (5,119,578)   (5,422,744)   (6,160,863)   (9,811,225)   (11,055,099)  (12,720,067)   (4,974,621)   (5,312,571)   (6,059,806)
------------  ------------  ------------  ------------  -------------  ------------  ------------  ------------  ------------


 (16,669,251)  (10,014,994)   (7,831,084)  (20,111,380)  (152,934,681)  (10,329,244)   (9,780,614)   (4,809,866)   (4,971,703)
------------  ------------  ------------  ------------  -------------  ------------  ------------  ------------  ------------

           0      (132,641)     (149,464)            0       (177,182)     (219,866)            0        (8,012)     (508,220)
------------  ------------  ------------  ------------  -------------  ------------  ------------  ------------  ------------

   5,068,919     5,699,814    28,450,156    (2,532,863)  (130,363,174)   46,974,525    (2,783,963)    7,374,704     7,479,418


 188,862,889   183,163,075   154,712,919   248,985,487    379,348,661   332,374,136   118,167,929   110,793,225   103,313,807
------------  ------------  ------------  ------------  -------------  ------------  ------------  ------------  ------------
$193,931,808  $188,862,889  $183,163,075  $246,452,624  $ 248,985,487  $379,348,661  $115,383,966  $118,167,929  $110,793,225
============  ============  ============  ============  =============  ============  ============  ============  ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A21

                           FINANCIAL STATEMENTS OF THE
             PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 1999, 1998 and 1997


                                                                                  SUBACCOUNTS
                                            ---------------------------------------------------------------------------------------

                                                         High Yield Bond                                Stock Index
                                                            Portfolio                                    Portfolio
                                            ------------------------------------------   ------------------------------------------
                                                1999           1998           1997           1999           1998           1997
                                            ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS
  Net investment income (loss) ...........  $   (108,034)  $  1,896,429   $    532,870   $    324,207   $    332,726   $    114,942
  Capital gains distributions received ...             0              0              0        976,749      1,074,502        412,169
  Realized gain (loss) on shares redeemed.      (217,380)      (173,650)        32,615      4,605,818      1,754,137        260,629
  Net change in unrealized gain (loss) on
    investments ..........................     1,589,321     (2,569,803)       171,940      8,162,150     11,731,008      2,468,185
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS .............................     1,263,907       (847,024)       737,425     14,068,924     14,892,373      3,255,925
                                            ------------   ------------   ------------   ------------   ------------   ------------

PREMIUM PAYMENTS AND OTHER
  OPERATING TRANSFERS
  Contract Owner Net Payments ............       247,400        356,982        469,592        836,738       (458,592)       919,468
  Policy Loans ...........................      (145,200)      (163,296)      (201,423)      (768,138)      (528,435)      (466,875)

  Policy Loan Repayments and Interest ....       288,800        167,408        118,870        641,476        429,300        254,143
  Surrenders, Withdrawals and
    Death Benefits .......................      (164,918)      (501,296)      (305,958)    (1,093,052)    (1,117,895)      (558,323)

  Net Transfers From (To) Other
    Subaccounts or Fixed Rate Option .....    (3,734,139)    29,637,732        130,175     (6,699,608)    50,128,317      2,108,397
  Deferred Sales and Other Charges .......      (332,102)      (283,352)      (265,639)      (876,437)      (637,808)      (474,579)
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  PREMIUM PAYMENTS
  AND OTHER OPERATING
  TRANSFERS ..............................    (3,840,159)    29,214,178        (54,383)    (7,959,021)    47,814,887      1,782,231
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RETAINED IN THE
  ACCOUNT [Note 7] .......................             0        (60,128)         3,000              0        687,255         22,000
                                            ------------   ------------   ------------   ------------   ------------   ------------

TOTAL INCREASE (DECREASE) IN
  NET ASSETS .............................    (2,576,252)    28,307,026        686,042      6,109,903     63,394,515      5,060,156

NET ASSETS
  Beginning of year ......................    34,673,345      6,366,319      5,680,277     78,293,064     14,898,549      9,838,393
                                            ------------   ------------   ------------   ------------   ------------   ------------
  End of year ............................  $ 32,097,093   $ 34,673,345   $  6,366,319   $ 84,402,967   $ 78,293,064   $ 14,898,549
                                            ============   ============   ============   ============   ============   ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A22


                                                  SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------------------------------

              Equity Income                           Natural Resources                              Global
                Portfolio                                 Portfolio                                Portfolio
---------------------------------------   ---------------------------------------   ---------------------------------------
    1999          1998          1997          1999          1998          1997          1999          1998          1997
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
$   202,475   $   253,364   $   184,191   $     1,944   $     6,045   $    (4,963)  $  (116,089)  $   349,892   $    37,324
  1,332,460       721,671       998,911             0       148,927       638,495       518,662     2,640,161       352,331
    244,341       117,016        52,359       (57,207)     (134,568)    1,747,080     1,889,924        32,172        32,176

   (422,725)   (1,610,976)    1,459,574       823,662      (469,228)   (2,682,906)   25,916,670     7,149,778      (672,740)
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------


  1,356,551      (518,925)    2,695,035       768,399      (448,824)     (302,344)   28,209,167    10,172,003      (250,909)
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------


     93,369       625,273       636,376       170,488       228,273       269,446    (1,977,776)     (404,538)      296,914
   (299,074)     (348,765)     (321,220)      (71,684)      (84,877)     (114,171)     (156,604)     (117,217)     (119,989)
    310,105       211,308       165,506        80,720        66,313        82,408       170,944        65,209        60,528

   (501,214)     (642,033)     (413,503)      (91,237)     (290,597)     (163,191)      (19,903)     (359,688)     (118,830)

   (548,343)    1,663,734     1,464,170      (238,572)     (615,297)   (9,107,762)   (5,578,438)   47,651,150     5,040,462
   (331,274)     (356,431)     (325,521)      (76,851)      (96,836)     (150,388)     (418,808)     (207,310)     (125,863)
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------


 (1,276,431)    1,153,086     1,205,808      (227,136)     (793,021)   (9,183,658)   (7,980,585)   46,627,606     5,033,222
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------


          0        12,012       (21,017)            0           216      (286,509)            0        99,132        37,702
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------


     80,120       646,173     3,879,826       541,263    (1,241,629)   (9,772,511)   20,228,582    56,898,741     4,820,015


 11,813,167    11,166,994     7,287,168     1,888,053     3,129,682    12,902,193    64,505,993     7,607,252     2,787,237
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
$11,893,287   $11,813,167   $11,166,994   $ 2,429,316   $ 1,888,053   $ 3,129,682   $84,734,575   $64,505,993   $ 7,607,252
===========   ===========   ===========   ===========   ===========   ===========   ===========   ===========   ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A23

                             FINANCIAL STATEMENTS OF
              PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 1999, 1998 and 1997


                                                                                  SUBACCOUNTS
                                            ---------------------------------------------------------------------------------------

                                                        Government Income                          Prudential Jennison
                                                            Portfolio                                    Portfolio
                                            ------------------------------------------   ------------------------------------------
                                                1999           1998           1997           1999           1998           1997
                                            ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS
  Net investment income (loss) ...........  $     (7,006)  $     64,506   $     61,783   $    (59,208)  $    (18,675)  $     (7,941)
  Capital gains distributions received ...             0              0              0        970,020        104,664        171,556
  Realized gain (loss) on shares redeemed.         8,020          9,957          1,429        108,823         27,074         16,410
  Net change in unrealized gain (loss) on
    investments ..........................       (42,696)        12,979         26,401      4,732,816      1,492,381        364,364
                                            ------------   ------------   ------------   ------------   ------------   ------------


NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS .............................       (41,682)        87,442         89,613      5,752,451      1,605,444        544,389
                                            ------------   ------------   ------------   ------------   ------------   ------------

PREMIUM PAYMENTS AND OTHER
  OPERATING TRANSFERS
  Contract Owner Net Payments ............        34,276         83,309         95,220        918,991        350,999        221,934
  Policy Loans ...........................       (71,671)       (35,201)       (33,563)      (541,040)      (186,693)       (95,540)
  Policy Loan Repayments and Interest ....        75,137         21,815         24,319        423,520        207,729         33,699
  Surrenders, Withdrawals and
    Death Benefits .......................       (34,096)       (89,934)       (53,713)      (548,558)      (263,749)       (53,534)
  Net Transfers From (To) Other
    Subaccounts or Fixed Rate Option .....      (202,102)       277,254         13,639     12,249,824      2,831,858        976,677
  Deferred Sales and Other Charges .......       (41,852)       (42,276)       (46,930)      (318,494)      (156,276)       (85,689)
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  PREMIUM PAYMENTS
  AND OTHER OPERATING
  TRANSFERS ..............................      (240,308)       214,967         (1,028)    12,184,243      2,783,868        997,547
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET INCREASE (DECREASE) IN
  NET ASSETS RETAINED IN THE
  ACCOUNT [Note 7] .......................             0         (2,774)       (15,772)             0         (7,320)       (34,235)
                                            ------------   ------------   ------------   ------------   ------------   ------------
TOTAL INCREASE (DECREASE) IN
  NET ASSETS .............................      (281,990)       299,635         72,813     17,936,694      4,381,992      1,507,701


NET ASSETS
  Beginning of year ......................     1,447,536      1,147,901      1,075,088      7,439,704      3,057,712      1,550,011
                                            ------------   ------------   ------------   ------------   ------------   ------------
  End of year ............................  $  1,165,546   $  1,447,536   $  1,147,901   $ 25,376,398   $  7,439,704   $  3,057,712
                                            ============   ============   ============   ============   ============   ============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A24

----------------------------------------------------------

                Small Capitalization Stock
                        Portfolio
----------------------------------------------------------
    1999                   1998                   1997
------------           ------------           ------------

$   (259,511)          $     26,828           $      1,102
     906,707              1,437,423                489,979
     260,478                (67,192)                10,773

   6,174,691                954,110                160,250
------------           ------------           ------------


   7,082,365              2,351,169                662,104
------------           ------------           ------------


    (885,497)              (128,202)               173,384
    (101,211)               (80,146)              (104,117)
     114,167                 53,994                 24,181

     (55,230)              (115,378)               (24,327)

  16,521,836             17,433,339              5,676,081
    (259,459)              (112,420)               (55,147)
------------           ------------           ------------


  15,334,606             17,051,187              5,690,055
------------           ------------           ------------


           0                (78,796)                13,962
------------           ------------           ------------


  22,416,971             19,323,560              6,366,121


  26,694,975              7,371,415              1,005,294
------------           ------------           ------------
$ 49,111,946           $ 26,694,975           $  7,371,415
============           ============           ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A26 THROUGH A31

                                      A25

                        NOTES TO FINANCIAL STATEMENTS OF
             PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

                                December 31, 1999


Note 1:   General

          Pruco Life of New Jersey Variable Appreciable Account ("the Account") was established on January 13, 1984 under New Jersey law as a separate investment account of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") which is a wholly-owned subsidiary of Pruco Life Insurance Company (an Arizona domiciled company) and is indirectly wholly-owned by The Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life of New Jersey's other assets. Proceeds from the purchases of Pruco Life of New Jersey Variable Appreciable Life ("VAL"), Pruco Life of New Jersey PRUvider Variable Appreciable Life ("PRUvider") and, effective November 10, 1999, Pruco Life of New Jersey Pruselect III ("PSEL III") contracts are invested in the Account.

          The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are eighteen subaccounts within the Account. VAL contracts offer the option to invest in thirteen of these subaccounts, each of which invests only in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is a diversified open-end management investment company, and is managed by Prudential.

          New sales of the VAL product, which invests in the Account, were discontinued as of May 1, 1992. However, premium payments made by contract owners existing at that date will continue to be received by the Account.

          At December 31, 1999, there were no balances pertaining to PruSelect III in the subaccounts investing in the Series Fund or the non-Prudential administered funds.

Note 2:   Significant Accounting Policies

          The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

          Investments--The investments in shares of the Series Fund are stated
          -----------
          at the net asset value of the respective portfolio.

          Security Transactions--Realized gains and losses on security
          ---------------------
          transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

          Distributions Received--Dividend and capital gain distributions
          ----------------------
          received are reinvested in additional shares of the Series Fund and are recorded on the ex-dividend date.

          Receivable from (Payable to) Pruco Life of New Jersey--At times, Pruco
          -----------------------------------------------------
          Life of New Jersey may owe an amount to or expect to receive an amount from the Account primarily related to processing contract owner payments, surrenders, withdrawals and death benefits. This amount is reflected in the Account's Statements of Net Assets as either a receivable from or payable to Pruco Life of New Jersey. The receivable and or payable does not have an effect on the contract owner's account or the related unit value.

                                      A26

Note 3:   Investment Information for The Prudential Series Fund, Inc. PortfolIos

          The net asset value per share for each portfolio of the Series Fund, the number of shares (rounded) of each portfolio held by the subaccounts of the Account and the aggregate cost of investments in such shares at December 31, 1999 were as follows:


                                                                          PORTFOLIOS
                                         ----------------------------------------------------------------------------
                                            Money         Diversified                      Flexible      Conservative
                                            Market           Bond           Equity         Managed         Balanced
                                         ------------    ------------    ------------    ------------    ------------

          Number of shares (rounded):         747,303       2,131,569       6,711,812      13,970,904       7,511,321
          Net asset value per share:     $      10.00    $      10.95    $      28.90    $      17.64    $      15.36
          Cost:                          $  7,473,027    $ 22,886,755    $147,783,464    $224,296,992    $106,500,171


                                                                    PORTFOLIOS (Continued)
                                         ----------------------------------------------------------------------------
                                             High
                                            Yield            Stock          Equity         Natural
                                             Bond            Index          Income        Resources         Global
                                         ------------    ------------    ------------    ------------    ------------
          Number of shares (rounded):       4,268,292       1,898,644         609,223         139,411       2,734,508
          Net asset value per share:     $       7.52    $      44.45    $      19.52    $      17.38    $      30.98
          Cost:                          $ 32,591,158    $ 58,429,400    $ 11,183,919    $  2,217,965    $ 51,938,586


                                                    PORTFOLIOS (Continued)
                                         --------------------------------------------
                                                                            Small
                                          Government      Prudential    Capitalization
                                            Income         Jennison         Stock
                                         ------------    ------------    ------------
          Number of shares (rounded):         100,906         783,242       3,017,594
          Net asset value per share:     $      11.55    $      32.39    $      16.25
          Cost:                          $  1,160,230    $ 18,635,716    $ 41,662,735


                                      A27

Note 4:   Contract Owner Unit Information

          Outstanding contract owner units (rounded), unit values and total value of contract owner equity at December 31, 1999 were as follows:


                                                                                       SUBACCOUNTS
                                                           --------------------------------------------------------------------

                                                               Money     Diversified                    Flexible   Conservative
                                                               Market        Bond         Equity        Managed      Balanced
                                                             Portfolio     Portfolio     Portfolio     Portfolio     Portfolio
                                                           ------------  ------------  ------------  ------------  ------------
          Contract Owner Units Outstanding
            (VAL rounded)...........................          3,690,079     7,796,622    24,051,887    45,581,573    25,613,699
          Unit Value (VAL)..........................       $    2.01098  $    2.99334  $    8.06306  $    5.10277  $    4.13896
                                                           ------------  ------------  ------------  ------------  ------------
          Contract Owner Equity (VAL)...............       $  7,420,676  $ 23,337,940  $193,931,808  $232,592,282  $106,014,078
                                                           ------------  ------------  ------------  ------------  ------------

          Contract Owner Units Outstanding
            (PRUvider - rounded)....................                N/A           N/A           N/A     3,960,460     3,221,133
          Unit Value (PRUvider).....................                N/A           N/A           N/A  $    3.49968  $    2.90888
                                                           ------------  ------------  ------------  ------------  ------------
          Contract Owner Equity (PRUvider)..........                N/A           N/A           N/A  $ 13,860,342  $  9,369,888
                                                           ------------  ------------  ------------  ------------  ------------
          Contract Owner Units Outstanding
            (PSEL III - rounded)....................                  0             0             0             0             0
          Unit Value (PSEL Ill).....................       $    1.00775  $    0.99424  $    1.05287  $    1.03671  $    1.02714
                                                           ------------  ------------  ------------  ------------  ------------
          Contract Owner Equity (PSEL III)..........       $          0  $          0  $          0  $          0  $          0
                                                           ------------  ------------  ------------  ------------  ------------
          Total Contract Owner Equity...............       $  7,420,676  $ 23,337,940  $193,931,808  $246,452,624  $115,383,966
                                                           ============  ============  ============  ============  ============


                                                                                 SUBACCOUNTS (Continued)
                                                           --------------------------------------------------------------------
                                                               High
                                                              Yield          Stock        Equity        Natural
                                                               Bond          Index        Income       Resources       Global
                                                             Portfolio     Portfolio     Portfolio     Portfolio     Portfolio
                                                           ------------  ------------  ------------  ------------  ------------
          Contract Owner Units Outstanding
            (VAL - rounded).........................         12,926,323    13,607,807     2,525,607       773,224    32,733,240
          Unit Value (VAL)..........................       $    2.48308  $    6.20254  $    4.70908  $    3.14180  $    2.58864
                                                           ------------  ------------  ------------  ------------  ------------
          Contract Owner Equity (VAL)...............       $ 32,097,093  $ 84,402,967  $ 11,893,287  $  2,429,316  $ 84,734,575
                                                           ------------  ------------  ------------  ------------  ------------


          Contract Owner Units Outstanding
            (PRUvider - rounded)....................                N/A           N/A           N/A           N/A           N/A
          Unit Value (PRUvider).....................                N/A           N/A           N/A           N/A           N/A
                                                           ------------  ------------  ------------  ------------  ------------
          Contract Owner Equity (PRUvider)..........                N/A           N/A           N/A           N/A           N/A
                                                           ------------  ------------  ------------  ------------  ------------
          Contract Owner Units Outstanding
            (PSEL III - rounded)....................                  0             0             0           N/A             0
          Unit Value (PSEL. III)....................       $    1.02134  $    1.07712  $    1.07537  $        N/A  $    1.20743
                                                           ------------  ------------  ------------  ------------  ------------
          Contract Owner Equity (PSEL III)..........       $          0  $          0  $          0  $        N/A  $          0
                                                           ------------  ------------  ------------  ------------  ------------
          Total Contract Owner Equity...............       $ 32,097,093  $ 84,402,967  $ 11,893,287  $  2,429,316  $ 84,734,575
                                                           ============  ============  ============  ============  ============


                                                                    SUBACCOUNTS (Continued)
                                                           ------------------------------------------
                                                                                            Small
                                                            Government    Prudential   Capitalization
                                                              Income       Jennison         Stock
                                                             Portfolio     Portfolio      Portfolio
                                                           ------------  ------------  --------------

          Contract Owner Units Outstanding
            (VAL - rounded).........................            560,985     7,043,717      25,114,648
                                                           ------------  ------------  --------------
          Unit Value (VAL)..........................       $    2.07768  $    3.60270  $      1.95551
                                                           ------------  ------------  --------------
          Contract Owner Equity (VAL)...............       $  1,165,546  $ 25,376,398  $   49,111,946
                                                           ------------  ------------  --------------


          Contract Owner Units Outstanding
            (PRUvider rounded)......................                N/A           N/A            N/A
          Unit Value (PRUvider).....................                N/A           N/A            N/A
                                                           ------------  ------------  --------------
          Contract Owner Equity (PRUvider)..........                N/A           N/A            N/A
                                                           ------------  ------------  --------------
          Contract Owner Units Outstanding
            (PSEL III rounded)......................                N/A             0             N/A
          Unit Value (PSEL III).....................       $        N/A  $    1.16040  $          N/A
                                                           ------------  ------------  --------------
          Contract Owner Equity (PSEL III)..........       $        N/A  $          0  $          N/A
                                                           ------------  ------------  --------------
          Total Contract Owner Equity...............       $  1,165,546  $ 25,376,398  $   49,111,946
                                                           ============  ============  ==============


                                      A28

Note 5: Charges and Expenses

          A.   Mortality Risk and Expense Risk Charges

               The mortality risk and expense risk charges, at an effective annual rate of 0.60%, 0.90% and 0.20%, are applied daily against the net assets representing equity of VAL, PRUvider and PruSelect III contract owners held in each subaccount, respectively. Mortality risk is that contract owners may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life of New Jersey.

          B.   Deferred Sales Charge

               A deferred sales charge is imposed upon surrenders of certain VAL and PRUvider variable life insurance contracts to compensate Pruco Life of New Jersey for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the contract was issued. No sales charge will be imposed after the tenth year of the contract. No sales charge will be imposed on death benefits.

          C.   Partial Withdrawal Charge

               A charge is imposed by Pruco Life of New Jersey on partial withdrawals of the cash surrender value. A charge equal to the lesser of $15 or 2% and $25 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a VAL or PRUvider contract and PruSelect III contract, respectively.

          D.   Expense Reimbursement

               The Account is reimbursed by Pruco Life of New Jersey for expenses in excess of 0.40% of the VAL product's average daily net assets incurred by the Money Market, Diversified Bond, Equity, Flexible Managed and Conservative Balanced Portfolios of the Series Fund.

          E.   Cost of Insurance and Other Related Charges

               Contract owner contributions are subject to certain deductions prior to being invested in the Account. The deductions are for
               (1) transaction costs which are deducted from each premium payment to cover premium collection and processing costs; (2) state premium taxes; (3) sales charges which are deducted in order to compensate Pruco Life of New Jersey for the cost of selling the contract. Contracts are also subject to monthly charges for the costs of administering the contract and to compensate Pruco Life of New Jersey for the guaranteed minimum death benefit risk.

Note 6:   Taxes

          Pruco Life of New Jersey is taxed as a "life insurance company" as defined bythe Internal Revenue Code and the results of operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements.

                                      A26

Note 7:   Net Increase (Decrease) in Net Assets Retained in the Account

          The increase (decrease) in net assets retained in the Account represents the net contributions (withdrawals) of Pruco Life of New Jersey to (from) the Account. Effective October 13, 1998 Pruco Life of New Jersey no longer maintains a position in the account. Previously, Pruco Life of New Jersey maintained a position in the Account for liquidity purposes including unit purchases and redemptions, fund share transactions and expense processing.

Note 8:   Unit Activity

          Transactions in units (including transfers among subaccounts), for the years ended December 31, 1999, 1998 and 1997 were as follows:

                                                                   SUBACCOUNTS
                           ---------------------------------------------------------------------------------------------------

                                              Money                                              Diversified
                                              Market                                                Bond
                                             Portfolio                                            Portfolio
                           ---------------------------------------------     -------------------------------------------------
                                1999           1998            1997                1999             1998            1997
                           -------------- -------------- ---------------     ---------------- ---------------- ---------------
Contract Owner:
 Contributions:               1,394,252      1,651,137       1,852,551           1,817,938        3,461,354         957,470

Contract Owner:
   Redemptions:              (1,583,513)    (1,575,664)     (2,279,240)         (2,374,019)      (3,523,454)     (1,208,781)

                                                                   SUBACCOUNTS (continued)
                           ---------------------------------------------------------------------------------------------------

                                                                                                  Flexible
                                              Equity                                               Managed
                                             Portfolio                                            Portfolio
                           ---------------------------------------------     -------------------------------------------------
                                1999           1998            1997                1999             1998            1997
                           -------------- -------------- ---------------     ---------------- ---------------- ---------------
Contract Owner:
 Contributions:               1,053,096      4,007,348       2,872,723           2,928,417       16,398,289       7,728,571

Contract Owner:
   Redemptions:              (3,213,126)    (5,431,230)     (4,155,330)         (6,981,728)     (51,572,419)    (10,193,317)

                                                                   SUBACCOUNTS (continued)
                           ---------------------------------------------------------------------------------------------------

                                           Conservative                                          High Yield
                                             Balanced                                               Bond
                                             Portfolio                                           Portfolio
                           ---------------------------------------------     -------------------------------------------------
                                1999           1998            1997                1999             1998            1997
                           -------------- -------------- ---------------     ---------------- ---------------- ---------------
Contract Owner:
 Contributions:               2,742,649      3,568,780       4,308,577          10,923,909       33,003,985         415,705

Contract Owner:
   Redemptions:              (5,207,302)    (4,841,159)     (5,775,601)        (12,518,142)     (21,070,995)       (440,795)

                                                                   SUBACCOUNTS (continued)
                           ---------------------------------------------------------------------------------------------------

                                               Stock                                              Equity
                                               Index                                              Income
                                             Portfolio                                           Portfolio
                           ---------------------------------------------     -------------------------------------------------
                                1999           1998            1997                1999             1998            1997
                           -------------- -------------- ---------------     ---------------- ---------------- ---------------
Contract Owner:
 Contributions:              10,650,541     25,612,492       1,448,957             214,150          724,545         651,898

Contract Owner:
   Redemptions:             (12,168,789)   (14,154,931)       (982,534)           (494,521)        (492,449)       (352,895)

                                                                   SUBACCOUNTS (continued)
                           ---------------------------------------------------------------------------------------------------

                                              Natural
                                             Resources                                            Global
                                             Portfolio                                           Portfolio
                           ---------------------------------------------     -------------------------------------------------
                                1999           1998            1997                1999             1998            1997
                           -------------- -------------- ---------------     ---------------- ---------------- ---------------
Contract Owner:
 Contributions:                 152,344        172,330         349,998          31,717,854       84,626,033       3,871,182

Contract Owner:
   Redemptions:                (251,204)      (490,320)     (3,470,654)        (35,712,959)     (53,280,086)       (575,706)

                                      A30

                                                                        SUBACCOUNTS (Continued)
                                    ---------------------------------------------------------------------------------------
                                                    Government                                      Prudential
                                                      Income                                         Jennison
                                                    Portfolio                                       Portfolio
                                    --------------------------------------------   ----------------------------------------
                                          1999         1998         1997                1999         1998         1997
                                    ------------- ------------- ----------------   ------------- ------------- ------------
Contract Owner
  Contributions:                         144,899       265,519       122,074          4,934,733     1,808,411    862,419

Contract Owner
  Redemptions:                          (257,810)     (169,863)     (126,446)          (810,425)     (520,419)  (284,443)


                                                SUBACCOUNTS (Continued)
                                    -------------------------------------------
                                                       Small
                                                   Capitalization
                                                       Stock
                                                     Portfolio
                                    -------------------------------------------
                                        1999           1998          1997
                                    ------------- -------------- --------------
Contract Owner
  Contributions:                      24,413,256     30,167,243     3,736,657
Contract Owner
  Redemptions:                       (14,590,716)   (19,034,719)     (264,851)

Note 9: Purchases and Sales of Investments

        The aggregate costs of purchases and proceeds from sales of investments in the Series Fund for the year ended December 31, 1999 were as follows:

                                                                         PORTFOLIOS
                                         -------------------------------------------------------------------------------
                                               Money       Diversified                   Flexible       Conservative
                                               Market          Bond         Equity       Managed          Balanced
                                         ---------------- -------------- -------------- ------------- ------------------
Purchases ...........................    $     2,157,046  $     285,296  $     343,856  $  1,048,953  $         583,087
Sales ...............................    $    (2,520,512) $  (2,091,082) $ (17,965,888) $(22,131,232) $     (10,901,371)


                                                                   PORTFOLIOS (Continued)
                                         -------------------------------------------------------------------------------
                                             High Yield       Stock         Equity         Natural
                                                Bond          Index         Income        Resources         Global
                                         ---------------- -------------- -------------- ------------- ------------------
Purchases ..........................     $       780,770  $   9,032,528  $     401,468  $    256,013  $         701,472
Sales ..............................     $    (4,814,050) $ (17,443,512) $  (1,750,590) $   (502,192) $      (9,113,462)


                                                   PORTFOLIOS (Continued)
                                         ---------------------------------------------
                                                                             Small
                                          Government      Prudential    Capitalization
                                            Income         Jennison          Stock
                                         ------------- -------------- ----------------
Purchases ..........................     $    288,886  $  12,573,470  $    21,029,426
Sales ..............................     $   (536,282) $    (478,067) $    (6,030,370)

Note 10: Related Party Transactions

         Prudential has purchased multiple individual VAL contracts of the Account insuring the lives of certain employees. Prudential is the owner and beneficiary of the contracts. There were no net premium payments for the year ended December 31, 1999. Equity of contract owners in that subaccount at December 31, 1999 includes approximately $199.1 million owned by Prudential in the Small Capitalization Stock, High Yield Bond, Global and Stock Index Subaccounts.

                                      A31

                        Report of Independent Accountants


To the Contract Owners of the Variable Appreciable Life Subaccounts of Pruco Life of New Jersey Variable Appreciable Account and the Board of Directors of Pruco Life Insurance Company of New Jersey


In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts (Money Market Portfolio, Diversified Bond Portfolio, Equity Portfolio, Flexible Managed Portfolio, Conservative Balanced Portfolio, High Yield Bond Portfolio, Stock Index Portfolio, Equity Income Portfolio, Natural Resources Portfolio, Global Portfolio, Government Income Portfolio, Prudential Jennison Portfolio and Small Capitalization Stock Portfolio) of the Pruco Life of New Jersey Variable Appreciable Account at December 31, 1999, the results of each of their operations and the changes in each of their net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Pruco Life Insurance Company of New Jersey's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 1999, provide a reasonable basis for the opinion expressed above.






PricewaterhouseCoopers LLP
New York, New York
March 171 2000

Pruco Life Insurance Company of New Jersey

Statements of Financial Position
As of September 30, 2000 and December 31, 1999 (In Thousands)
--------------------------------------------------------------------------------


                                                                                                (Unaudited)
                                                                                                September 30,         December 31,
                                                                                                    2000                  1999
                                                                                                ------------          -----------
ASSETS
Fixed maturities
   Available for sale, at fair value (amortized cost, 2000: $632,633 and 1999: $604,223)         $   623,732          $   585,271
   Held to maturity, at amortized cost (fair value, 2000: $7,132; and 1999: $6,938)                    7,470                7,470
Policy loans                                                                                         149,991              143,815
Short-term investments                                                                                74,179               27,473
Other long-term investments                                                                            4,043                2,520
                                                                                                 -----------          -----------
        Total investments                                                                            859,415              766,549
Cash                                                                                                     758                  117
Deferred policy acquisition costs                                                                    122,261              129,184
Accrued investment income                                                                             14,527               12,492
Receivables from affiliate                                                                            20,344               16,231
Other assets                                                                                          18,139                  474
Separate Account assets                                                                            1,887,117            1,827,484
                                                                                                 -----------          -----------
TOTAL ASSETS                                                                                     $ 2,922,561          $ 2,752,531
                                                                                                 ===========          ===========

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
Policyholders' account balances                                                                  $   428,879          $   414,917
Future policy benefits and other policyholder liabilities                                            108,986              105,861
Cash collateral for loaned securities                                                                 45,876               17,900
Securities sold under agreements to repurchase                                                        16,773                 --
Income taxes payable                                                                                  32,529               27,829
Other liabilities                                                                                     31,128                7,571
Separate Account liabilities                                                                       1,887,117            1,827,484
                                                                                                 -----------          -----------
Total liabilities                                                                                $ 2,551,288          $ 2,401,562
                                                                                                 -----------          -----------
Contingencies - (See Footnote 2)
Stockholder's Equity
Common stock, $5 par value;
      400,000 shares, authorized;
      issued and outstanding at
      September 30, 2000 and December 31, 1999                                                         2,000                2,000
Paid-in-capital                                                                                      125,000              125,000
Retained earnings                                                                                    247,176              230,057
Accumulated other comprehensive loss                                                                  (2,903)              (6,088)
                                                                                                 -----------          -----------
Total stockholder's equity                                                                           371,273              350,969
                                                                                                 -----------          -----------
TOTAL LIABILITIES AND
    STOCKHOLDER'S EQUITY                                                                         $ 2,922,561          $ 2,752,531
                                                                                                 ===========          ===========


                        See Notes to Financial Statements


                                       B1

Pruco Life Insurance Company of New Jersey

Statements of Operations and Comprehensive Income (Unaudited)
Nine and Three Months Ended September 30, 2000 and 1999  (In Thousands)
--------------------------------------------------------------------------------

                                                                 Nine months ended                  Three months ended
                                                                    September 30,                      September 30,
                                                               2000              1999              2000             1999
                                                             --------          --------          --------         --------
REVENUES

Premiums                                                     $  4,284          $  5,613          $  1,009         $  2,462
Policy charges and fee income                                  41,373            38,895            13,916           12,709
Net investment income                                          40,116            37,288            13,042           12,713
Realized investment (losses) gains, net                          (493)           (2,661)            1,056             (522)
Asset management fees                                           6,416             4,876             2,231            1,626
Other income                                                      156               305                52              141
                                                             --------          --------          --------         --------

Total revenues                                                 91,852            84,316            31,306           29,129
                                                             --------          --------          --------         --------

BENEFITS AND EXPENSES

Policyholders' benefits                                        21,699            19,906             7,287            5,479
Interest credited to policyholders' account balances           14,009            14,042             4,488            5,117
General, administrative and other expenses                     29,806            33,901             8,163           12,278
                                                             --------          --------          --------         --------

Total benefits and expenses                                    65,514            67,849            19,938           22,874
                                                             --------          --------          --------         --------

Income from operations before income taxes                     26,338            16,467            11,368            6,255
                                                             --------          --------          --------         --------

Income tax provision                                            9,219             5,763             3,979            2,189
                                                             --------          --------          --------         --------

NET INCOME                                                   $ 17,119          $ 10,704          $  7,389         $  4,066
                                                             --------          --------          --------         --------

Other comprehensive income, net of tax:

  Unrealized gains (losses) on securities, net of
   reclassification adjustment                                  3,185            (5,216)            2,581           (1,237)
                                                             --------          --------          --------         --------

TOTAL COMPREHENSIVE INCOME                                   $ 20,304          $  5,488          $  9,970         $  2,829
                                                             ========          ========          ========         ========


                        See Notes to Financial Statements


                                       B2

Pruco Life Insurance Company of New Jersey

Statements of Changes in Stockholder's Equity (Unaudited)
Periods ended September 30, 2000 and December 31, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------

                                                                                                Accumulated
                                                                                                    other               Total
                                              Common           Paid-in-          Retained       comprehensive       stockholder's
                                               stock           capital           earnings       income (loss)           equity
                                             ---------         ---------         ---------         ---------          ---------
Balance, January 1, 1998                     $   2,000         $ 125,000         $ 185,437         $   2,956          $ 315,393

   Net income                                       --                --            31,823                --             31,823

   Change in net unrealized
   investment losses, net of
   net of reclassification and taxes                --                --                --            (1,363)            (1,363)
                                             ---------         ---------         ---------         ---------          ---------
Balance, December 31, 1998                   $   2,000         $ 125,000         $ 217,260         $   1,593          $ 345,853


   Net income                                       --                --            12,797                --             12,797

   Change in net unrealized
   investment losses, net of
   reclassification and taxes                       --                --                --            (7,681)            (7,681)
                                             ---------         ---------         ---------         ---------          ---------
Balance, December 31, 1999                   $   2,000         $ 125,000         $ 230,057         $  (6,088)         $ 350,969


   Net income                                       --                --            17,119                --             17,119

   Change in net unrealized
   investment gains, net of
   reclassification and taxes                       --                --                --             3,185              3,185
                                             ---------         ---------         ---------         ---------          ---------
Balance, September 30, 2000                  $   2,000         $ 125,000         $ 247,176         $  (2,903)         $ 371,273
                                             =========         =========         =========         =========          =========


                        See Notes to Financial Statements


                                       B3

Pruco Life Insurance Company of New Jersey

Statements of Cash Flows (Unaudited)
Nine Months Ended September 30, 2000 and 1999 (In Thousands)
--------------------------------------------------------------------------------

                                                                              Nine months ended,
                                                                                September 30,

                                                                              2000         1999
                                                                           ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                              $  17,119    $  10,704
   Adjustments to reconcile net income to net cash (used in) provided by operating activities:
      Policy charges and fee income                                           (7,432)      (8,630)
      Interest credited to policyholders' account balances                    14,009       14,042
      Realized investment losses, net                                            493        2,661
      Amortization and other non-cash items                                   (3,944)      12,569
      Change in:
        Future policy benefits and other policyholders' liabilities            3,125          982
        Accrued investment income                                             (2,035)        (946)
        Payable to/Receivable from affiliates, net                            (4,113)      (8,961)
        Policy loans                                                          (6,176)      (3,182)
        Deferred policy acquisition costs                                      6,923       (9,148)
        Income taxes payable                                                   4,700        2,402
        Other, net                                                             5,896        1,832
                                                                           ---------    ---------
Cash Flows From Operating Activities                                          28,565       14,325
                                                                           ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from the sale/maturity of:
      Fixed maturities:
        Available for sale                                                   357,461      637,300
   Payments for the purchase of:
      Fixed maturities:
        Available for sale                                                  (389,715)    (650,987)
        Held to maturity                                                          --       (7,470)
   Cash collateral for loaned securities, net                                 27,976      (22,474)
   Securities sold under agreements to repurchase, net                        16,773      (11,137)
     Other long-term investments                                              (1,523)      (1,320)
   Short term investments, net                                               (46,706)      47,771
                                                                           ---------    ---------
Cash Flows (Used in) Investing Activities                                    (35,734)      (8,317)
                                                                           ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholders' account balances:
      Deposits                                                               142,756      195,689
      Withdrawals                                                           (134,946)    (201,716)
                                                                           ---------    ---------
Cash Flows From (Used in) Financing Activities                                 7,810       (6,027)
                                                                           ---------    ---------
Net increase (decrease) in Cash                                                  641          (19)
Cash, beginning of year                                                          117           45
                                                                           ---------    ---------
CASH, END OF PERIOD                                                        $     758    $      26
                                                                           =========    =========


                        See Notes to Financial Statements


                                       B4

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements (Unaudited)
================================================================================

1.   BASIS OF PRESENTATION

The accompanying interim financial statements have been prepared pursuant to the rules and regulations for reporting on Form 10-Q on the basis of accounting principles generally accepted in the United States. These interim financial statements are unaudited but reflect all adjustments which, in the opinion of management, are necessary to provide a fair presentation of the results of operations and financial condition of the Pruco Life Insurance Company of New Jersey ("the Company"), for the interim periods presented. All such adjustments are of a normal recurring nature. The Company is a wholly-owned subsidiary of the Pruco Life Insurance Company ("Pruco Life") which in turn is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The results of operations for any interim period are not necessarily indicative of results for a full year. Certain amounts in the Company's prior year financial statements have been reclassified to conform to the 2000 presentation. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

2.   CONTINGENCIES

Various lawsuits against the Company have arisen in the course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought.

On October 28, 1996, the Company entered into a Stipulation of Settlement with attorneys for the plaintiffs in a consolidated class action lawsuit pending in a Multi-District Litigation proceeding in the U.S. District Court for the District of New Jersey. The class action suit involved alleged improprieties in connection with the sale, servicing and operation of permanent life insurance policies from 1982 through 1995. Pursuant to the settlement, the Company has participated in a remediation program pursuant to which relief was offered to policyowners who were misled when they purchased permanent life insurance policies in the United States from 1982 to 1995. Prudential has agreed to indemnify the Company for any liability incurred in connection with that litigation.

The balance of the Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted with precision. Management believes that any ultimate liability that could result from such litigation would not have a material adverse effect on the Company's financial position.

3.   RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential and other affiliates. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations
All of the Company's expenses are allocations or charges from Prudential or other affiliates. These expenses can be grouped into the following categories: general and administrative expenses, retail distribution expenses and asset management fees.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential to process transactions on behalf of the Company. Prudential and the Company operate under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential.

The Company is allocated estimated distribution expenses from Prudential's retail agency network for both its domestic life and annuity products. The Company has capitalized the majority of these distribution expenses as deferred policy acquisition costs ("DAC"). At April 1, 2000, Prudential and the Company agreed to revise the estimate of allocated distribution expenses to reflect a market based pricing arrangement.

The Company is charged an asset management fee by Prudential Global Asset Management ("PGAM") for managing the Separate Account investment portfolio. These fees are a component of general, administrative and other expenses.


                                       B5

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements (Unaudited)
================================================================================

3.   RELATED PARTY TRANSACTIONS (continued)

In accordance with a profit sharing agreement with Prudential, the Company receives fee income from policyholder account balances invested in the Prudential Series Funds ("PSF"). These amounts are recorded as "Asset management fees" in the Consolidated Statements of Operations.

On September 29, 2000, the Board of Directors for the Prudential Series Fund, Inc. ("PSFI") adopted resolutions to terminate the existing management agreement between PSFI and Prudential, and has appointed another subsidiary of Prudential as the fund manager for PSF. The Company is currently assessing the effect of these resolutions on its profit sharing agreement with Prudential.

Corporate Owned Life Insurance
The Company has sold a Corporate Owned Life Insurance ("COLI") policy to Prudential. The cash surrender value included in Separate Accounts was $194.4 million and $199.0 million at September 30, 2000 and December 31, 1999, respectively.

Reinsurance
The Company currently has a reinsurance agreement in place with Prudential ("the reinsurer"). The reinsurance agreement is a yearly renewable term agreement in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the periods ended September 30, 2000 and December 31, 1999.

Debt Agreements
In July 1998, the Company established a revolving line of credit facility with Prudential Funding Corporation, a wholly-owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of September 30, 2000 or December 31, 1999.


4.   RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 was amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", issued June, 1999 and by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" issued in June 2000. SFAS 133, as amended, requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS 133 does not apply to most traditional insurance contracts. However, certain hybrid contracts that contain features which may affect settlement amounts similarly to derivatives may require separate accounting for the "host contract" and the underlying "embedded derivative" provisions. The latter provisions would be accounted for as derivatives as specified by the statement.

SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a hedge of a net investment in a foreign subsidiary, the gain or loss is reported in other comprehensive income as part of the foreign currency translation adjustment. For all other derivatives not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. The Company is required to adopt this Statement, as amended, as of January 1, 2001. Adoption of SFAS 133, as amended, is not expected to have a material impact on the Company's financial position or results of operations.


                                       B6

Pruco Life Insurance Company of New Jersey

Statements of Financial Position
December 31, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------

                                                                                               1999           1998
                                                                                            -----------    -----------
ASSETS
Fixed maturities
   Available for sale, at fair value (amortized cost, 1999: $604,223; and 1998: $617,758)   $   585,271    $   622,990
   Held to maturity, at amortized cost (fair value, 1999: $6,938)                                 7,470             --
Policy loans                                                                                    143,815        139,443
Short-term investments                                                                           27,473         53,761
Other long-term investments                                                                       2,520          2,421
                                                                                            -----------    -----------
      Total investments                                                                         766,549        818,615
Cash                                                                                                117             45
Deferred policy acquisition costs                                                               129,184        113,923
Accrued investment income                                                                        12,492         12,209
Receivables from affiliate                                                                       16,231             --
Other assets                                                                                        474         15,379
Separate Account assets                                                                       1,827,484      1,450,986
                                                                                            -----------    -----------
TOTAL ASSETS                                                                                $ 2,752,531    $ 2,411,157
                                                                                            ===========    ===========

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
Policyholders' account balances                                                             $   414,917    $   414,546
Future policy benefits and other policyholder liabilities                                       105,861         89,832
Cash collateral for loaned securities                                                            17,900         34,424
Securities sold under agreements to repurchase                                                       --         27,210
Income taxes payable                                                                             27,829         25,325
Payables to affiliate                                                                                --          3,492
Other liabilities                                                                                 7,571         19,489
Separate Account liabilities                                                                  1,827,484      1,450,986
                                                                                            -----------    -----------
Total liabilities                                                                             2,401,562      2,065,304
                                                                                            -----------    -----------
Contingencies - (See Footnote 11)
Stockholder's Equity
Common stock, $5 par value;
      400,000 shares, authorized;
      issued and outstanding at
      December 31, 1999 and 1998                                                                  2,000          2,000
Paid-in-capital                                                                                 125,000        125,000
Retained earnings                                                                               230,057        217,260
Accumulated other comprehensive (loss) income                                                    (6,088)         1,593
                                                                                            -----------    -----------
Total stockholder's equity                                                                      350,969        345,853
                                                                                            -----------    -----------
TOTAL LIABILITIES AND
    STOCKHOLDER'S EQUITY                                                                    $ 2,752,531    $ 2,411,157
                                                                                            ===========    ===========


                        See Notes to Financial Statements


                                       B7

Pruco Life Insurance Company of New Jersey

Statements of Operations and Comprehensive Income
Years Ended December 31, 1999, 1998, and 1997 (In Thousands)
--------------------------------------------------------------------------------

                                                             1999         1998         1997
                                                          ---------    ---------    ---------
REVENUES

Premiums                                                  $   6,742    $   7,282    $   6,832
Policy charges and fee income                                52,714       53,152       56,687
Net investment income                                        47,600       47,032       46,324
Realized investment (losses) gains, net                      (5,013)       8,446        1,707
Asset management fees                                         7,407        5,641        5,287
Other income                                                    386          114           --
                                                          ---------    ---------    ---------

Total revenues                                              109,836      121,667      116,837
                                                          ---------    ---------    ---------

BENEFITS AND EXPENSES

Policyholders' benefits                                      26,237       30,679       39,727
Interest credited to policyholders' account balances         18,846       19,038       19,372
General, administrative and other expenses                   45,065       22,557       27,541
                                                          ---------    ---------    ---------

Total benefits and expenses                                  90,148       72,274       86,640
                                                          ---------    ---------    ---------

Income from operations before income taxes                   19,688       49,393       30,197
                                                          ---------    ---------    ---------

Income tax provision                                          6,891       17,570       10,974
                                                          ---------    ---------    ---------

NET INCOME                                                $  12,797    $  31,823    $  19,223
                                                          =========    =========    =========

Net unrealized investment (losses) gains on securities,      (7,681)      (1,363)         924
net of reclassification adjustment and taxes              ---------    ---------    ---------

TOTAL COMPREHENSIVE INCOME                                $   5,116    $  30,460    $  20,147
                                                          =========    =========    =========


                        See Notes to Financial Statements


                                       B8

Pruco Life Insurance Company of New Jersey

Statements of Changes in Stockholder's Equity
Years Ended December 31, 1999, 1998, and 1997 (In Thousands)
--------------------------------------------------------------------------------


                                                                                 Accumulated
                                                                                    other           Total
                                           Common       Paid-in-      Retained  comprehensive   stockholder's
                                           stock        capital       earnings   income (loss)     equity
                                         ---------     ---------     ---------   ------------   -------------
Balance, January 1, 1997                 $   2,000     $ 125,000     $ 166,214     $   2,032      $ 295,246

   Net income                                   --            --        19,223            --         19,223

   Change in net unrealized
   investment (losses) gains,                   --            --            --           924            924
   net of reclassification and taxes
                                         ---------     ---------     ---------     ---------      ---------
Balance, December 31, 1997                   2,000       125,000       185,437         2,956        315,393

   Net income                                   --            --        31,823            --         31,823

   Change in net unrealized
   investment (losses) gains,                   --            --            --        (1,363)        (1,363)
   net of reclassification and taxes
                                         ---------     ---------     ---------     ---------      ---------

Balance, December 31, 1998                   2,000       125,000       217,260         1,593        345,853


   Net income                                   --            --        12,797            --         12,797

   Change in net unrealized
   investment (losses) gains,                   --            --            --        (7,681)        (7,681)
   net of reclassification and taxes
                                         ---------     ---------     ---------     ---------      ---------
Balance, December 31, 1999               $   2,000     $ 125,000     $ 230,057     $  (6,088)     $ 350,969
                                         =========     =========     =========     =========      =========


                        See Notes to Financial Statements


                                       B9

Pruco Life Insurance Company of New Jersey

Statements of Cash Flows
Years Ended December 31, 1999, 1998, and 1997 (In Thousands)
--------------------------------------------------------------------------------

                                                                               1999           1998           1997
                                                                           -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                              $    12,797    $    31,823    $    19,223
   Adjustments to reconcile net income to net cash (used in) provided by operating activities:
      Policy charges and fee income                                            (11,399)        (5,180)        (7,841)
      Interest credited to policyholders' account balances                      18,846         19,038         19,372
      Realized investment losses (gains), net                                    5,013         (8,446)        (1,707)
      Amortization and other non-cash items                                     18,092          2,497           (342)
      Change in:
        Future policy benefits and other policyholders' liabilities             16,029          5,304          8,277
        Accrued investment income                                                 (283)         1,866         (1,167)
        Policy loans                                                            (4,372)       (12,137)       (13,388)
        Payable to affiliates                                                  (19,723)          (815)        (1,752)
        Deferred policy acquisition costs                                      (15,261)       (12,298)         5,340
        Income taxes payable                                                     2,504         (9,826)         9,006
        Other, net                                                               2,987         (8,954)         2,812
                                                                           -----------    -----------    -----------
Cash Flows From Operating Activities                                            25,230          2,872         37,833
                                                                           -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from the sale/maturity of:
      Fixed maturities:
        Available for sale                                                     702,380      1,001,096        645,355
   Payments for the purchase of:
      Fixed maturities:
        Available for sale                                                    (695,198)    (1,029,988)      (679,709)
        Held to maturity                                                        (7,470)            --             --
   Other long term investments, net                                                 99           (854)         1,629
   Cash collateral for loaned securities, net                                  (16,524)           761         33,663
   Securities sold under agreements to repurchase, net                         (27,210)        27,210             --
   Short term investments, net                                                  26,296         (1,297)       (35,461)
                                                                           -----------    -----------    -----------
Cash Flows Used in Investing Activities                                        (17,627)        (3,072)       (34,523)
                                                                           -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholders' account balances:
      Deposits                                                                 256,842        298,391        134,020
      Withdrawals                                                             (264,373)      (298,149)      (141,255)
                                                                           -----------    -----------    -----------
Cash Flows (Used in) From Financing Activities                                  (7,531)           242         (7,235)
                                                                           -----------    -----------    -----------
Net increase (decrease) in Cash                                                     72             42         (3,925)
Cash, beginning of year                                                             45              3          3,928
                                                                           -----------    -----------    -----------
CASH, END OF PERIOD                                                        $       117    $        45    $         3
                                                                           ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid                                                          $       480    $    27,083    $     1,896
                                                                           ===========    ===========    ===========


                        See Notes to Financial Statements


                                      B10

   Notes to Financial Statements

--------------------------------------------------------------------------------

1. BUSINESS

Pruco Life Insurance Company of New Jersey ("the Company") is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell individual life insurance, variable life insurance, variable annuities, and fixed annuities ("the Contracts") only in the states of New Jersey and New York.

The Company is a wholly owned subsidiary of Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company organized in 1971 under the laws of the state of Arizona. Pruco Life, in turn, is a wholly owned subsidiary of The Prudential Insurance Company of America (Prudential), a mutual insurance company founded in 1875 under the laws of the state of New Jersey. Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, Prudential's Board of Directors authorized management to take the preliminary steps necessary to allow Prudential to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by Prudential's Board of Directors, a public hearing, approval by two-thirds of the qualified policyholders who vote on the plan review and approval by the New Jersey Department of Banking and Insurance. Prudential's management is in the process of developing a proposed plan of demutualization, although there can be no assurance that Prudential's Board of Directors will approve such a plan. Prudential's decision whether to demutualize is not expected to have a material effect on the Company's operations.

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products, and individual annuities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company, a stock life insurance company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The Company has extensive transactions and relationships with Prudential and other affiliates, as more fully described in Footnote 13. Due to these relationships, it is possible that the terms of those transactions are not the same as those that would result from transactions among wholly unrelated parties.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, in particular deferred policy acquisition costs ("DAC") and future policy benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Investments
Fixed maturities classified as "available for sale" are carried at estimated fair value. The amortized cost of fixed maturities is written down to estimated fair value if a decline in value is considered to be other than temporary. Unrealized gains and losses on fixed maturities "available for sale" including the effect on DAC and policyholders' account balances that would result from the realization of unrealized gains and losses, net of income taxes, are included in a separate component of equity, "Accumulated other comprehensive income."

Policy loans are carried at unpaid principal balances.

Short-term investments, including highly liquid debt instruments purchased with an original maturity of twelve months or less and are carried at amortized cost, which approximates fair value.

Realized investment gains (losses), net, are computed using the specific identification method. Costs of fixed maturities are adjusted for impairments considered to be other than temporary.

Cash

Cash includes cash on hand, amounts due from banks, and money market instruments.


                                      B11

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Policy Acquisition Costs
The costs which vary with and that are related primarily to the production of new insurance business are deferred to the extent that they are deemed recoverable from future profits. Such costs include certain commissions, costs of policy issuance and underwriting, and certain variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in equity.

Policy acquisition costs related to interest-sensitive products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 15 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross profits are revised.

Securities loaned
Securities loaned are treated as financing arrangements and are recorded at the amount of cash received as collateral. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Non-cash collateral received is not reflected in the statements of financial position because the debtor typically has the right to redeem the collateral on short notice. Substantially all of the Company's securities loaned are with large brokerage firms.

Securities sold under agreements to repurchase
Securities sold under agreements to repurchase are treated as financing arrangements and are carried at the amounts at which the securities will be subsequently reacquired, including accrued interest, as specified in the respective agreements. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased is monitored and additional collateral is obtained, where appropriate, to protect against credit exposure.

Securities lending and securities repurchase agreements are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less). Securities loaned are collateralized principally by U.S. Government and mortgage-backed securities. Securities sold under repurchase agreements are collateralized principally by cash. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Separate Account Assets and Liabilities
Separate Account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders and other customers. Separate Account assets include common stocks, fixed maturities, real estate related securities, and short-term investments. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for Separate Accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income."


                                      B12

Notes to Financial Statements

--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Separate Accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders, with the exception of the Pruco Life of New Jersey Modified Guaranteed Annuity Account. The Pruco Life of New Jersey Modified Guaranteed Annuity Account is a non-unitized Separate Account, which funds the Modified Guaranteed Annuity Contract and the Market Value Adjustment Annuity Contract. Owners of the Pruco Life of New Jersey Modified Guaranteed Annuity and the Market Value Adjustment Annuity Contracts do not participate in the investment gain or loss from assets relating to such accounts. Such gain or loss is borne, in total, by the Company.

Insurance Revenue and Expense Recognition
Premiums from insurance policies are generally recognized when due. Benefits are recorded as an expense when they are incurred. For individual annuities in payout status, a liability for future policy benefits is recorded for the present value of expected future payments based on historical experience. Amounts received as payment for interest sensitive life, investment contracts and variable annuities are reported as deposits to "Policyholders' account balances." Revenues from these contracts are reflected as "Policy charges and fee income" and consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges, and surrender charges. In addition, interest earned from the investment of these account balances is reflected in "Net investment income." Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of DAC.

Asset Management Fees
The Company receives asset management fee income from Separate Account policyholder account balances invested in the Prudential Series Fund ("PSF").

Derivative Financial Instruments
Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, various financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company are futures and can be exchange-traded or contracted in the over-the-counter market. The Company uses derivative financial instruments to seek to reduce market risk from changes in interest rates and to alter interest rate or currency exposures arising from mismatches between assets and liabilities. All derivatives used by the Company are for other than trading purposes.

To qualify as a hedge, derivatives must be designated as hedges for existing assets, liabilities, firm commitments, or anticipated transactions which are identified and probable to occur, and effective in reducing the market risk to which the Company is exposed. The effectiveness of the derivatives must be evaluated at the inception of the hedge and throughout the hedge period.

When derivatives qualify as hedges, the changes in the fair value or cash flows of the derivatives and the hedged items are recognized in earnings in the same period. If the Company's use of derivatives does not meet the criteria to apply hedge accounting, the derivatives are recorded at fair value in "Other liabilities" in the Statements of Financial Position, and changes in their fair value are recognized in earnings in "Realized investment gains, net" without considering changes in the hedged assets or liabilities. Cash flows from derivative assets and liabilities are reported in the operating activities section in the Statements of Cash Flows.

Income Taxes
The Company is a member of the consolidated federal income tax return of Prudential and files separate company state and local tax returns. Pursuant to the tax allocation arrangement, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to be realized.


                                      B13

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 does not apply to most traditional insurance contracts. However, certain hybrid contracts that contain features which may affect settlement amounts similarly to derivatives may require separate accounting for the "host contract" and the underlying "embedded derivative" provisions. The latter provisions would be accounted for as derivatives as specified by the statement.

SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the foreign currency translation adjustment. For all other derivatives not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. The Company is required to adopt this Statement, as amended, as of January 1, 2001 and is currently assessing the effect of the new standard.

In October 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" ("SOP 98-7"). This statement provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

Reclassifications
Certain amounts in the prior years have been reclassified to conform to current year presentation.


                                      B14

Notes to Financial Statements

--------------------------------------------------------------------------------

3. INVESTMENTS

Fixed Maturities
The following tables provide additional information relating to fixed maturities as of December 31:


                                                                       1999
                                               -----------------------------------------------------
                                                                Gross         Gross        Estimated
                                               Amortized      Unrealized    Unrealized       Fair
                                                  Cost          Gains         Losses         Value
                                               ---------      ----------    ----------     ---------
                                                                   (In Thousands)
Fixed maturities available for sale
U.S. Treasury securities and obligations of
U.S. government corporations and agencies        $  9,489      $     --      $     63      $  9,426

Foreign government bonds                            5,000            --            68         4,932

Corporate Securities                              588,695           681        19,499       569,877

Mortgage-backed securities                          1,039            --             3         1,036
                                                 --------      --------      --------      --------

Total fixed maturities available for sale        $604,223      $    681      $ 19,633      $585,271


  Fixed Maturities held to maturity

Corporate Securities                             $  7,470            --      $    532      $  6,938
                                                 --------      --------      --------      --------

Total fixed maturities held to maturity          $  7,470      $     --      $    532      $  6,938
                                                 ========      ========      ========      ========
                                                                       1998
                                               -----------------------------------------------------
                                                                Gross         Gross        Estimated
                                               Amortized      Unrealized    Unrealized       Fair
                                                  Cost          Gains         Losses         Value
                                               ---------      ----------    ----------     ---------
                                                                   (In Thousands)
Fixed maturities available for sale
U.S. Treasury securities and obligations of
U.S. government corporations and agencies        $ 51,663      $    260      $    318      $ 51,605

Foreign government bonds                           34,744           887           236        35,395

Corporate securities                              529,844         7,273         2,633       534,484

Mortgage-backed securities                          1,507            --             1         1,506
                                                 --------      --------      --------      --------

Total fixed maturities available for sale        $617,758      $  8,420      $  3,188      $622,990
                                                 ========      ========      ========      ========


                                      B15

Notes to Financial Statements

--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

The amortized cost and estimated fair value of fixed maturities, categorized by contractual maturities at December 31, 1999, are shown below:

                                         Available for Sale           Held to Maturity
                                     --------------------------  --------------------------
                                     Amortized   Estimated Fair  Amortized   Estimated Fair
                                        Cost         Value          Cost         Value
                                     ---------   --------------  ---------   --------------
                                              (In Thousands)          (In Thousands)
Due in one year or less               $ 78,150      $ 76,922      $     --      $     --

Due after one year through five        187,710       183,686            --            --
years

Due after five years through ten       268,224       257,241         7,470         6,938
years

Due after ten years                     70,139        67,422            --            --
                                      --------      --------      --------      --------
Total                                 $604,223      $585,271      $  7,470      $  6,938
                                      ========      ========      ========      ========


Actual maturities will differ from contractual maturities because, in certain circumstances, issuers have the right to call or prepay obligations.

Proceeds from the sale of fixed maturities available for sale during 1999, 1998, and 1997 were $698.8 million, $990.7 million, and $635.4 million, respectively. Gross gains of $3.5 million, $8.8 million, and $2.9 million, and gross losses of $8.0 million, $1.8 million, and $1.2 million were realized on those sales during 1999, 1998, and 1997, respectively. Proceeds from maturities of fixed maturities available for sale during 1999, 1998, and 1997 were $3.6 million, $10.4 million, and $10.0 million, respectively. During the years ended December 31, 1999, 1998, and 1997, there were no securities classified as held to maturity that were sold.

Special Deposits

Fixed maturities of $.5 million at both December 31, 1999 and 1998 respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws.

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

                                               1999           1998           1997
                                             --------       --------       --------
                                                              (In
                                                           Thousands)
Fixed maturities - AFS & HTM                 $ 39,538       $ 39,478       $ 37,563
Policy loans                                    7,641          7,350          6,596
Short-term investments                          2,516          3,502          3,023
Other                                              60           (842)           333
                                             --------       --------       --------
Gross investment income                        49,755         49,488         47,515
Less investment expenses                       (2,155)        (2,456)        (1,191)
                                             --------       --------       --------
Net investment income                        $ 47,600       $ 47,032       $ 46,324
                                             ========       ========       ========

Realized investment gains (losses), net, including charges for other than temporary reductions in value, for the years ended December 31, were as follows:

                                               1999           1998           1997
                                             --------       --------       --------
                                                              (In
                                                           Thousands)

Realized investment gains                    $  6,436       $ 17,957       $  2,898
Realized investment losses                    (11,449)        (9,511)        (1,191)
                                             --------       --------       --------
Realized investment (losses) gains, net      $ (5,013)      $  8,446       $  1,707
                                             ========       ========       ========


                                      B16

Notes to Financial Statements

--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

Net Unrealized Investment Gains

Net unrealized investment gains on fixed maturities available for sale are included in the Statements of Financial Position as a component of "Accumulated other comprehensive income". Changes in these amounts include adjustments to avoid including in "Other comprehensive income (loss)" those items that are included as part of "net income" for a period that also had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, net of tax, are as follows:

                                                                                                              Accumulated
                                                                                                                 other
                                                                                                             comprehensive
                                                                                                              income (loss)
                                                                    Deferred                     Deferred    related to net
                                                   Unrealized        policy    Policyholders'   income tax     unrealized
                                                 gains (losses)    acquisition    Account       (liability)    investment
                                                 on investments      costs        Balances       benefit      gains (losses)
                                                 --------------    ----------- -------------    ----------    -------------
Balance, December 31, 1996                           $  4,170       $ (1,209)     $    330       $ (1,259)      $  2,032
   Net investment gains on investments
   arising during the period                            4,788                                      (1,676)         3,112

   Reclassification adjustment for (losses)
   included in net income                              (1,706)                                        597         (1,109)

   Impact of net unrealized investment (losses)
   on deferred policy acquisition costs                               (2,170)                         759         (1,411)

   Impact of net unrealized investment gains on
   policyholders' account balances                                                     519           (187)           332
                                                     --------       --------      --------       --------       --------

Balance, December 31, 1997                           $  7,252       $ (3,379)     $    849       $ (1,766)      $  2,956
   Net investment gains on investments
   arising during the period                            4,966                                      (1,662)         3,304

   Reclassification adjustment for
   (losses) included in net income                     (6,985)                                      2,338         (4,647)

   Impact of net unrealized investment (losses)
   on deferred policy acquisition costs                                 (166)                          58           (108)


   Impact of net unrealized investment gains on
   policyholders' account balances                                                     138            (50)            88
                                                     --------       --------      --------       --------       --------

Balance, December 31, 1998                           $  5,233       $ (3,545)     $    987       $ (1,082)      $  1,593
   Net investment (losses) on investments
   arising during the period                          (28,794)                                     10,366        (18,428)

   Reclassification adjustment for gains
   included in net income                               4,610                                      (1,660)         2,950

   Impact of net unrealized investment
   gains on deferred policy acquisition costs                         14,681                       (5,285)         9,396


   Impact of net unrealized investment (losses)
   on policyholders' account balances                                               (2,499)           900         (1,599)
                                                     --------       --------      --------       --------       --------
Balance, December 31, 1999                           $(18,951)      $ 11,136      $ (1,512)      $  3,239       $ (6,088)
                                                     ========       ========      ========       ========       ========


                                      B17

Notes to Financial Statements

--------------------------------------------------------------------------------

4. DEFERRED POLICY ACQUISITION COSTS

The balance of and changes in deferred policy acquisition costs for the year ended December 31, are as follows:

                                                                       1999
                                                                  -------------
                                                                  (In Thousands)

           Balance, beginning of year                               $ 113,923
           Capitalization of commissions, sales and issue expenses     13,439
           Amortization                                               (12,859)
           Change in unrealized investment losses                      14,681
                                                                    ---------

           Balance, end of year                                     $ 129,184
                                                                    =========


5. POLICYHOLDERS' LIABILITIES

Future policy benefits and other policyholder liabilities at December 31 are as follows:

                                                    1999                  1998
                                                  --------              --------
                                                          (In Thousands)

       Life insurance                             $100,686              $ 84,825
       Annuities                                     5,175                 5,007
                                                  --------              --------
                                                  $105,861              $ 89,832
                                                  ========              ========

Life insurance liabilities include reserves for death and endowment policy benefits. Annuity liabilities include reserves for immediate annuities.

The following table highlights the key assumptions generally utilized in calculating these reserves:

       Product                     Mortality                 Interest Rate              Estimation Method
-----------------------    -----------------------------    ---------------         --------------------------
   Life insurance             Generally rates                 2.5% to 7.5%          Net level premium based
                              guaranteed in calculating                             on non-forfeiture interest
                              cash surrender values                                 rate


   Individual immediate       1983 Individual Annuity         3.5% to 8.75%         Present value of expected
   annuities                  Mortality Table with                                  future payment based on
                              certain modifications                                 historical experience


Policyholders' account balances at December 31, are as follows:

                                                      1999              1998
                                                    --------          --------
                                                          (In Thousands)

       Individual annuities                         $150,687          $148,327
       Interest-sensitive life contracts             264,230           266,219
                                                    --------          --------
                                                    $414,917          $414,546
                                                    ========          ========

Policyholders' account balances for interest-sensitive life and individual annuities are equal to policy account values plus unearned premiums. The policy account values represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses, mortality charges.


                                      B18

Notes to Financial Statements

--------------------------------------------------------------------------------

5. POLICYHOLDERS' LIABILITIES (continued)

Certain contract provisions that determine the policyholder account balances are as follows:

             Product                           Interest Rate             Withdrawal/Surrender Charges
------------------------------------           -------------            ------------------------------
  Interest sensitive life contracts            4.0% to 5.4%              Various up to 10 years

  Individual annuities                         3.0% to 5.6%              0% to 8% for up to 8 years


6. REINSURANCE

The Company participates in reinsurance with Prudential in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Reinsurance ceded arrangements do not discharge the Company or the insurance subsidiaries as the primary insurer, except for cases involving a novation. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote.

Reinsurance amounts included in the Statement of Operations for the year ended December 31 are below.

                                                      1999           1998           1997
                                                    --------       --------       --------
                                                                     (In
                                                                  Thousands)
  Reinsurance premiums ceded - affiliated           $    (17)      $    (28)      $    (12)
                                                    ========       ========       ========

  Policyholders' benefits ceded                     $      0       $      0       $      0
                                                    ========       ========       ========

Reinsurance recoverables, included in "Other assets" in the Company's Statements of Financial Position, at December 31 include amounts recoverable on unpaid and paid losses and were as follows:

                                                      1999               1998
                                                    -------            -------
                                                           (In Thousands)

       Life insurance - affiliated                  $    16            $    31
                                                    =======            =======


                                      B19

Notes to Financial Statements

--------------------------------------------------------------------------------

7. INCOME TAXES

The components of income taxes for the years ended December 31, are as follows:

                                              1999           1998          1997
                                            --------       --------      --------
                                                       (In Thousands)
       Current tax expense (benefit):
       U.S.                                 $  6,769       $ 14,786      $ 12,880
       State and local                           178            523           399
                                            --------       --------      --------
       Total                                   6,947         15,309        13,279
                                            --------       --------      --------

       Deferred tax expense (benefit):
       U.S.                                      (54)         2,198        (2,305)
       State and local                            (2)            63            --
                                            --------       --------      --------
       Total                                     (56)         2,261        (2,305)
                                            --------       --------      --------

       Total income tax expense             $  6,891       $ 17,570      $ 10,974
                                            ========       ========      ========

The Company's income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes for the following reasons:

                                              1999           1998          1997
                                            --------       --------      --------
                                                       (In Thousands)

       Expected federal income tax expense  $  6,891       $ 17,288      $ 10,569
       State and local income taxes              115            381           259
       Other                                    (115)           (99)          146
                                            --------       --------      --------
       Total income tax expense             $  6,891       $ 17,570      $ 10,974
                                            ========       ========      ========

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                    1999              1998
                                                  --------          --------
                                                        (In Thousands)
       Deferred tax assets:
       Insurance reserves                         $  9,711          $ 10,016
       Net unrealized (gains) losses on              6,823            (1,884)
       securities
       Investment gains                              2,083                --
                                                  --------          --------
       Deferred tax assets                        $ 18,617          $  8,132
                                                  --------          --------

       Deferred tax liabilities:
       Deferred acquisition costs                   37,174            28,509
       Investment gains                                 --               963
       Other                                           879             2,375
                                                  --------          --------
       Deferred tax liabilities                     38,053            31,847
                                                  --------          --------

       Net deferred tax liability                 $ 19,436          $ 23,715
                                                  ========          ========

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 1999 and 1998, respectively, the Company had no federal or state operating loss carryforwards for tax purposes.


                                      B20

Notes to Financial Statements

--------------------------------------------------------------------------------

7. INCOME TAXES (continued)

The Internal Revenue Service (the "Service") has completed examinations of the consolidated federal income tax returns through 1992. The Service has begun their examination of the years 1993 through 1995.


8. EQUITY

Reconciliation of Statutory Surplus and Net Income Accounting practices used to prepare statutory financial statements for regulatory purposes differ in certain instances from GAAP. The following table reconciles the Company's statutory net income and surplus as of and for the years ended December 31, determined in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance with net income and equity determined using GAAP.

                                                                            1999           1998           1997
                                                                          --------       --------       --------
                                                                                      (In Thousands)
       Statutory net income                                               $ 20,221       $ 18,704       $ 18,306

       Adjustments to reconcile to net income on a GAAP basis:
       Amortization and capitalization of deferred acquisition costs           580         12,464         (3,170)
       Deferred premium                                                       (314)           534            198
       Insurance revenues and expenses                                         983           (808)         2,324
       Income taxes                                                           (139)        (2,973)         2,517
       Valuation of investments                                             (3,199)         5,896          1,707
       Amortization of IMR                                                  (2,089)        (2,102)        (1,850)
       Asset management fees                                                (2,050)            --             --
       Other, net                                                           (1,196)           108           (809)
                                                                          --------       --------       --------
       GAAP net income                                                    $ 12,797       $ 31,823       $ 19,223
                                                                          ========       ========       ========

                                                                   1999            1998
                                                                ---------       ---------
                                                                      (In Thousands)
       Statutory surplus                                        $ 274,437       $ 252,530

       Adjustments to reconcile to equity on a GAAP basis:
       Valuation of investments                                    (9,644)         20,799
       Deferred acquisition costs                                 129,184         113,923
       Deferred premium                                            (1,159)         (1,473)
       Insurance liabilities                                      (23,889)        (18,141)
       Income Taxes                                               (17,977)        (21,716)
       Asset management fees                                       (2,050)             --
       Other, net                                                   2,067             (69)
                                                                ---------       ---------
       GAAP stockholder's equity                                $ 350,969       $ 345,853
                                                                =========       =========


9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined using available information and valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Accordingly, such estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the fair values (for all other financial instruments presented in the table, the carrying value approximates estimated fair value).


                                      B21

Notes to Financial Statements

--------------------------------------------------------------------------------

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Fixed maturities
Estimated fair values for fixed maturities are based on quoted market prices or estimates from independent pricing services.

Policy loans
The estimated fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayments.

Investment contracts
Estimated fair values of investment contracts are derived by using the policyholder's account balance.

Derivative financial instruments
The fair value of futures is estimated based on market quotes for transactions with similar terms.

The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

                                                        1999                            1998
                                             --------------------------      --------------------------
                                              Carrying       Estimated        Carrying        Estimated
                                                Value        Fair Value         Value        Fair Value
                                             ----------      ----------      ----------      ----------
                                                                  (In Thousands)
Financial Assets:
   Fixed maturities:
       Available for sale                     $  585,271      $  585,271      $  622,990      $  622,990
       Held to maturity                            7,470           6,938              --              --
   Policy loans                                  143,815         136,990         139,443         146,504
   Short-term investments                         27,473          27,473          53,761          53,761
   Cash                                              117             117              45              45
   Separate Accounts assets                    1,827,484       1,827,484       1,450,986       1,450,986

Financial Liabilities:
   Investment contracts                       $   92,096      $   92,096      $   87,948      $   87,948
   Cash collateral for loaned securities          17,900          17,900          34,424          34,424
   Securities sold under agreements                   --              --          27,210          27,210
       to repurchase
   Separate Accounts liabilities               1,827,484       1,827,484       1,450,986       1,450,986
   Derivatives                                       597             597              --              --


10. DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

Futures
The Company uses exchange-traded Treasury futures to reduce market risks from changes in interest rates and to manage the duration of assets to better match the duration of liabilities supported by those assets. The Company enters into exchange-traded futures with regulated futures commissions merchants who are members of a trading exchange. The fair value of futures is estimated based on market quotes for a transaction with similar terms.

Under exchange-traded futures, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. Treasury futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.


                                      B22

Notes to Financial Statements

--------------------------------------------------------------------------------

10. DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (continued)

If futures meet hedge accounting criteria, changes in their fair value are deferred and recognized as an adjustment to the carrying value of the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are amortized as a yield adjustment over the remaining lives of the hedged item. Futures that do not qualify as hedges are carried at fair value with changes in value reported in current period earnings. The notional and fair value of futures contracts was $46.4 million and $(.6) million at December 31, 1999, respectively. There were no open futures contracts at December 31, 1998.

Credit Risk
The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. All of the net credit exposure for the Company from derivative contracts is with investment-grade counterparties. As of December 31, 1999 100% of the notional consisted of interest rate derivatives.

11. CONTINGENCIES

Various lawsuits against the Company have arisen in the course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought.

On October 28, 1996, the Company entered into a Stipulation of Settlement with attorneys for the plaintiffs in a consolidated class action lawsuit pending in a Multi-District Litigation proceeding in the U.S. District Court for the District of New Jersey. The class action suit involved alleged improprieties in connection with the sale, servicing and operation of permanent life insurance policies from 1982 through 1995. Pursuant to the settlement, the Company has participated in a remediation program pursuant to which relief was offered to policyowners who were misled when they purchased permanent life insurance policies in the United States from 1982 to 1995. Prudential has agreed to indemnify the Company for any liability incurred in connection with that litigation.

The balance of the Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted with precision. Management believes that any ultimate liability which could result from such litigation would not have a material adverse effect on the Company's financial position.

12. DIVIDENDS

The Company is subject to New Jersey law which requires any shareholder dividend or distribution must be filed with the New Jersey Commissioner of Insurance. Cash dividends may only be paid out of earned surplus derived from realized net profits.

13. RELATED PARTY TRANSACTIONS

Service Agreements
Prudential and the Company operate under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential. Prudential periodically reviews its methods for determining the level of administrative expenses charged to the Company. Late in 1998, Prudential revised its allocation methodology to more closely align allocations based on business processes, resulting in increased allocations from 1998 levels. Management believes that the updated methodology is reasonable and better reflects actual costs incurred by Prudential to process transactions on behalf of the Company. The net cost of these services allocated to the Company were $28.3 million, $23.5 million and $16.2 million for the years ended December 31, 1999, 1998, and 1997, respectively.

In addition, the Company received allocated distribution expenses from Prudential's retail agency network. Beginning in 1999, market based distribution transfer pricing was the basis for allocating costs to each product line that distributes products through Prudential's retail agency channels. A majority of these distribution expenses have been capitalized by the Company as DAC.

The Company receives asset management fees from Pruco Life for its policyholder account balances invested in the Prudential Series Fund ("PSF") managed by Pruco Life. The Company received from Pruco Life its allocable shares of such compensation in the amount of $7.4 million, $5.6 million, and $5.3 million, during 1999, 1998, and 1997, respectively, recorded as "Asset management fee income" in the Statements of Operations and Comprehensive Income.


                                      B23

Notes to Financial Statements

--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)

The Company pays an asset management fee to Prudential Global Asset Management ("PGAM") for managing the Separate Account investment portfolio. The expense for the year was $3.0 million, which is shown in general, administrative and other expenses.

The Company has sold a Corporate Owned Life Insurance ("COLI") policy to Prudential. The cash surrender value included in Separate Accounts at December 31, 1999 was $199.0 million.

Reinsurance
The Company currently has a reinsurance agreement in place with Prudential ("the reinsurer"). The reinsurance agreement is a yearly renewable term agreement in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the years ended December 31, 1999, 1998, and 1997.

Debt Agreements
In July 1998, the Company established a revolving line of credit facility with Prudential Funding Corporation, a wholly-owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of December 31, 1999.


                                      B24

                        Report of Independent Accountants


To the Board of Directors and Stockholder of Pruco Life Insurance Company of New Jersey

In our opinion, the accompanying statements of financial position and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Pruco Life Insurance Company of New Jersey (an indirect, wholly-owned subsidiary of the Prudential Insurance Company of America) at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
New York, New York
March 21, 2000


                                      B25

PruLife Custom Premier
Variable Universal Life
Insurance

PruLife Custom Premier Variable Universal Life is issued by Pruco Life Insurance Company of New Jersey, 213 Washington Street, Newark, NJ 07102-2992 and offered through Pruco Securities Corporation, 751 Broad Street, Newark, NJ 07102-3777, both subsidiaries of The Prudential Insurance Company of America, 751 Broad Street, Newark, NJ 07102-3777.


[LOGO OF PRUDENTIAL]

Pruco Life Insurance Company of New Jersey
213 Washington Street, Newark, NJ 07102-2992
Telephone 800 778-2255

VUL- 2NJ Ed. 2/01

                                    PART II

                               OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    REPRESENTATION WITH RESPECT TO CHARGES

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life of New Jersey.

                  UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state or organization of Pruco Life of New Jersey, permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Pruco Life of New Jersey's By-law, Article V, which relates to indemnification of officers and directors, is filed as Exhibit 1.A.(6)(c) to Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:
-------------------------------------------------------------------------

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 112 pages.

The undertaking to file reports.

The representation with respect to charges.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:

     Clifford E. Kirsch, Esq.
     Nancy D. Davis, FSA, MAAA
     PricewaterhouseCoopers, LLC

The following exhibits:
-----------------------

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-B-2:

A.  (1)  (a)   Resolution of Board of Directors of Pruco Life Insurance Company
               of New Jersey establishing the Pruco Life of New Jersey Variable
               Appreciable Account. (Note 3)

         (b)   Amendment of Separate Account Resolution. (Note 6)
    (2)  Not Applicable.
    (3)  Distributing Contracts:

         (a) Distribution Agreement between Pruco Securities Corporation and Pruco Life Insurance Company of New Jersey. (Note 3)

         (b) Proposed form of Agreement between Pruco Securities Corporation and independent brokers with respect to the Sale of the Contracts. (Note 5)

         (c)   Schedules of Sales Commissions.  (Note 7)
    (4)  Not Applicable.

    (5)  Variable Universal Life Insurance Contract.  (Note 7)
    (6)  (a)   Articles of Incorporation of Pruco Life Insurance Company of New
               Jersey, as amended March 11, 1983. (Note 3)

         (b) Certificate of Amendment of the Articles of Incorporation of Pruco Life Insurance Company of New Jersey, February 12, 1998. (Note 4)

         (c) By-laws of Pruco Life Insurance Company of New Jersey, as amended August 4, 1999. (Note 5)
    (7)  Not Applicable.
    (8)  Not Applicable.
    (9)  Not Applicable.

    (10) (a) New Jersey Application Form for Variable Universal Life Insurance Contract. (Note 5)

         (b) Supplement to the Application for Variable Universal Life Insurance Contract. (Note 5)
    (11) Not Applicable.
    (12) Memorandum describing Pruco Life Insurance Company of New Jersey's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 1)

    (13) Available Contract Riders and Endorsements.

         (a) Rider for Insured's Accidental Death Benefit (Note 7)
         (b) Rider for Insured's Total Disability Benefit (Note 7)

          (c) Rider for Level Term Insurance Benefit on Dependent Children (Note 7)

          (d) Rider for Level Term Insurance Benefit on Dependent Children-From Conversions (Note 7)

          (e)  Endorsement providing Type C Death Benefit Provisions (Note
               7)

          (f) Rider for Flexible Term Insurance Benefit on Life of Insured -- Type A and B. (Note 1)

          (g) Rider for Flexible Term Insurance Benefit on Life of Insured -- Type C (Note 1)

          (h)  Endorsement providing Type C Death Benefit Provisions -- NY
               (Note 1)

2.   See Exhibit 1.A.(5).

3. Opinion and Consent of Clifford E. Kirsch, Esq., as to the legality of the securities being registered. (Note 1)

4.   None.

5.   Not Applicable.

6. Opinion and Consent of Nancy D. Davis, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 1)

7.   Powers of Attorney.

     (a) Ira J. Kleinman, Esther H. Milnes, I. Edward Price, David R. Odenath, Jr., William J. Eckert, IV (Note 1)

     (b)  James J. Avery, Jr.  (Note 2)

(Note 1)  Filed herewith.

(Note 2)  Incorporated by reference to Post-Effective Amendment No. 10 to
          Form S-1, Registration No. 33-20018, filed April 9, 1998 on behalf of the Pruco Life of New Jersey Variable Contract Real Property
          Account.
(Note 3)  Incorporated by reference to Post-Effective Amendment No. 26 to
          Form S-6, Registration No. 2-89780, filed April 28, 1997 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 4) Incorporated by reference to Post-Effective Amendment No. 12 for Form S-1, Registration No. 33-20018, filed on April 19, 1999 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(Note 5) Incorporated by reference to Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 6) Incorporated by reference to Form S-6, Registration No. 333-94115, filed on January 5, 2000 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 7) Incorporated by reference to Registrant's Form S-6, filed on November 3, 2000.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life of New Jersey Variable Appreciable Account, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 2nd day of February, 2001.

(Seal)                     Pruco Life of New Jersey Variable Appreciable Account
                                                   (Registrant)

                             By:  Pruco Life Insurance Company of New Jersey
                                                   (Depositor)

Attest: /s/ Thomas C. Castano            By: /s/ Esther H. Milnes
        -------------------------            --------------------------------
        Thomas C. Castano                    Esther H. Milnes
        Assistant Secretary                  President


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on this 2nd day of February, 2001.



                 Signature and Title
                 -------------------


/s/ *
----------------------------------------------
Esther H. Milnes
President and Director

/s/ *
----------------------------------------------
William J. Eckert, IV
Vice President and Chief Accounting Officer

/s/ *                                              *By: /s/ Thomas C. Castano
----------------------------------------------          ------------------------
James J. Avery, Jr.                                     Thomas C. Castano
Director                                                (Attorney-in-Fact)

/s/*
----------------------------------------------
Ira J. Kleinman
Director

/s/ *
----------------------------------------------
David R. Odenath, Jr.
Director

/s/ *
----------------------------------------------
I. Edward Price
Director

                                 EXHIBIT INDEX

              Consent of PricewaterhouseCoopers LLP, independent accountants.             Page II-5

1.A. (12).    Memorandum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to
              Rule 6e-3(T)(b)(12)(iii).                                                   Page II-7

1.A.(13)(f)   Rider for Flexible Term Insurance Benefit on Life of Insured --
              Type A and B.                                                               Page II-16

1.A.(13)(g)   Rider for Flexible Term Insurance Benefit on Life of Insured --
              Type C.                                                                     Page II-18

1.A.(13)(h)   Endorsement providing Type C Death Benefit Provisions -- NY.                Page II-20

        3.    Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality
              of the securities being registered.                                         Page II-22

        6.    Opinion and Consent of Nancy D. Davis, MAAA, FSA, as to actuarial
              matters pertaining to the securities being registered.                      Page II-23

        7.    Powers of Attorney:
              Ira J. Kleinman
              Esther H. Milnes
              I. Edward Price
              David R. Odenath, Jr.
              William J. Eckert, IV